Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

DENTSPLY International Inc.,

Sirona Dental Systems, Inc.,

and

Dawkins Merger Sub Inc.

Dated as of September 15, 2015

i

3.23	No Other Representations or Warranties	33

ARTICLE 4 Representations and Warranties of DENTSPLY AND MERGER SUB		33

4.1	Corporate Organization	34
4.2	DENTSPLY Capitalization	34
4.3	Authority; Execution and Delivery; Enforceability	35
4.4	No Conflicts	36
4.5	SEC Documents; Financial Statements; Undisclosed Liabilities	37
4.6	Absence of Certain Changes or Events	39
4.7	Information Supplied	39
4.8	Legal Proceedings	40
4.9	Compliance with Laws	40
4.10	Permits	41
4.11	Employee Benefit Plans	42
4.12	Employee and Labor Matters	44
4.13	Environmental Matters	45
4.14	Real Property	46
4.15	Tax Matters	47
4.16	Material Contracts	49
4.17	Intellectual Property	51
4.18	Healthcare Compliance Matters	54
4.19	Broker’s Fees	56
4.20	Opinion of Financial Advisor	56
4.21	Ownership of Sirona Common Stock	56
4.22	Insurance	56
4.23	Merger Sub	56
4.24	No Other Representations or Warranties	57

ARTICLE 5 Covenants		57

5.1	Conduct of Business by Sirona Pending the Effective Time	57
5.2	Conduct of Business by DENTSPLY Pending the Effective Time	60
5.3	Preparation of the Form S-4 and the Joint Proxy Statement; Shareholders Meetings	64
5.4	No Solicitation of Transactions	68
5.5	Access to Information; Confidentiality	73
5.6	Appropriate Action	73
5.7	Certain Notices	76
5.8	Public Announcements	76
5.9	Indemnification	77
5.10	Financing Matters	78
5.11	Stock Exchange Listing	79
5.12	Section 16 Matters	79
5.13	Shareholder Litigation	79
5.14	Tax Matters	79
5.15	Employee Matters	80

ii

5.16	Cooperation	82

ARTICLE 6 Conditions to Consummation of the Merger		82

6.1	Conditions to Obligations of Each Party Under This Agreement	82
6.2	Conditions to Obligations of DENTSPLY and Merger Sub Under This Agreement	83
6.3	Conditions to Obligations of Sirona Under This Agreement	84

ARTICLE 7 Termination, Amendment and Waiver		85

7.1	Termination	85
7.2	Effect of Termination	86
7.3	Termination Fee; Expenses	87
7.4	Amendment or Supplement	89
7.5	Extension of Time; Waiver	89

ARTICLE 8 General Provisions		90

8.1	Non-Survival of Representations and Warranties	90
8.2	Notices	90
8.3	Certain Definitions	91
8.4	Terms Defined Elsewhere	99
8.5	Headings	103
8.6	Severability	103
8.7	Entire Agreement	103
8.8	Assignment	103
8.9	Parties in Interest	103
8.10	Mutual Drafting; Interpretation	103
8.11	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	104
8.12	Counterparts	105
8.13	Delivery by Facsimile or Email	105
8.14	Specific Performance	105
8.15	Disclosure Schedules	105

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit B	Form of Amended and Restated Certificate of Incorporation of DENTSPLY
Exhibit C	Form of Amended and Restated Bylaws of DENTSPLY SIRONA Inc.
Exhibit D	Form of Corporate Governance Policies/Guidelines of DENTSPLY SIRONA Inc.

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of September 15, by and among DENTSPLY International Inc., a Delaware corporation (“DENTSPLY”), Sirona Dental Systems, Inc., a Delaware corporation (“Sirona”), and Dawkins Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of DENTSPLY (“Merger Sub”).

recitals

WHEREAS, each of DENTSPLY, Sirona and Merger Sub desire, following the satisfaction or waiver of the conditions set forth in Article 6, to effect the Merger upon the terms and conditions set forth in this Agreement pursuant to which Merger Sub shall be merged with and into Sirona, with Sirona as the surviving entity in the Merger and becoming a wholly-owned subsidiary of DENTSPLY;

WHEREAS, the Boards of Directors of each of DENTSPLY, Sirona and Merger Sub have each approved and declared advisable this Agreement and the Transactions, including the Merger, and determined that it is advisable and in the best interests of their respective companies and shareholders to consummate the Merger and the Transactions on the terms and conditions set forth in this Agreement;

WHEREAS, the Board of Directors of DENTSPLY has, subject to Section 5.4, unanimously resolved to recommend the approval of the DENTSPLY Share Issuance and the Amended and Restated DENTSPLY Charter by the DENTSPLY shareholders, and following the execution and delivery of this Agreement, DENTSPLY shall adopt and approve this Agreement and the Merger as the sole shareholder of Merger Sub;

WHEREAS, the Board of Directors of Sirona has, subject to Section 5.4, unanimously resolved to recommend the adoption of this Agreement by the Sirona shareholders;

WHEREAS, for U.S. federal income Tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the regulations promulgated thereunder, that this Agreement will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and that Sirona, Merger Sub and DENTSPLY will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code; and

WHEREAS, DENTSPLY, Sirona and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

agreement

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE 1
The Merger

1.1         The Merger.

(a)          At the Effective Time, Merger Sub shall be merged with and into Sirona (the “Merger”) in accordance with the DGCL, and upon the terms and conditions set forth in this Agreement, whereupon the separate existence of Merger Sub shall cease and Sirona shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a wholly-owned subsidiary of DENTSPLY. The Merger and other transactions contemplated by this Agreement are referred to herein as the “Transactions.” References herein to “Sirona” with respect to the period from and after the Effective Time shall be deemed to be references to the Surviving Corporation.

(b)          The Merger shall have the effects specified in the DGCL. From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of Sirona and Merger Sub, all as provided under the DGCL.

1.2         Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York, 10022-4834 at 9:00 a.m. local time, as soon as practicable (and, in any event, within three (3) Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all applicable conditions set forth in Article 6 (except for any conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions) or at such other time and place as DENTSPLY and Sirona shall agree. The date and time at which the Closing occurs is referred to herein as the “Closing Date.”

1.3         Effective Time.

(a)          On the Closing Date, Sirona and Merger Sub shall file a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL.

(b)          The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later time as Sirona and DENTSPLY shall agree and specify in the Certificate of Merger (such time as the Merger becomes effective being the “Effective Time”).

1.4         Charters and Bylaws.

(a)          Surviving Corporation Certificate of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated pursuant to the Merger in its entirety as set forth on Exhibit A, until thereafter changed or amended as provided therein or by applicable Law. The name of the Surviving Corporation immediately after the Effective Time shall be “Sirona Dental Systems,

2

Inc.” At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated in their entirety so as to be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation shall be reflected as “Sirona Dental Systems, Inc.”) until thereafter changed or amended as provided therein or by applicable Law.

(b)          DENTSPLY Certificate of Incorporation and Bylaws; Name. Subject to the receipt of the DENTSPLY Shareholder Approval, at the Effective Time, the certificate of incorporation of DENTSPLY (as in effect immediately prior to the Effective Time) shall be amended and restated in its entirety as set forth on Exhibit B (the “Amended and Restated DENTSPLY Charter”), until thereafter changed or amended as provided therein or by applicable Law. At the Effective Time, the DENTSPLY Bylaws shall be amended and restated in their entirety as set forth on Exhibit C and the DENTSPLY Corporate Governance Guidelines/Policies shall be amended and restated in their entirety as set forth on Exhibit D. As set forth in the Amended and Restated DENTSPLY Charter, the name of DENTSPLY shall be “DENTSPLY SIRONA Inc.”

1.5         Directors and Officers of the Surviving Corporation. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the directors of the Surviving Corporation shall be the directors as set forth in Section 1.5 of the Sirona Disclosure Schedule and (ii) the officers of the Surviving Corporation shall be the officers as set forth in Section 1.5 of the Sirona Disclosure Schedule.

1.6         Directors and Officers of DENTSPLY.

(a)          Effective at the Effective Time, unless otherwise agreed by Sirona and DENTSPLY in writing, DENTSPLY shall take all necessary action to cause the size of the DENTSPLY Board to be increased to eleven (11) members, five (5) of which shall be designated by the Board of Directors of Sirona and each of which shall be a director of Sirona immediately prior to the Effective Time, and six (6) of which shall be designated by the Board of Directors of DENTSPLY and each of which shall be a director of DENTSPLY immediately prior to the Effective Time. One of Sirona’s director designees shall be the chief executive officer of Sirona immediately prior to the Effective Time and one of DENTSPLY director designees shall be the chief executive officer of DENTSPLY immediately prior to the Effective Time. All other director designees shall qualify as an “independent director”, as such term is defined in NASDAQ Equity Rule 5605(a)(2); provided, that at least two of the Sirona designees and two of the DENTSPLY designees shall meet the minimum requirements to serve on Sirona’s audit committee under the NASDAQ Marketplace Rules. Effective at the Effective Time, unless otherwise agreed by Sirona and DENTSPLY in writing, DENTSPLY shall take all necessary action to cause (i) Bret W. Wise to be appointed to act as executive chairman of the DENTSPLY Board, (ii) the directors designated by Sirona and DENTSPLY respectively to be appointed to the DENTSPLY Board, (iii) the audit committee of the DENTSPLY Board to be comprised of two directors designated by DENTSPLY and one director designated by Sirona, with one such director designated by DENTSPLY to act as the chairperson of the audit committee of the DENTSPLY Board, (iv) the compensation committee of the DENTSPLY Board to be comprised of two directors designated by DENTSPLY and two directors designated by Sirona, with one such director designated by Sirona to act as the chairperson of the compensation committee of

3

the DENTSPLY Board, (v) the nominating and corporate governance committee of the DENTSPLY Board to be comprised of two directors designated by DENTSPLY and two directors designated by Sirona, with one such director designated by DENTSPLY to act as the chairperson of the nominating and corporate governance committee of the DENTSPLY Board and (vi) one director designated by Sirona to be appointed as lead independent director.

(b)          Effective at the Effective Time, DENTSPLY shall take all necessary action to cause Jeffrey T. Slovin to be appointed as chief executive officer of DENTSPLY and to designate the other officers of DENTSPLY as may be agreed by DENTSPLY and Sirona prior to the Effective Time, such officers to serve from and after the Effective Time until successors are duly elected or appointed and qualified in accordance with applicable Law.

1.7         Headquarters. At the Effective Time, the global headquarters and related corporate functions for DENTSPLY and its Subsidiaries will be located in York, Pennsylvania, and the international headquarters and related international corporate functions for DENTSPLY and its Subsidiaries will be located in Salzburg, Austria.

1.8         Tax Treatment. For U.S. federal income Tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the regulations promulgated thereunder, that this Agreement will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and that Sirona, Merger Sub and DENTSPLY will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

ARTICLE 2
Conversion of Securities IN THE MERGER

2.1         Effect on Capital Stock of Sirona and Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of DENTSPLY, Sirona, Merger Sub or any holder of any shares of Sirona common stock, $0.01 par value per share (“Sirona Common Stock”):

(a)          All shares of Sirona Common Stock that are owned by DENTSPLY, Sirona or Merger Sub immediately prior to the Effective Time shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b)          Subject to Section 2.1(a), Section 2.3 and Section 2.6, each share of Sirona Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter represent the right to receive that number of validly issued, fully paid and non-assessable shares of DENTSPLY common stock, $0.01 par value per share (“DENTSPLY Common Stock”), equal to the Exchange Ratio. The shares of DENTSPLY Common Stock to be issued upon the conversion of shares of Sirona Common Stock pursuant to this Section 2.1 are referred to collectively as the “Merger Consideration.” For purposes of this Agreement, “Exchange Ratio” means 1.8142.

4

(c)          All of the shares of Sirona Common Stock shall be converted into shares of DENTSPLY Common Stock pursuant to this Section 2.1 and shall cease to be outstanding and shall cease to exist and, as of the Effective Time, each holder of a certificate representing any such shares of Sirona Common Stock (a “Sirona Certificate”) or shares of Sirona Common Stock held in book entry form (“Sirona Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive, in accordance with Section 2.1(b), the Merger Consideration, upon surrender of such Sirona Certificate or Sirona Book-Entry Share.

(d)          Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of Surviving Corporation.

2.2         Effect on DENTSPLY Common Stock. At the Effective Time, each share of DENTSPLY Common Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding. Immediately following the Effective Time, shares of DENTSPLY Common Stock owned by Surviving Corporation or any wholly-owned Subsidiary of Surviving Corporation shall be surrendered to DENTSPLY without payment therefor.

2.3         Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of DENTSPLY Common Stock or Sirona Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration and the Exchange Ratio and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide the holders of Sirona Common Stock the same economic effect as contemplated by this Agreement prior to such event.

2.4         Fractional Shares.

(a)          No fractional shares of DENTSPLY Common Stock shall be issued in the Merger, but in lieu thereof each holder of Sirona Common Stock otherwise entitled to a fractional share of DENTSPLY Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.4, a cash payment in lieu of such fractional share of DENTSPLY Common Stock representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of shares of DENTSPLY Common Stock equal to the excess of (A) the aggregate number of shares of DENTSPLY Common Stock to be delivered to the Exchange Agent by DENTSPLY pursuant to Section 2.5(a)(i) over (B) the aggregate number of whole shares of DENTSPLY Common Stock to be distributed to the holders of shares of Sirona Common Stock pursuant to Section 2.5(b) (such excess, the “Excess Shares”). Sirona, DENTSPLY and the Merger Sub acknowledge that payment of the cash consideration in lieu of issuing fractional shares of DENTSPLY Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to DENTSPLY that would otherwise be caused by the issuance of fractional shares of DENTSPLY Common Stock. As

5

soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of Sirona Common Stock that would otherwise receive fractional shares of DENTSPLY Common Stock, shall sell the Excess Shares at then prevailing prices on the NASDAQ in the manner provided in the following paragraph.

(b)          The sale of the Excess Shares by the Exchange Agent, as agent for the holders of Sirona Common Stock that would otherwise receive fractional shares of DENTSPLY Common Stock, shall be executed on the NASDAQ and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the holders of Sirona Common Stock, the Exchange Agent shall hold such proceeds in trust for the holders of Sirona Common Stock that would otherwise receive fractional shares of DENTSPLY Common Stock (the “Common Shares Trust”). The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of Sirona Common Stock shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Sirona Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Sirona Common Stock would otherwise be entitled (the “Fractional Shares Cash Amount”).

(c)          As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Sirona Common Stock in lieu of any fractional shares of DENTSPLY Common Stock, the Exchange Agent shall make available such amounts to such holders of shares of Sirona Common Stock without interest, subject to and in accordance with Section 2.5.

2.5         Exchange of Certificates and Book-Entry Shares.

(a)          Prior to the dissemination of the Joint Proxy Statement to the shareholders of Sirona and the shareholders of DENTSPLY, DENTSPLY shall appoint a nationally recognized financial institution reasonably acceptable to Sirona to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration. At or prior to the Effective Time, DENTSPLY shall deposit, in trust for the benefit of the holders of Sirona Common Stock, with the Exchange Agent for exchange in accordance with this Article 2, (i) a number of shares of DENTSPLY Common Stock equal to the total shares of DENTSPLY Common Stock issuable pursuant to Section 2.1 and (ii) cash sufficient to make payments of any dividends or other distributions declared or made prior to the Effective Time with a record date after the Effective Time to such holders (collectively, together with the Fractional Shares Cash Amount, the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the whole shares of DENTSPLY Common Stock contemplated to be issued pursuant to Section 2.1 and the Fractional Shares Cash Amount out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b)          Exchange Procedures. As promptly as practicable after the Effective Time (but in no event later than three (3) Business Days thereafter), DENTSPLY shall cause the Exchange Agent to mail to each holder of record of a Sirona Certificate or Sirona Book-Entry Share, in each case which shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal, which

6

shall specify that delivery shall be effected, and risk of loss and title to the Sirona Certificates shall pass, only upon delivery of the Sirona Certificates to the Exchange Agent, and shall otherwise be in such form and have such other provisions as DENTSPLY, Sirona and the Exchange Agent may reasonably specify, and (ii) instructions for effecting the surrender of the Sirona Certificates or Sirona Book-Entry Shares in exchange for the Merger Consideration, as applicable, and the method of payment of such holder's Fractional Shares Cash Amount. Upon surrender of Sirona Certificates and Sirona Book-Entry Shares for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Sirona and DENTSPLY, and upon delivery of a letter of transmittal, duly executed and in proper form with all required enclosures and attachments, with respect to such Sirona Certificates or Sirona Book-Entry Shares, the holder of such Sirona Certificates or Sirona Book-Entry Shares shall be entitled to receive the whole shares of DENTSPLY Common Stock that such holder is entitled to receive pursuant to Section 2.1 and, if applicable, the Fractional Shares Cash Amount for each share of Sirona Common Stock formerly represented by such Sirona Certificates and for each Sirona Book-Entry Share. Any Sirona Certificates and Sirona Book-Entry Shares so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Sirona Certificate is registered, it shall be a condition precedent to payment that the Sirona Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the delivery of the Merger Consideration, as applicable, to a Person other than the registered holder of the Sirona Certificate so surrendered and shall have established to the satisfaction of Sirona that such Taxes either have been paid or are not required to be paid. Delivery of the Merger Consideration with respect to Sirona Book-Entry Shares shall only be made to the Person in whose name such Sirona Book-Entry Shares are registered. Until surrendered as contemplated hereby, each Sirona Certificate or Sirona Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as provided in this Agreement.

(c)          Transfer Books. At the Effective Time, the stock transfer books of Sirona shall be closed and thereafter there shall be no further registration of transfers of shares of Sirona Common Stock on the records of Sirona. From and after the Effective Time, the holders of Sirona Certificates and Sirona Book-Entry Shares representing shares of Sirona Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Sirona Certificates representing shares of Sirona Common Stock are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for the whole shares of DENTSPLY Common Stock that such holder is entitled to receive pursuant to Section 2.1 and, if applicable, the Fractional Shares Cash Amount as provided in this Agreement.

(d)          Termination of Fund; Abandoned Property. At any time following six months after the Closing Date, DENTSPLY shall be entitled to require the Exchange Agent to deliver to it any shares of DENTSPLY Common Stock or cash remaining in the Exchange Fund made available to the Exchange Agent and not delivered to holders of Sirona Certificates or Sirona Book-Entry Shares, and thereafter such holders shall be entitled to look only to DENTSPLY (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their

7

Sirona Certificates or Sirona Book-Entry Shares and compliance with the procedures in Section 2.5. If, prior to six years after the Closing Date (or otherwise immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws), any holder of Sirona Certificates or Sirona Book-Entry Shares has not complied with the procedures in Section 2.5 to receive the Merger Consideration to which such holder would otherwise be entitled, the Merger Consideration to which such holder would otherwise be entitled in respect of such Sirona Certificates or Sirona Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of DENTSPLY, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of DENTSPLY, the Surviving Corporation or the Exchange Agent, or any Representative or affiliate thereof, shall be liable to any holder of a Sirona Certificate or Sirona Book-Entry Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)          Lost, Stolen or Destroyed Certificates. In the event that any Sirona Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Sirona Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1(b); provided, however, that DENTSPLY or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the payment of the Merger Consideration, require the owners of such lost, stolen or destroyed Sirona Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against DENTSPLY, the Surviving Corporation or the Exchange Agent with respect to the Sirona Certificates alleged to have been lost, stolen or destroyed.

(f)          Distributions with Respect to Unexchanged DENTSPLY Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to DENTSPLY Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Sirona Certificate or Sirona Book-Entry Share with respect to the shares of DENTSPLY Common Stock represented thereby, and, if applicable, no portion of the Fractional Shares Cash Amount shall be paid to any such holder pursuant to Section 2.4, unless and until the holder of such Sirona Certificate or Sirona Book-Entry Share shall surrender such Sirona Certificate or Sirona Book-Entry Share. Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Sirona Certificate, there shall be paid by DENTSPLY to the holder of the certificates representing whole shares of DENTSPLY Common Stock issued in exchange therefor, without interest, (i) promptly, the portion of the Fractional Shares Cash Amount, if applicable, payable with respect to a fractional share of DENTSPLY Common Stock to which such holder is entitled pursuant to Section 2.4 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of DENTSPLY Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of DENTSPLY Common Stock.

8

2.6         Sirona Stock Options and Stock-Based Awards.

(a)          Treatment of Sirona Stock Options. As of the Effective Time, each option to acquire shares of Sirona Common Stock (a “Sirona Stock Option”) granted under the Sirona Stock Plans that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by DENTSPLY and shall be converted into an option (a “DENTSPLY Stock Option”) to acquire shares of DENTSPLY Common Stock in accordance with this Section 2.6. Each such DENTSPLY Stock Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Sirona Stock Option immediately prior to the Effective Time (but taking into account any changes thereto provided for in the applicable Sirona Stock Plan, in any award agreement or in such Sirona Stock Option by reason of this Agreement or the Transactions). As of the Effective Time, each such DENTSPLY Stock Option as so assumed and converted shall be an option to acquire that number of whole shares of DENTSPLY Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Sirona Common Stock subject to such Sirona Stock Option and (ii) the Exchange Ratio, at an exercise price per share of DENTSPLY Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of Sirona Common Stock of such Sirona Stock Option by (y) the Exchange Ratio; provided, that the exercise price and the number of shares of DENTSPLY Common Stock subject to the DENTSPLY Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of Sirona Stock Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code.

(b)          Treatment of Sirona Restricted Stock Units. As of the Effective Time, each restricted stock unit award granted under the applicable Sirona Stock Plan (a “Sirona RSU”) that is outstanding immediately prior to the Effective Time and that is not vested by its terms as of the Effective Time shall be assumed by DENTSPLY and shall be converted into a restricted stock unit award (a “DENTSPLY RSU”) to acquire DENTSPLY Common Stock in accordance with this Section 2.6. Each such DENTSPLY RSU as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Sirona RSU immediately prior to the Effective Time (but taking into account any changes thereto provided for in the applicable Sirona Stock Plan, in any award agreement or in such Sirona RSU by reason of this Agreement or the Transactions). As of the Effective Time, each such DENTSPLY RSU as so assumed and converted shall be a restricted stock unit award for that number of shares of DENTSPLY Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Sirona Common Stock underlying such Sirona RSU multiplied by (ii) the Exchange Ratio. As of the Effective Time, each restricted stock unit award granted under the applicable Sirona Stock Plan that is outstanding immediately prior to the Effective Time and that vests as of the Effective Time in accordance with its terms shall be canceled as of the Effective Time and converted into the right to receive the Merger Consideration in respect of each share of Sirona Common Stock subject thereto as of immediately before the Effective Time.

9

(c)          Not later than the Closing Date, DENTSPLY shall deliver to the holders of Sirona Stock Options and Sirona RSUs any required notices setting forth such holders’ rights pursuant to the relevant Sirona Stock Plan and award documents and stating that such Sirona Stock Options or Sirona RSUs have been assumed by DENTSPLY and shall continue in effect on the same terms and conditions subject, in each case, to the adjustments required by this Section 2.6 after giving effect to the Merger and the terms of the relevant Sirona Stock Plan.

(d)          Prior to the Effective Time, Sirona shall take all necessary action for the adjustment of Sirona Stock Options and Sirona RSUs under this Section 2.6. DENTSPLY shall reserve for future issuance a number of shares of DENTSPLY Common Stock at least equal to the number of shares of DENTSPLY Common Stock that will be subject to DENTSPLY Stock Options and DENTSPLY RSUs as a result of the actions contemplated by this Section 2.6. Not later than the Closing Date, DENTSPLY shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the DENTSPLY Common Stock subject to such DENTSPLY Stock Options and DENTSPLY RSUs and shall distribute a prospectus relating to such Form S-8, and DENTSPLY shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such DENTSPLY Stock Options and DENTSPLY RSUs remain outstanding.

(e)          Immediately after the Effective Time, Sirona shall take all necessary actions necessary to terminate the Sirona Stock Plans, and no additional equity-based awards shall be issued thereunder.

2.7         Withholding Rights. Each of DENTSPLY, the Surviving Corporation, Sirona, Merger Sub and the Exchange Agent shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement to any holder of a Sirona Certificate or Sirona Book-Entry Share or any other Person who is entitled to receive the Merger Consideration or Fractional Shares Cash Amount, such amounts as are required to be deducted and withheld under the Code, Treasury Regulations promulgated under the Code or any provisions of applicable state, local or non-U.S. Tax Law. To the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person(s) in respect of which such deduction and withholding was made.

ARTICLE 3
Representations and Warranties of Sirona

Except (a) as set forth in the Sirona Disclosure Schedule (subject to Section 8.15) and (b) as otherwise disclosed or identified in the Sirona SEC Documents publicly filed or furnished after September 30, 2013 and prior to the date hereof (other than (i) any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Sirona SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature and (ii) information included in, or incorporated by reference as, exhibits and schedules to any Sirona SEC Document, and provided that the exception provided for in this clause (b) shall be applied if, and only if, the nature and

10

content of the applicable disclosure in any such Sirona SEC Document publicly filed or furnished prior to the date hereof is reasonably specific as to matters and items such that the subject matter of such disclosure is reasonably apparent on the face of the text of such disclosure to be applicable to the representation set forth herein), Sirona hereby represents and warrants to DENTSPLY as follows:

3.1         Corporate Organization. Each of Sirona and, except where the failure to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect, its Subsidiaries is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Sirona and its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect. The copies of the Amended and Restated Certificate of Incorporation, as amended (the “Sirona Charter”), and By-Laws of Sirona (the “Sirona Bylaws”) as most recently filed with the Sirona SEC Documents are true, complete and correct copies of such documents as in effect as of the date of this Agreement. Sirona is not in violation of any of the provisions of the Sirona Charter. True and complete copies of all minute books of Sirona since January 1, 2013 have been made available by Sirona to DENTSPLY, except for such portions of the minutes subject to attorney-client privilege or with respect to the consideration of a possible acquisition or business combination involving Sirona.

3.2         Sirona Capitalization.

(a)          The authorized capital stock of Sirona consists of ninety-five million (95,000,000) shares of Sirona Common Stock and five million (5,000,000) shares of preferred stock, par value $0.01 per share (“Sirona Preferred Stock”). As of September 11, 2015, (i) 55,896,586 shares of Sirona Common Stock (other than treasury shares) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) 2,471,499 shares of Sirona Common Stock were held in the treasury of Sirona or by its Subsidiaries, (iii) 1,480,768 shares of Sirona Common Stock were issuable (and such number was reserved for issuance) upon exercise of Sirona Stock Options granted under a Sirona Stock Plan, Sirona RSUs granted under the Sirona Stock Plans and performance-based stock unit awards (the “Sirona Performance Units”) granted under a Sirona Stock Plan outstanding as of such date and (iv) no shares of Sirona Preferred Stock were issued and outstanding. Except for Sirona Stock Options, Sirona RSUs and Sirona Performance Units to purchase not more than 1,480,768 shares of Sirona Common Stock, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Sirona or any of its Subsidiaries is a party or by which Sirona or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of Sirona or any of its Subsidiaries, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating Sirona or any of its Subsidiaries to issue or sell any shares of its capital

11

stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, Sirona or any of its Subsidiaries. Since September 11, 2015, Sirona has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 3.2(a). Sirona has previously provided DENTSPLY with a true and complete list, as of the date hereof, of the prices at which each outstanding Sirona Stock Option, Sirona RSU and Sirona Performance Unit may be exercised under the applicable Sirona Stock Plan, the number of Sirona Stock Options, Sirona RSUs and Sirona Performance Units outstanding at each such price and the vesting schedule of the Sirona Stock Options, Sirona RSUs and Sirona Performance Units. None of the Sirona Stock Options are “incentive stock options” within the meaning of Section 422 of the Code. All shares of Sirona Common Stock subject to issuance under a Sirona Stock Plan, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness of Sirona having the right to vote on any matters on which shareholders of Sirona may vote. Neither Sirona nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Equity Interests of Sirona or any of its Subsidiaries.

(b)          Except with respect to Sirona RSUs and Sirona Performance Units, there are no outstanding contractual obligations of Sirona or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any shares of Sirona Common Stock or any capital stock of, or other Equity Interests in, Sirona or any of its Subsidiaries.

(c)          Section 3.2(c) of the Sirona Disclosure Schedule sets forth a true and complete list of all of the Subsidiaries of Sirona and the jurisdiction of organization of each such Subsidiary. Except as set forth in Section 3.2(c) of the Sirona Disclosure Schedule, none of Sirona or any of its Subsidiaries holds an Equity Interest in any other Person. Each outstanding share of capital stock or other Equity Interest in each Subsidiary of Sirona is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Sirona or one or more of its wholly-owned Subsidiaries free and clear of all Liens. There are no outstanding contractual obligations of Sirona or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of Sirona (in excess of $5 million) or any other Person, other than guarantees by Sirona of any indebtedness or other obligations of any wholly-owned Subsidiary of Sirona.

3.3         Authority; Execution and Delivery; Enforceability.

(a)          Sirona has all necessary power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and, subject to the receipt of the Sirona Shareholder Approval, to consummate the Transactions applicable to Sirona. The execution and delivery by Sirona of this Agreement, the performance and compliance by Sirona with each of its obligations herein and the consummation by Sirona of

12

the Transactions applicable to it have been duly authorized by all necessary corporate action on the part of Sirona, subject to receipt of the Sirona Shareholder Approval, and no other corporate proceedings on the part of Sirona and no shareholder votes are necessary to authorize this Agreement or the consummation by Sirona of the Transactions to which it is a party. Sirona has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by DENTSPLY and Merger Sub of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b)          The Board of Directors of Sirona (the “Sirona Board”), at a meeting duly called and held, unanimously adopted resolutions (i) approving this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth in this Agreement, (ii) determining that the terms of the Agreement, the Merger and the other Transactions are fair to, and in the best interests of, Sirona and its shareholders, (iii) directing that this Agreement be submitted to the shareholders of Sirona for adoption, (iv) recommending that its shareholders adopt this Agreement and (v) declaring that this Agreement is advisable (the “Sirona Recommendation”).

(c)          Assuming the accuracy of the representations and warranties in Section 4.21, to the Knowledge of Sirona, no takeover, anti-takeover, business combination, control share acquisition or similar Law applies to the Merger or the other Transactions. The only vote of holders of any class or series of Sirona Common Stock or other Equity Interests of Sirona necessary to adopt this Agreement is the adoption of this Agreement by the holders of a majority of the shares of Sirona Common Stock outstanding and entitled to vote thereon at the Sirona Shareholders Meeting (the “Sirona Shareholder Approval”). No other vote of the holders of Sirona Common Stock or any other Equity Interests of Sirona is necessary to consummate the Transactions.

3.4         No Conflicts.

(a)          The execution and delivery of this Agreement by Sirona does not and will not, and the performance of this Agreement by Sirona and the consummation of the Transactions will not, (i) assuming the Sirona Shareholder Approval is obtained, conflict with or violate any provision of the Sirona Charter or the Sirona Bylaws or any equivalent organizational documents of any Subsidiary of Sirona, (ii) assuming that all consents, approvals, authorizations and permits described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Sirona or any of its Subsidiaries or by which any property or asset of Sirona or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Sirona or any of its Subsidiaries pursuant to, any Contract or Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other

13

occurrences which would not, individually or in the aggregate, reasonably be expected to (A) prevent or delay beyond the Outside Date consummation of the Merger, (B) otherwise prevent or delay beyond the Outside Date performance by Sirona of any of its material obligations under this Agreement or (C) have a Sirona Material Adverse Effect.

(b)          The execution and delivery of this Agreement by Sirona do not and will not, and the consummation by Sirona of the Transactions and compliance by Sirona with any of the terms or provisions hereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law, and the rules and regulations of the NASDAQ, (ii) under the HSR Act, the EU Merger Regulation or other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar applicable Laws, (iii) the filing of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications to a Person other than a Governmental Entity, would not, individually or in the aggregate, reasonably be expected to (A) prevent or delay beyond the Outside Date consummation of the Merger or other Transactions, (B) otherwise prevent or delay beyond the Outside Date performance by Sirona of any of its material obligations under this Agreement or (C) have a Sirona Material Adverse Effect.

3.5          SEC Documents; Financial Statements; Undisclosed Liabilities.

(a)          Sirona has filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by Sirona with the SEC under the Securities Act or the Exchange Act since October 1, 2012 (the “Sirona SEC Documents”). None of the Subsidiaries of Sirona is required to make or makes any filings with the SEC.

(b)          As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each Sirona SEC Document complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Sirona SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)          The consolidated financial statements of Sirona included in the Sirona SEC Documents (including, in each case, any notes or schedules thereto) and all related compilations, reviews and other reports issued by Sirona’s accountants with respect thereto (the “Sirona SEC Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Sirona SEC Financial Statements fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in shareholders’ equity of Sirona (on a consolidated basis) as of the respective dates of and for the periods referred to in the Sirona SEC Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim Sirona SEC Financial Statements, to normal year-end adjustments (which are not

14

material in significance or amount) and the absence of notes. The books and records of Sirona and its Subsidiaries are accurate and complete in all material respects, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described and the Sirona SEC Financial Statements have been prepared, in all material respects, in accordance with such books and records. No financial statements of any Person other than Sirona and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of Sirona. Except as required by GAAP, Sirona has not, between June 30, 2015 and the date of this Agreement, made or adopted any material change in its accounting methods, practices or policies in effect on June 30, 2015.

(d)          Sirona is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder or under the Exchange Act (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ.

(e)          Sirona has made available to DENTSPLY true and complete copies of all written comment letters from the staff of the SEC received since October 1, 2013 relating to the Sirona SEC Documents and all written responses of Sirona thereto other than with respect to requests for confidential treatment or which are otherwise publicly available on the SEC’s EDGAR system. To the Knowledge of Sirona, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Sirona SEC Documents and none of the Sirona SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations with respect to which Sirona has retained outside counsel, SEC inquiries or investigations or other governmental inquiries or investigations, to the Knowledge of Sirona, pending or threatened, in each case regarding any accounting practices of Sirona.

(f)          Sirona has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Sirona’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Sirona in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Sirona’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Sirona’s management has completed an assessment of the effectiveness of Sirona’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Sirona SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on Sirona’s management’s most recently completed evaluation of Sirona’s internal control over financial reporting prior to the date hereof, (i) Sirona had no significant deficiencies or material weaknesses in the design or operation of its internal control over

15

financial reporting that would reasonably be expected to adversely affect Sirona’s ability to record, process, summarize and report financial information and (ii) Sirona does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Sirona’s internal control over financial reporting.

(g)          Sirona and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued or required to be reflected in Sirona's financial statements in accordance with GAAP), except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the Sirona SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent audited balance sheet included in the Sirona SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Sirona Material Adverse Effect.

3.6         Absence of Certain Changes or Events. Since July 1, 2015 and through the date of this Agreement, (a) Sirona and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Sirona Material Adverse Effect. Since July 1, 2015 and through the date of this Agreement, neither Sirona nor any of its Subsidiaries has taken any action that would have constituted a breach of, or required DENTSPLY’s consent pursuant to, Sections 5.1(e), (m), (n), (p), (r) and (s) had the covenants therein applied since July 1, 2015.

3.7         Information Supplied. None of the information supplied or to be supplied by Sirona for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by DENTSPLY in connection with the Merger (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to each of the holders of DENTSPLY Common Stock and Sirona Common Stock and at the time of each of the DENTSPLY Shareholders Meeting and Sirona Shareholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Sirona to such portions thereof that relate expressly to DENTSPLY or any of its Subsidiaries, including Merger Sub, or to statements made therein based on information supplied by or on behalf of DENTSPLY for inclusion or incorporation by reference therein). The Form S-4 and Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and other applicable Law.

3.8         Legal Proceedings. As of the date hereof, there are no Proceedings pending, or to the Knowledge of Sirona, threatened against Sirona or any of its Subsidiaries or

16

any of their respective assets, rights or properties or any of the officers or directors of Sirona, that would, in each case, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions. There are no Proceedings pending, or to the Knowledge of Sirona, threatened against Sirona or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Sirona, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Sirona Material Adverse Effect. Neither Sirona nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Sirona Material Adverse Effect.

3.9         Compliance with Laws.

(a)          (i) Sirona and its Subsidiaries are in compliance, and for the past five years have been in compliance, with all Laws and Orders applicable to Sirona or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on Sirona or its Subsidiaries), and (ii) neither Sirona nor any of its Subsidiaries has received any written communication during the past five years from a Governmental Entity that alleges that Sirona or any of its Subsidiaries is not in compliance with any such Law or Order, except in the case of clauses (i) and (ii) where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, a Sirona Material Adverse Effect.

(b)          Sirona and each of its Subsidiaries (i) are in compliance, and for the past five years have been in compliance, in all material respects with the United States Foreign Corrupt Practices Act of 1977 (the “FCPA”) and any other applicable Anti-corruption Laws; (ii) during the past five years have not been investigated, to the Knowledge of Sirona, by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual or alleged violation by Sirona or any of its Subsidiaries of the FCPA or any other Anti-corruption Laws and (iii) during the past five years have had an operational and effective FCPA and anti-corruption compliance program that includes, at a minimum, policies, procedures and training intended to enhance awareness of and compliance by Sirona and its Subsidiaries with the FCPA and any other applicable Anti-corruption Laws.

(c)          To the Knowledge of Sirona, none of Sirona or its Subsidiaries has, directly or indirectly through its Representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given, money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official or Other Covered Party; (ii) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official or Other Covered Party to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any person or entity, in any way.

(d)          To the Knowledge of Sirona, during the past five years, Sirona and its Subsidiaries have maintained complete and accurate books and records, including records of

17

payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP, in all material respects. There have been no false or fictitious entries made in the books and records of Sirona or its Subsidiaries relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, and Sirona and its Subsidiaries have not established or maintained a secret or unrecorded fund.

(e)          To the Knowledge of Sirona, during the past five years, none of Sirona or its Subsidiaries has had a customer or supplier or other business relationship with, is a party to any Contract with, or has engaged in any transaction with, any Person (i) that is organized or domiciled in or that is a citizen of Cuba, Iran, North Korea, Sudan, or Syria (including any Governmental Entity within such country) or (ii) that is the subject of any international economic or trade sanction administered or enforced by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”), the United Nations Security Council, the European Union, Her Majesty’s Treasury, the United Kingdom Export Control Organization or other relevant sanctions authority (including but not limited to being listed on the Specially Designated Nationals and Blocked Persons List administered by OFAC).

3.10       Permits. Sirona and each of its Subsidiaries have all required governmental permits, licenses, franchises, certificates, registrations, approvals, exemptions, clearances, billings and authorizations and similar rights (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Sirona Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect, (i) the operation of the business of Sirona and its Subsidiaries as currently conducted is not, and has not been since June 30, 2012, in violation of, nor is Sirona or its Subsidiaries in default or violation under, any Permit (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on Sirona or its Subsidiaries), and (ii) to the Knowledge of Sirona, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit. There are no actions pending or, to the Knowledge of Sirona, threatened, that seek the revocation, cancellation or modification of any Permit, except where such revocation, cancellation or modification, individually or in the aggregate, has not had and would not reasonably be expected to have, a Sirona Material Adverse Effect. Since June 30, 2012, neither Sirona nor its Subsidiaries have received written notice of any charge, claim or assertion alleging any violations of or noncompliance with any Permit, nor to the Knowledge of Sirona, has any charge, claim or assertion been threatened, except where such notice, charge, claim or assertion, individually or in the aggregate, has not had and would not reasonably be expected to have, a Sirona Material Adverse Effect.

3.11       Employee Benefit Plans.

(a)          Section 3.11(a) of the Sirona Disclosure Schedule sets forth a true and complete list of each “employee benefit plan” as defined in Section 3(3) of ERISA and any

18

other plan, policy, program, Contract, or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer or employee (or to any dependent or beneficiary thereof) of Sirona or any of its Subsidiaries, in each case that is maintained, sponsored or contributed to by Sirona or any of its U.S. ERISA Affiliates, or under which Sirona or any of its Subsidiaries has any material obligation or material liability, whether actual or contingent, including all incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, fringe benefit, medical, disability, retention, severance, termination, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other equity-based compensation plans, policies, programs, practices or arrangements, in each case, which (x) is not sponsored and administered by a Governmental Entity and (y) is not required by Law to be provided (each a “Sirona Benefit Plan”). Neither Sirona, nor to the Knowledge of Sirona, any other Person, has any express or implied commitment, whether legally enforceable or not, to (i) modify, change or terminate any Sirona Benefit Plan, other than with respect to a modification, change or termination required by ERISA, the Code or the terms of such Sirona Benefit Plan or (ii) adopt any new Sirona Benefit Plan.

(b)          With respect to each Sirona Benefit Plan, Sirona has made available to DENTSPLY a current written copy thereof (if any) and, to the extent applicable: (i) any related trust agreement; (ii) the most recent IRS determination letter; (iii) the most recent summary plan description and summary of material modifications, and (iv) for the most recent plan year (A) the Form 5500 and attached schedules and (B) audited financial statements.

(c)          Each Sirona Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and contributions required to be made under the terms of any of the Sirona Benefit Plans have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Sirona SEC Documents.

(d)          Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect: (i) each Sirona Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter or opinion letter from the IRS as to its qualified status, and each trust established in connection with any Sirona Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and to Sirona’s Knowledge no fact or event has occurred that could adversely affect the qualified status of any such Sirona Benefit Plan or the exempt status of any such trust, (ii) to Sirona’s Knowledge there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), other than a transaction that is exempt under a statutory or administrative exemption, with respect to any Sirona Benefit Plan, and (iii) no Proceeding has been brought, or to the Knowledge of Sirona is threatened, against or with respect to any Sirona Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than for routine benefits claims).

(e)         No Sirona Benefit Plan is a multiemployer plan (as defined in Section 3(37) or Section 4001(a)(3) of ERISA) (“Multiemployer Plan”) or other plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section

19

412 of the Code, and during the preceding six (6) years none of Sirona or any ERISA Affiliate thereof has maintained, sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA. No material liability under Title IV of ERISA has been incurred by Sirona or any ERISA Affiliate thereof that has not been satisfied in full, and no condition exists that presents a material risk to Sirona or any ERISA Affiliate thereof of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder.  None of Sirona or any of its Subsidiaries has incurred any material withdrawal liability under Section 4201 of ERISA.

(f)          No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the Merger or other Transactions, by any employee, officer or director of Sirona or any of its Subsidiaries who is a “disqualified individual” (within the meaning of Section 280G of the Code) could be characterized as an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code).

(g)          Except as required by Law, no Sirona Benefit Plan provides post-employment medical, disability or life insurance benefits to any former director, employee or their respective dependents.

(h)          Except for the adjustment and assumption of the Sirona Stock Options and Sirona RSUs in accordance with Section 2.6, neither the execution of this Agreement nor the consummation of the Merger or other Transactions will (i) entitle any employee or director of Sirona or any of its Subsidiaries to a bonus, severance or change in control payment, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, increase the amount payable or trigger any other material obligation pursuant to any of the Sirona Benefit Plans or (iii) result in any breach or violation of, or default under any Sirona Benefit Plan.

(i)          Each Sirona Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder, to the extent such section and such guidance have been applicable to such Sirona Benefit Plan. There is no agreement, plan, Contract or other arrangement to which Sirona or, to the Knowledge of Sirona, any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes pursuant to Section 409A or 4999 of the Code.

(j)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect, with respect to each Sirona Benefit Plan established or maintained outside of the United States of America primarily for the benefit of employees of Sirona or any Subsidiary thereof residing outside the United States of America (a “Sirona Foreign Benefit Plan”): (i) all employer and employee contributions to each Sirona Foreign Benefit Plan required by law or by the terms of any Sirona Foreign Benefit Plan have been made or, if applicable, accrued, in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Sirona Foreign Benefit Plan, the liability of each insurer for any Sirona Foreign Benefit Plan funded through insurance or the book reserve established for any Sirona Foreign Benefit Plan, together with any accrued

20

contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such Sirona Foreign Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Sirona Foreign Benefit Plan, and neither the execution of this Agreement nor the consummation of the Merger or other Transactions will cause such assets or insurance obligations to be less than such benefit obligations; and (iii) to the Knowledge of Sirona, each Sirona Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

3.12       Employee and Labor Matters.

(a)          Neither Sirona nor any of its Subsidiaries is a party to or bound by any material collective bargaining agreement, material agreement with any works council, or material labor contract, no labor union, labor organization, works council, or group of employees of Sirona or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority with respect to any individuals employed by or otherwise performing services for Sirona or any of its Subsidiaries (the “Sirona Business Personnel”), and there is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or, to the Knowledge of Sirona, threatened in writing against Sirona or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity with respect to any present or former Sirona Business Personnel which is reasonably likely to materially interfere with the business activities of Sirona and its Subsidiaries, taken as a whole. There is no labor strike, dispute, lockout, slowdown or stoppage pending or, to the Knowledge of Sirona, threatened against or affecting Sirona or any Subsidiary which would, individually or in the aggregate, reasonably be expected to have a Sirona Material Adverse Effect.

(b)          Neither Sirona nor any of its Subsidiaries are required to provide notice to any work council or similar representative body prior to the execution of this Agreement or the consummation of the Transactions, except where the failure to provide such notice would not, individually or in the aggregate, reasonably be expected to (i) result in material liability to Sirona and its Subsidiaries, taken as a whole, or (ii) materially delay or prevent the consummation of the Transactions.

(c)          Sirona and its Subsidiaries are and for the past five years have been in compliance with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, child labor, collective bargaining, immigration and work authorizations, employment discrimination, retaliation, civil rights, veterans’ rights, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations, proper classification of employees as exempt and non-exempt and as employees and independent contractors, unemployment insurance and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for noncompliance as individually or in the aggregate, has not had and would not reasonably be expected to have, a Sirona Material Adverse Effect.

21

(d)          To the Knowledge of Sirona, no Sirona Business Personnel is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to Sirona or any of its Subsidiaries or to a former employer of any such employee relating (i) to the right of any such individual to be employed by or provide services for Sirona or its Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information, in each case except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Sirona Material Adverse Effect.

(e)          Sirona and its Subsidiaries are not delinquent in payments to any current or former Sirona Business Personnel for any services or amounts required to be reimbursed or otherwise paid except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect.

3.13       Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Sirona Material Adverse Effect:

(a)          Sirona and each of its Subsidiaries (i) have been within the last five (5) years, and are, in compliance with all, and are not subject to any liability with respect to noncompliance with any, applicable Environmental Laws, (ii) have and hold, or have applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (iii) are in compliance with their respective Environmental Permits.

(b)          There are no Environmental Claims pending, nor to the Knowledge of Sirona, threatened against Sirona or any of its Subsidiaries, and none of Sirona or any of its Subsidiaries has received any notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Materials with respect to any location.

(c)          There have been no Releases of Hazardous Materials at any properties that are owned, operated, leased or used by Sirona or any of its Subsidiaries, or to the Knowledge of Sirona, at properties that were formerly owned, operated, leased or used by Sirona or any of its Subsidiaries, that are reasonably likely to cause Sirona or any of its Subsidiaries to incur liability pursuant to applicable Environmental Law.

(d)          None of Sirona or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative Order relating to compliance with Environmental Laws or Environmental Permits, the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials, and no Proceeding is pending, or to the Knowledge of Sirona is threatened, with respect thereto, or (ii) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third-party for any liability under any Environmental Law or otherwise relating to any Hazardous Materials.

22

3.14       Real Property.

(a)          Sirona or its Subsidiaries, as the case may be, holds good, valid and marketable fee title to the Sirona Owned Real Property, free and clear of all Liens, except for Permitted Liens.

(b)          Sirona or its Subsidiaries, as the case may be, has a valid and subsisting leasehold or subleasehold interest in the Sirona Leased Real Property free and clear of all Liens, except for Permitted Liens.

(c)          The Sirona Owned Real Property and the Sirona Leased Real Property are referred to collectively herein as the “Sirona Real Property.” The Sirona Real Property constitutes all real property necessary for the conduct of the business of Sirona and its Subsidiaries, taken as a whole, as currently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect, neither Sirona nor any of its Subsidiaries has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and to Sirona’s Knowledge there are no such Proceedings threatened, affecting any portion of the Sirona Real Property and neither Sirona nor any of its Subsidiaries has received written notice of the existence of any Order or of any pending Proceeding relating to the ownership, lease, use, occupancy or operation by any Person of the Sirona Real Property. Neither Sirona nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person a material right to use or occupy any of the Sirona Real Property or any material portion thereof. Neither Sirona nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the material Sirona Real Property or any material portion thereof. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect, each Sirona Real Property and all buildings and improvements located on the Sirona Real Property are in a state of good operating condition, subject to reasonable wear and tear.

3.15       Tax Matters.

(a)          Except as would not, individually or in the aggregate, reasonably be expected to have a Sirona Material Adverse Effect:

(i)        all Tax Returns that are required to be filed by or with respect to Sirona or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(ii)       Sirona and its Subsidiaries have paid all Taxes due and owing by any of them (whether or not shown on any Tax Return), have established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Sirona SEC Documents for all Taxes payable by Sirona and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and have not received written notice of any deficiencies for any Tax of Sirona or any of its Subsidiaries from any taxing

23

authority for which there are not adequate reserves on the financial statements included in the Sirona SEC Documents;

(iii)      Sirona and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party; such withheld amounts were either timely paid to the appropriate taxing authority or set aside in accounts for such purpose and were reported to the appropriate taxing authority and to each such employee, independent contractor, creditor, stockholder or other third party, as required under Law;

(iv)      neither Sirona nor any of its Subsidiaries is the subject of any currently ongoing Tax audit or other proceeding with respect to Taxes nor has any audit or other proceeding with respect to Taxes been proposed against any of them in writing, and any deficiencies asserted or assessments made as a result of any audit or other proceeding with respect to Taxes have been paid in full, are being contested in good faith, or adequate accruals or reserves for such deficiencies or assessments have been established;

(v)       no claim has ever been made in writing by a taxing authority of a jurisdiction where Sirona or one of its Subsidiaries has not filed Tax Returns that Sirona or such Subsidiary is or may be subject to taxation by that jurisdiction;

(vi)      neither Sirona nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(vii)     neither Sirona nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) or otherwise as part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Merger, in the two years prior to the date of this Agreement;

(viii)    none of Sirona or any of its Subsidiaries is a party to any written Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than an agreement with Sirona or its Subsidiaries or any customary Tax indemnification provisions in ordinary course commercial agreement or arrangements that are not primarily related to Taxes) or has any liability for Taxes of any Person (other than Sirona or any of its Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor;

(ix)       there are no Liens for Taxes upon any property or assets of Sirona or any of its Subsidiaries, except for Taxes not yet due and payable;

24

(x)        neither Sirona nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law);

(xi)       Sirona has made available to DENTSPLY or its legal or accounting representative copies of all U.S. federal and state income Tax Returns for Sirona and each of its Subsidiaries filed for all periods including and after the period ended December 31, 2011;

(xii)      Sirona is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code;

(xiii)     neither Sirona nor any of its Subsidiaries (i) has filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business, (ii) has entered into any agreement or other arrangement waiving or extending the statute of limitations or the period of assessment or collection of any Taxes, (iii) has granted any power of attorney that is in force with respect to any matters relating to any Taxes, (iv) has applied for a ruling from a taxing authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a taxing authority that is pending, (v) has, since December 31, 2011, been issued any private letter rulings, technical advice memoranda or similar agreement or rulings by any taxing authority, or (vi) will be required to include any item of income or gain in, or be required to exclude any item of deduction of loss from, any period ending after the Closing Date as a result of any (A) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law), (B) installment sale or open transaction made on or prior to the Closing Date, (C) election under section 108(i) of the Code or (D) prepaid amount received prior to the Closing Date; and

(xiv)     neither Sirona nor any of its Subsidiaries has agreed to, requested, or is required to include any adjustment under Section 481 of the Code (or any corresponding provision of applicable state, local or non-U.S. Tax Law) by reason of a change in accounting method or otherwise.

(b)          Neither Sirona nor any of its Subsidiaries has knowledge of any facts, agreements, plans or other circumstances or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(c)          It is agreed and understood that no representation or warranty is made by Sirona in respect of Tax matters in any Section of this Agreement other than Section 3.5, Section 3.6, Section 3.7, Section 3.11 and this Section 3.15.

25

3.16       Material Contracts.

(a)        All Contracts required to be filed as exhibits to the Sirona SEC Documents have been so filed in a timely manner. Section 3.16(a) of the Sirona Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts to which Sirona or any of its Subsidiaries is a party or by which Sirona or any of its Subsidiaries or any of their assets or businesses are bound (and any amendments, supplements and modifications thereto):

(i)          any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii)         any Contract that materially limits the ability of Sirona or any of its affiliates (including, following the consummation of the Transactions, the Surviving Corporation and its affiliates) to compete or provide services in any line of business or with any Person or in any geographic area or market segment or to engage in any type of business (including any license, collaboration, agency or distribution agreements);

(iii)        any Contract required to be disclosed pursuant to Item 404 of Regulation S-K of the Exchange Act;

(iv)         any Contract or series of related Contracts relating to indebtedness for borrowed money (A) in excess of $10 million or (B) that becomes due and payable as a result of the Transactions;

(v)          any license, sublicense, option, development or collaboration agreement or other Contract relating to Sirona Material Intellectual Property reasonably expected to result in payments in excess of $10 million in any twelve (12) month period after the Closing Date (excluding license agreements for “shrink-wrap,” “click-wrap” or other commercially available off-the-shelf software that is not the subject of a negotiated agreement, and excluding agreements the primary purpose of which is to purchase tangible goods or procure services unrelated to Intellectual Property and in the ordinary course of business);

(vi)         any Contract reasonably expected to result in payments in excess of $10 million in any twelve (12) month period after the Closing Date that provides for any material “most favored nation” provision or equivalent preferential pricing terms or similar obligations to which Sirona or any of its Subsidiaries is subject;

(vii)        any Contract with any of Sirona’s top 20 suppliers (including purchasing agreements and group purchasing agreements) (measured by dollar volume of purchases of Sirona during the twelve (12) months ended June 30, 2015);

26

(viii)      any Contract with any of Sirona’s top 20 customers (measured by dollar volume of spending by the customer during the twelve (12) months ended June 30, 2015);

(ix)         any purchase, sale or supply contract that contains volume requirements or commitments, exclusive or preferred purchasing arrangements or promotional requirements reasonably expected to result in payments in excess of $10 million in any twelve (12) month period after the Closing Date;

(x)          any lease, sublease, occupancy agreement or other Contract with respect to the Sirona Leased Real Property reasonably expected to result in payments in excess of $10 million in any twelve (12) month period after the Closing Date;

(xi)         any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Sirona or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses (in any case in excess of $10 million);

(xii)        any acquisition or divestiture agreement (A) entered into since June 30, 2012 with a purchase price in excess of $20 million or (B) that contains “earn-out” provisions or other contingent payment obligations that could reasonably be expected to exceed $10 million (including indemnification obligations) that have not been satisfied in full;

(xiii)      any agreement that by its terms limits the payment of dividends or other distributions by Sirona or any of its Subsidiaries;

(xiv)        any Contract for any joint venture, partnership or similar arrangement, or any Contract involving a sharing of revenues, profits, losses, costs, or liabilities by Sirona or any of its Subsidiaries with any other Person involving a potential combined commitment or payment by Sirona and any of its Subsidiaries in excess of $10 million annually;

(xv)         any “single source” supply Contract pursuant to which goods or materials that are material to Sirona or any of its Subsidiaries are supplied to Sirona or such Subsidiary from an exclusive source reasonably expected to result in payments in excess of $10 million in any twelve (12) month period after the Closing Date;

(xvi)        any Contract with any Governmental Entity reasonably expected to result in payments in excess of $10 million in any twelve (12) month period after the Closing Date; or

27

(xvii)      any other agreement which would prohibit or delay beyond the Outside Date the consummation of Merger or any other Transaction contemplated by this Agreement.

(b)        Sirona has heretofore made available to DENTSPLY true, correct and complete copies of the Contracts set forth in Section 3.16(a).

(c)        Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect, (i) all Contracts set forth or required to be set forth in Section 3.16(a) of the Sirona Disclosure Schedule or filed or required to be filed as exhibits to the Sirona SEC Documents (the “Sirona Material Contracts”) are valid, binding and in full force and effect and are enforceable by Sirona or its applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought, (ii) Sirona, or its applicable Subsidiary, has performed all obligations required to be performed by it under the Sirona Material Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of Sirona, no other party to any Sirona Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, (iii) since January 1, 2015, neither Sirona nor any of its Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Sirona Material Contract, and (iv) neither Sirona nor any of its Subsidiaries has received any written notice of the intention of any party to cancel, terminate, change the scope of rights under or fail to renew any Sirona Material Contract.

3.17       Intellectual Property.

(a)        With respect to all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications, and (iv) internet domain name registrations, in each case that are owned by Sirona or any of its Subsidiaries (collectively, the “Sirona Registered Intellectual Property”), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect, (A) either Sirona or one of its Subsidiaries is the sole owner and possesses all right, title and interest in and to the item, free and clear of all Liens (other than Permitted Liens), and (B) no Proceeding is pending or, to Knowledge of Sirona, threatened, that challenges the legality, validity, enforceability, registration, use or ownership of the item (except for office actions by the applicable Governmental Entities in the normal course of prosecution efforts in connection with applications for the registration or issuance of Intellectual Property). Each item of material Sirona Registered Intellectual Property that is registered, filed, issued, or applied for has been duly registered in, filed in or issued by the official governmental registers and/or issuers (or officially recognized registers or issuers) for such Intellectual Property and each such registration, filing, issuance and/or application, to the Knowledge of Sirona, (x) has not been abandoned or cancelled, (y) has been maintained effective by all requisite filings, renewals and payments, and (z) remains in full force and effect.

(b)        Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect, each of Sirona and its

28

Subsidiaries owns and possesses all right, title and interest in and to (or has the right pursuant to a valid and enforceable license or otherwise possesses legally enforceable rights to use) all Intellectual Property that is necessary for or used or held for use in the conduct of the business of Sirona and its Subsidiaries in substantially the same manner as presently conducted and currently proposed to be conducted. Neither the execution and delivery of this Agreement by Sirona, nor the performance of this Agreement by Sirona, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of Sirona or any of its Subsidiaries in any Intellectual Property except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect.

(c)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect, to the Knowledge of Sirona, neither Sirona nor any of its Subsidiaries nor the conduct of their businesses is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person. Neither Sirona nor any of its Subsidiaries has received any written charge, complaint, claim, demand, or notice since June 30, 2012 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation (including any claim that Sirona or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any Person) which alleged infringement, misappropriation, dilution, or violation, if true, would reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect. To the Knowledge of Sirona, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by Sirona or any of its Subsidiaries except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect. Neither Sirona nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or notice since June 30, 2012 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation which alleged infringement, misappropriation, dilution, or violation, if true, would reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect.

(d)          Sirona and its Subsidiaries have taken commercially reasonable steps to maintain, police and protect the Intellectual Property that is material to their business (“Sirona Material Intellectual Property”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect, all Sirona Material Intellectual Property that derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use has been maintained in confidence in accordance with protection procedures that are in accordance with procedures customarily used in the industry to protect rights of like importance and, to the Knowledge of Sirona, adequate for protection. To the Knowledge of Sirona, there has been no unauthorized disclosure of any Sirona Material Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect, to the Knowledge of Sirona, all former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of Sirona and its Subsidiaries, and each of their predecessors, who have contributed to or participated in the conception and development of Intellectual Property for such entities have entered into valid and binding proprietary rights agreements with Sirona or one of its

29

Subsidiaries or predecessors, vesting ownership of such Intellectual Property in Sirona or one of its Subsidiaries. No such Person has asserted, and to the Knowledge of Sirona, no such Person has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any Sirona Material Intellectual Property.

(e)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect, the IT Assets of Sirona and its Subsidiaries operate in all material respects in accordance with their documentation and functional specifications and as required by Sirona and its Subsidiaries to operate the business of Sirona and its Subsidiaries as presently conducted and have not, since June 30, 2012, materially malfunctioned or failed. Sirona and its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality and security of such IT Assets and information stored or contained therein against any unauthorized use, access, interruption or corruption. Sirona and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance procedures with respect to their IT Assets.

(f)          To the Knowledge of Sirona, no software included in the Sirona Material Intellectual Property, which is distributed to any third party by or on behalf of Sirona or its Subsidiaries (other than software identified as belonging to a third party and subject to a third party paid or public license), or for which Sirona or its Subsidiaries may have plans to distribute to any third party, incorporates or is comprised of or distributed with any publicly available software, or is otherwise subject to the provisions of any “open source” or third party license agreement that (i) requires the distribution of source code in connection with the distribution of such software in object code form; (ii) materially limits Sirona’s or any of its Subsidiaries’ freedom to seek full compensation in connection with marketing, licensing, and distributing such applications; or (iii) allows a customer or requires that a customer have the right to decompile, disassemble or otherwise reverse engineer the software by its terms and not by operation of law.

3.18       Healthcare Compliance Matters.

(a)          (i) Sirona and each of its Subsidiaries are in compliance and since June 30, 2012 have been in compliance with all Health Care Laws applicable to Sirona or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on Sirona or its Subsidiaries), and (ii) neither Sirona nor any of its Subsidiaries has received any written communication since June 30, 2012 from a Governmental Entity that remains uncured or unresolved and that alleges that Sirona or any of its Subsidiaries is not in compliance with any Health Care Law, except in the case of clauses (i) and (ii) where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, a Sirona Material Adverse Effect. Neither Sirona nor, to the Knowledge of Sirona, any of its Subsidiaries is a party to or has any ongoing reporting obligations pursuant to or under any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Entity. Additionally, none of Sirona, its Subsidiaries or any of its respective employees, officers or directors has been excluded, suspended or debarred from participation in any U.S. state or federal health care program or, to the Knowledge of Sirona, has been convicted of any crime or is subject to a governmental inquiry, investigation, Proceeding, or other similar

30

action, or has engaged in any conduct, that could reasonably be expected to result in debarment, suspension, or exclusion.

(b)          Sirona and each of its Subsidiaries have, maintain and are operating in material compliance with all Permits of the United States Food and Drug Administration (“FDA”) and comparable Governmental Entities which are required for the conduct of their business as currently conducted (collectively, the “FDA Permits”), and all such FDA Permits are valid, subsisting, and in full force and effect, except where the failure to have, maintain or operate in material compliance with the FDA Permits has not had, and would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect. Sirona and each of its Subsidiaries have fulfilled and performed all of their material obligations with respect to the FDA Permits, and no event has occurred which allows, or with notice or lapse of time or both, would allow revocation or termination thereof or results in any other material impairment of the rights of the holder of any FDA Permit, except where the failure to so fulfill or perform, or the occurrence of such event, would not result in a Sirona Material Adverse Effect. Sirona and each of its Subsidiaries have operated and currently are in compliance in all material respects with applicable Laws administered or enforced by the FDA and comparable Governmental Entities, except where the failure to so comply would not result in a Sirona Material Adverse Effect. Sirona and each of its Subsidiaries have not received, since June 30, 2012, written notice of any pending or threatened Proceeding (other than FDA audits) from the FDA, any Governmental Entity, any qui-tam relator or applicable foreign Governmental Entity alleging that any operation or activity of Sirona or any of its Subsidiaries is in material violation of any applicable Health Care Law which violation would reasonably be expected to have a material and adverse impact on Sirona and its Subsidiaries, taken as a whole.

(c)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect, all applications, notifications, submissions, information, claims, reports and statistics, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a FDA Permit from the FDA or other Governmental Entity relating to Sirona and each of its Subsidiaries, their business and products, when submitted to the FDA or other Governmental Entity were true, complete and correct as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Entity.

(d)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect, since June 30, 2012, Sirona and each of its Subsidiaries have not had any product or manufacturing site (whether owned by Sirona or its Subsidiary(s), or a contract manufacturer for their products) subject to a Governmental Entity (including FDA) shutdown or import or export prohibition, nor received any FDA Form 483 or other Governmental Entity notice of inspectional observations, “warning letters,” “untitled letters” or requests or requirements to make changes to the products, or similar correspondence or notice from the FDA or other Governmental Entity alleging or asserting noncompliance with any applicable Law, Permit or such requests or requirements of a Governmental Entity.

31

(e)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect, (i) since June 30, 2012, there have been no (A) recalls, field notifications, field corrections, market withdrawals or replacements, safety alerts or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance (“Safety Notices”) with respect to the products of Sirona and its Subsidiaries or (B) to the Knowledge of Sirona, complaints with respect to such products that are currently unresolved and (ii) to the Knowledge of Sirona, there are no facts that would be reasonably likely to result in (A) a Safety Notice with respect to such products, (B) a change in labeling of any such products, or (C) a termination or suspension of marketing or testing of any such products.

(f)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect, (i) the clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by Sirona or its Subsidiaries or in which Sirona or its Subsidiaries, or any of their products or product candidates have participated were, and if still pending are, being conducted in accordance with standard medical and scientific research procedures and all applicable Laws, including, but not limited to, the Federal Food, Drug and Cosmetic Act and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 812 and (ii) no investigational device exemption filed by or on behalf of Sirona or its Subsidiaries with the FDA has been terminated or suspended by the FDA, and neither the FDA nor any applicable foreign Governmental Entity has commenced, or, to the Knowledge of Sirona, threatened to commence, any action to place a clinical hold order on, or otherwise terminate, delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of Sirona and its Subsidiaries.

(g)          Neither Sirona nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of Sirona, threatened investigation in respect of Sirona, its Subsidiaries or their products, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Since June 30, 2012, neither Sirona nor, to the Knowledge of Sirona, any of their officers, employees or agents (within the meaning of the applicable Law) has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar Law. As of the date hereof, no Proceedings that would reasonably be expected to result in such a debarment or exclusion are pending or, to the Knowledge of Sirona, threatened against Sirona, its Subsidiaries, or any of their officers, employees or agents.

3.19       Broker’s Fees. Except for the financial advisors’ fees set forth in Section 3.19 of the Sirona Disclosure Schedule, neither Sirona nor any of its Subsidiaries nor any of their respective officers or directors on behalf of Sirona or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

3.20       Opinion of Financial Advisor. Jefferies LLC, Sirona’s financial advisor, has delivered to the Sirona Board its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, as of the date thereof and based

32

upon and subject to the factors and assumptions set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of the shares of Sirona Common Stock.

3.21       Ownership of DENTSPLY Common Stock. Neither Sirona nor any of its affiliates or associates is, nor at any time during the last three (3) years has Sirona or any of its affiliates or associates been, an “interested stockholder” of DENTSPLY as defined in Section 203 of the DGCL. Sirona and its Subsidiaries, affiliates and associates do not beneficially own any shares of DENTSPLY Common Stock or other securities of DENTSPLY or any options, warrants or other rights to acquire DENTSPLY Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, DENTSPLY.

3.22       Insurance. All insurance policies (including policies providing casualty, liability, and workers compensation coverage, but excluding any Sirona Benefit Plans) to which Sirona or any of its Subsidiaries is currently a party are in full force and effect, and, to the Knowledge of Sirona, have been issued by licensed insurers, all premiums with respect thereto covering all periods up to and including the Closing Date have been paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would have not had and would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect, each of Sirona and its Subsidiaries is, and since October 1, 2013 has been, insured with respect to its assets and properties and the conduct of its business in such amounts and against such risks as are in its reasonable judgment sufficient for compliance with Law and as are adequate to protect its assets and properties and the conduct of its business.

3.23       No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Article 3, neither Sirona nor any of its affiliates nor any Person acting on any of their behalf makes any other express or any implied representations or warranties with respect to (a) Sirona or any of its Subsidiaries, any of their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to Sirona or any of its Subsidiaries or (b) the accuracy or completeness of any documentation, forecasts or other information provided by Sirona, any affiliate of Sirona or any Person acting on any of their behalf to DENTSPLY, Merger Sub, any affiliate of DENTSPLY or any Person acting on any of their behalf.

ARTICLE 4
Representations and Warranties of DENTSPLY AND MERGER SUB

Except (a) as set forth in the DENTSPLY Disclosure Schedule (subject to Section 8.15) and (b) as otherwise disclosed or identified in the DENTSPLY SEC Documents publicly filed or furnished after December 31, 2013 and prior to the date hereof (other than (i) any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the DENTSPLY SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature and (ii) information included in, or incorporated by reference as, exhibits and schedules to any DENTSPLY SEC Document, and provided that the exception provided for in this clause (b) shall be applied if, and only if, the nature and content of the applicable disclosure in any such

33

DENTSPLY SEC Document publicly filed or furnished prior to the date hereof is reasonably specific as to matters and items such that the subject matter of such disclosure is reasonably apparent on the face of the text of such disclosure to be applicable to the representation set forth herein), DENTSPLY and Merger Sub hereby represent and warrant to Sirona as follows:

4.1         Corporate Organization. Each of DENTSPLY and, except where the failure to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect, its Subsidiaries, including Merger Sub, is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of DENTSPLY and its Subsidiaries, including Merger Sub, is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect. The copies of the certificate of incorporation (the “DENTSPLY Charter”) and bylaws (the “DENTSPLY Bylaws”) of DENTSPLY, as most recently filed with the DENTSPLY SEC Documents, and the certificate of incorporation and bylaws of Merger Sub previously provided to Sirona, are true, complete and correct copies of such documents as in effect as of the date of this Agreement. DENTSPLY is not in violation of any of the provisions of the DENTSPLY Charter or the DENTSPLY Bylaws. True and complete copies of all minute books of DENTSPLY since January 1, 2013 have been made available by DENTSPLY to Sirona, except for such portions of the minutes subject to attorney-client privilege or with respect to the consideration of a possible acquisition or business combination involving DENTSPLY.

4.2         DENTSPLY Capitalization.

(a)          The authorized capital stock of DENTSPLY consists of two hundred million (200,000,000) shares of DENTSPLY Common Stock and two hundred fifty thousand (250,000) shares of preferred stock, par value $1.00 per share (“DENTSPLY Preferred Stock”). As of September 11, 2015, (i) 139,813,774 shares of DENTSPLY Common Stock (other than treasury shares) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) 22,961,694 shares of DENTSPLY Common Stock were held in the treasury of DENTSPLY or by its Subsidiaries, (iii) 8,752,637 shares of DENTSPLY Common Stock were issuable (and such number was reserved for issuance) upon exercise of DENTSPLY Stock Options and DENTSPLY RSUs outstanding as of such date and (iv) no shares of DENTSPLY Preferred Stock were issued and outstanding. Except for DENTSPLY Stock Options and DENTSPLY RSUs to purchase not more than 8,752,637 shares of DENTSPLY Common Stock, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which DENTSPLY or any of its Subsidiaries is a party or by which DENTSPLY or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of DENTSPLY or any of its Subsidiaries, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating DENTSPLY or any of its Subsidiaries to issue or sell any shares

34

of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, DENTSPLY or any of its Subsidiaries. Since September 11, 2015, DENTSPLY has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 4.2(a). DENTSPLY has previously provided Sirona with a true and complete list, as of the date hereof, of the prices at which each outstanding DENTSPLY Stock Option and DENTSPLY RSU may be exercised under the applicable DENTSPLY Stock Plan, the number of DENTSPLY Stock Options and DENTSPLY RSUs outstanding at each such price and the vesting schedule of the DENTSPLY Stock Options and DENTSPLY RSUs. None of the DENTSPLY Stock Options are “incentive stock options” within the meaning of Section 422 of the Code. All shares of DENTSPLY Common Stock subject to issuance under the applicable DENTSPLY Stock Plan, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness of DENTSPLY having the right to vote on any matters on which shareholders of DENTSPLY may vote. Neither DENTSPLY nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Equity Interests of DENTSPLY or any of its Subsidiaries.

(b)          Except with respect to DENTSPLY RSUs, there are no outstanding contractual obligations of DENTSPLY or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any shares of DENTSPLY Common Stock or any capital stock of, or other Equity Interests in, DENTSPLY or any of its Subsidiaries.

(c)          Section 4.2(c) of the DENTSPLY Disclosure Schedule sets forth a true and complete list of all of the Subsidiaries of DENTSPLY and the jurisdiction or organization of each such Subsidiary. Except for Merger Sub and as set forth in Section 4.2(c) of the DENTSPLY Disclosure Schedule, none of DENTSPLY or any of its Subsidiaries holds an Equity Interest in any other Person. Each outstanding share of capital stock of or other Equity Interest in each Subsidiary of DENTSPLY is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by DENTSPLY or one or more of its wholly-owned Subsidiaries free and clear of all Liens. There are no outstanding contractual obligations of DENTSPLY or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of DENTSPLY (in excess of $5 million) or any other Person, other than guarantees by DENTSPLY of any indebtedness or other obligations of any wholly-owned Subsidiary of DENTSPLY.

4.3         Authority; Execution and Delivery; Enforceability.

(a)          Each of DENTSPLY and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and, subject to the receipt of the DENTSPLY Shareholder

35

Approval, to consummate the Transactions applicable to such party. The execution and delivery by each of DENTSPLY and Merger Sub of this Agreement, the performance and compliance by DENTSPLY and Merger Sub with each of its obligations herein and the consummation by DENTSPLY and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of DENTSPLY and Merger Sub, subject to the receipt of the DENTSPLY Shareholder Approval and to the adoption of this Agreement by DENTSPLY as the sole shareholder of Merger Sub, and no other corporate proceedings on the part of DENTSPLY and Merger Sub and no other shareholder votes are necessary to authorize this Agreement or the consummation by DENTSPLY and Merger Sub of the Transactions to which it is a party. Each of DENTSPLY and Merger Sub has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Sirona of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b)          The Board of Directors of DENTSPLY (the “DENTSPLY Board”), at a meeting duly called and held, unanimously adopted resolutions (i) approving this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth in this Agreement, (ii) determining that the terms of the Agreement and the Transactions are fair to, and in the best interests of, DENTSPLY and its shareholders, (iii) directing that the DENTSPLY Share Issuance and the Amended and Restated DENTSPLY Charter be submitted to the shareholders of DENTSPLY for approval, and (iv) recommending that DENTSPLY's shareholders approve the DENTSPLY Share Issuance and the Amended and Restated DENTSPLY Charter (the “DENTSPLY Recommendation”).

(c)          To the Knowledge of DENTSPLY, no takeover, anti-takeover, business combination, control share acquisition or similar Law applies to the Transactions. The only vote of holders of any class or series of DENTSPLY Common Stock or other Equity Interests of DENTSPLY necessary to approve the Transactions is the approval of (i) the DENTSPLY Share Issuance by a majority of the total votes cast on such proposal by holders of the DENTSPLY Common Stock outstanding and entitled to vote thereon and (ii) the Amended and Restated DENTSPLY Charter by the holders of a majority of the DENTSPLY Common Stock outstanding and entitled to vote thereon (together, the “DENTSPLY Shareholder Approval”). No other vote of the holders of DENTSPLY Common Stock or any other Equity Interests of DENTSPLY is necessary to consummate the Transactions.

4.4         No Conflicts.

(a)          The execution and delivery of this Agreement by DENTSPLY and Merger Sub does not and will not, and the performance of this Agreement by DENTSPLY and Merger Sub and the consummation of the Transactions will not, (i) assuming the DENTSPLY Shareholder Approval is obtained, conflict with or violate any provision of the DENTSPLY Charter or the DENTSPLY Bylaws or any equivalent organizational documents of any Subsidiary of DENTSPLY, including Merger Sub, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.4(b) have been obtained and all filings and notifications described in Section 4.4(b) have been made and any waiting periods thereunder

36

have terminated or expired, conflict with or violate any Law applicable to any of DENTSPLY or any of its Subsidiaries, including Merger Sub, or by which any property or asset of DENTSPLY or any of its Subsidiaries, including Merger Sub, is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of DENTSPLY or any of its Subsidiaries, including Merger Sub, pursuant to, any Contract or Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (A) prevent or delay beyond the Outside Date consummation of the Merger, (B) otherwise prevent or delay beyond the Outside Date performance by DENTSPLY of any of its material obligations under this Agreement or (C) have a DENTSPLY Material Adverse Effect.

(b)          The execution and delivery of this Agreement by DENTSPLY and Merger Sub does not and will not, and the consummation by DENTSPLY and Merger Sub of the Transactions to which it is a party and compliance by DENTSPLY and Merger Sub with any of the terms or provisions hereof or thereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law and the rules and regulations of the NASDAQ (ii) under the HSR Act, the EU Merger Regulation or other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar applicable Laws, (iii) the filing of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications to a Person other than a Governmental Entity, would not, individually or in the aggregate, reasonably be expected to (A) prevent or delay beyond the Outside Date consummation of the Merger or other Transactions, (B) otherwise prevent or delay beyond the Outside Date performance by DENTSPLY or Merger Sub of any of their respective material obligations under this Agreement or (C) have a DENTSPLY Material Adverse Effect.

4.5         SEC Documents; Financial Statements; Undisclosed Liabilities.

(a)          DENTSPLY has filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by DENTSPLY with the SEC under the Securities Act or the Exchange Act since January 1, 2013 (the “DENTSPLY SEC Documents”). None of the Subsidiaries of DENTSPLY is required to make or makes any filings with the SEC.

(b)          As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each DENTSPLY SEC Document complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such DENTSPLY SEC Document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

37

(c)          The consolidated financial statements of DENTSPLY included in the DENTSPLY SEC Documents (including, in each case, any notes or schedules thereto) and all related compilations, reviews and other reports issued by DENTSPLY’s accountants with respect thereto (the “DENTSPLY SEC Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The DENTSPLY SEC Financial Statements fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in shareholders’ equity of DENTSPLY (on a consolidated basis) as of the respective dates of and for the periods referred to in the DENTSPLY SEC Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim DENTSPLY SEC Financial Statements, to normal year-end adjustments (which are not material in significance or amount) and the absence of notes. The books and records of DENTSPLY and its Subsidiaries are accurate and complete in all material respects, have been maintained in accordance with sound business practices and accurately present and reflect in all material respects all of the transactions and actions therein described and the DENTSPLY SEC Financial Statements have been prepared, in all material respects, in accordance with such books and records. No financial statements of any Person other than DENTSPLY and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of DENTSPLY. Except as required by GAAP, DENTSPLY has not, between June 30, 2015 and the date of this Agreement, made or adopted any material change in its accounting methods, practices or policies in effect on June 30, 2015.

(d)          DENTSPLY is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ.

(e)          DENTSPLY has made available to Sirona true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2013 relating to the DENTSPLY SEC Documents and all written responses of DENTSPLY thereto other than with respect to requests for confidential treatment or which are otherwise publicly available on the SEC’s EDGAR system. To the Knowledge of DENTSPLY, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any DENTSPLY SEC Documents and none of the DENTSPLY SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations with respect to which DENTSPLY has retained outside counsel, SEC inquiries or investigations or other governmental inquiries or investigations, to the Knowledge of DENTSPLY, pending or threatened, in each case regarding any accounting practices of DENTSPLY.

(f)          DENTSPLY has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. DENTSPLY’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by DENTSPLY in the reports that it files or furnishes under

38

the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to DENTSPLY’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. DENTSPLY’s management has completed an assessment of the effectiveness of DENTSPLY’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable DENTSPLY SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on DENTSPLY’s management’s most recently completed evaluation of DENTSPLY’s internal control over financial reporting prior to the date hereof, (i) DENTSPLY had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect DENTSPLY’s ability to record, process, summarize and report financial information and (ii) DENTSPLY does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in DENTSPLY’s internal control over financial reporting.

(g)          DENTSPLY and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued or required to be reflected in DENTSPLY's financial statements in accordance with GAAP), except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the DENTSPLY SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent audited balance sheet included in the DENTSPLY SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a DENTSPLY Material Adverse Effect.

4.6         Absence of Certain Changes or Events. Since July 1, 2015 and through the date of this Agreement, (a) DENTSPLY and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a DENTSPLY Material Adverse Effect. Since July 1, 2015 through the date of this Agreement, neither DENTSPLY nor any of its Subsidiaries has taken any action that would have constituted a breach of, or required Sirona’s consent pursuant to, Sections 5.2(e), (m), (n), (p), (r) and (s) had the covenants therein applied since July 1, 2015.

4.7         Information Supplied. None of the information supplied or to be supplied by DENTSPLY or Merger Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Joint Proxy Statement will,

39

at the date it or any amendment or supplement is mailed to holders of the shares of DENTSPLY Common Stock and at the time of the DENTSPLY Shareholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by DENTSPLY or Merger Sub to such portions thereof that relate expressly to Sirona and its Subsidiaries or to statements made therein based on information supplied by or on behalf of Sirona for inclusion or incorporation by reference therein). The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and other applicable Law.

4.8         Legal Proceedings. As of the date hereof, there are no Proceedings pending, or to the Knowledge of DENTSPLY, threatened against DENTSPLY or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of DENTSPLY, that would, in each case, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions. There are no Proceedings pending, or to the Knowledge of DENTSPLY, threatened against DENTSPLY or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of DENTSPLY, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a DENTSPLY Material Adverse Effect. Neither DENTSPLY nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a DENTSPLY Material Adverse Effect.

4.9         Compliance with Laws.

(a)          (i) DENTSPLY and its Subsidiaries are in compliance, and for the past five years have been in compliance, with all Laws and Orders applicable to DENTSPLY or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on DENTSPLY or its Subsidiaries), and (ii) neither DENTSPLY nor any of its Subsidiaries has received any written communication during the past five years from a Governmental Entity that alleges that DENTSPLY or any of its Subsidiaries is not in compliance with any such Law or Order, except in the case of clauses (i) and (ii) where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, a DENTSPLY Material Adverse Effect.

(b)          DENTSPLY and each of its Subsidiaries (i) are in compliance, and for the past five years have been in compliance, in all material respects with the FCPA and any other applicable Anti-corruption Laws; (ii) during the past five years have not been investigated, to the Knowledge of DENTSPLY, by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual or alleged violation by DENTSPLY or any of its Subsidiaries of the FCPA or any other Anti-corruption Laws; and (iii) during the past five years have had an operational and effective FCPA and anti-corruption compliance program that includes, at a minimum, policies, procedures and training intended to enhance awareness of and compliance by DENTSPLY and its Subsidiaries with the FCPA and any other applicable Anti-corruption Laws.

40

(c)          To the Knowledge of DENTSPLY, none of DENTSPLY or its Subsidiaries has directly or indirectly through its Representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official or Other Covered Party; (ii) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official or Other Covered Party to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any Person or entity, in any way.

(d)          To the Knowledge of DENTSPLY, during the past five years, DENTSPLY and its Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP, in all material respects. There have been no false or fictitious entries made in the books and records of DENTSPLY or its Subsidiaries relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, and DENTSPLY and its Subsidiaries have not established or maintained a secret or unrecorded fund.

(e)          To the Knowledge of DENTSPLY, during the past five years, none of DENTSPLY or its Subsidiaries has had a customer or supplier or other business relationship with, is a party to any Contract with, or has engaged in any transaction with, any Person (i) that is organized or domiciled in or that is a citizen of Cuba, Iran, North Korea, Sudan, or Syria (including any Governmental Entity within such country) or (ii) that is the subject of any international economic or trade sanction administered or enforced by OFAC, the United Nations Security Council, the European Union, Her Majesty’s Treasury, the United Kingdom Export Control Organization or other relevant sanctions authority (including but not limited to being listed on the Specially Designated Nationals and Blocked Persons List administered by OFAC).

4.10         Permits. DENTSPLY and each of its Subsidiaries have all Permits necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have, a DENTSPLY Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect, (i) the operation of the business of DENTSPLY and its Subsidiaries as currently conducted is not, and has not been since June 30, 2012, in violation of, nor is DENTSPLY or its Subsidiaries in default or violation under, any Permit (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on DENTSPLY or its Subsidiaries), and (ii) to the Knowledge of DENTSPLY, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit. There are no actions pending or, to the Knowledge of DENTSPLY, threatened, that seek the revocation, cancellation or modification of any Permit, except where such revocation, cancellation or modification, individually or in the

41

aggregate, has not had and would not reasonably be expected to have, a DENTSPLY Material Adverse Effect. Since June 30, 2012, neither DENTSPLY nor its Subsidiaries have received written notice of any charge, claim or assertion alleging any violations of or noncompliance with any Permit, nor to the Knowledge of DENTSPLY, has any charge, claim or assertion been threatened, except where such notice, charge, claim or assertion, individually or in the aggregate, has not had and would not reasonably be expected to have, a DENTSPLY Material Adverse Effect.

4.11       Employee Benefit Plans.

(a)          Section 4.11(a) of the DENTSPLY Disclosure Schedule sets forth a true and complete list of each “employee benefit plan” as defined in Section 3(3) of ERISA and any other plan, policy, program, Contract, or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer or employee (or to any dependent or beneficiary thereof) of DENTSPLY or any of its Subsidiaries, in each case that is maintained, sponsored or contributed to by DENTSPLY or any of its U.S. ERISA Affiliates, or under which DENTSPLY or any of its Subsidiaries has any material obligation or material liability, whether actual or contingent, including all incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, material fringe benefit, medical, disability, retention, severance, termination, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other equity-based compensation plans, policies, programs, practices or arrangements, in each case, which (x) is not sponsored and administered by a Governmental Entity and (y) is not required by Law to be provided (each a “DENTSPLY Benefit Plan”). Neither DENTSPLY, nor to the Knowledge of DENTSPLY, any other Person, has any express or implied commitment, whether legally enforceable or not, to (i) modify, change or terminate any DENTSPLY Benefit Plan, other than with respect to a modification, change or termination required by ERISA, the Code or the terms of such DENTSPLY Benefit Plan or (ii) adopt any new DENTSPLY Benefit Plan.

(b)          With respect to each DENTSPLY Benefit Plan, DENTSPLY has made available to Sirona a current written copy thereof (if any) and, to the extent applicable: (i) any related trust agreement; (ii) the most recent IRS determination letter; (iii) the most recent summary plan description and summary of material modifications, and (iv) for the most recent plan year (A) the Form 5500 and attached schedules and (B) audited financial statements.

(c)          Each DENTSPLY Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and contributions required to be made under the terms of any of the DENTSPLY Benefit Plans have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in the DENTSPLY SEC Documents.

(d)          Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect: (i) each DENTSPLY Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter or opinion letter from the IRS as to its qualified status, and each trust established in connection with any DENTSPLY Benefit Plan which is

42

intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and to DENTSPLY’s Knowledge no fact or event has occurred that could adversely affect the qualified status of any such DENTSPLY Benefit Plan or the exempt status of any such trust, (ii) to DENTSPLY’s Knowledge there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), other than a transaction that is exempt under a statutory or administrative exemption, with respect to any DENTSPLY Benefit Plan, and (iii) no Proceeding has been brought, or to the Knowledge of DENTSPLY is threatened, against or with respect to any DENTSPLY Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than for routine benefits claims).

(e)          No DENTSPLY Benefit Plan is a Multiemployer Plan or other plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code, and during the preceding six (6) years none of DENTSPLY or any ERISA Affiliate thereof has maintained, sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA. No material liability under Title IV of ERISA has been incurred by DENTSPLY or any ERISA Affiliate thereof that has not been satisfied in full, and no condition exists that presents a material risk to DENTSPLY or any ERISA Affiliate thereof of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder. None of DENTSPLY or any of its Subsidiaries has incurred any material withdrawal liability under Section 4201 of ERISA.

(f)          No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the Merger and other Transactions, by any employee, officer or director of DENTSPLY or any of its Subsidiaries who is a “disqualified individual” (within the meaning of Section 280G of the Code) could be characterized as an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code).

(g)          Except as required by Law, no DENTSPLY Benefit Plan provides post-employment medical, disability or life insurance benefits to any former director, employee or their respective dependents.

(h)          Neither the execution of this Agreement nor the consummation of the Merger or the other Transactions will (i) entitle any employee or director of DENTSPLY or its Subsidiaries to a bonus, severance or change in control payment, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, increase the amount payable or trigger any other material obligation pursuant to any of the DENTSPLY Benefit Plans or (iii) result in any breach or violation of, or default under any DENTSPLY Benefit Plan.

(i)          Each DENTSPLY Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder, to the extent such section and such guidance have been applicable to such DENTSPLY Benefit Plan. There is no agreement, plan, Contract or other arrangement to which DENTSPLY or, to the Knowledge of DENTSPLY, any of its Subsidiaries is a party or by which any of them is

43

otherwise bound to compensate any Person in respect of Taxes pursuant to Section 409A or 4999 of the Code.

(j)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect, with respect to each DENTSPLY Benefit Plan established or maintained outside of the United States of America primarily for the benefit of employees of DENTSPLY or any Subsidiary thereof residing outside the United States of America (a “DENTSPLY Foreign Benefit Plan”): (i) all employer and employee contributions to each DENTSPLY Foreign Benefit Plan required by law or by the terms of any DENTSPLY Foreign Benefit Plan have been made or, if applicable, accrued, in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded DENTSPLY Foreign Benefit Plan, the liability of each insurer for any DENTSPLY Foreign Benefit Plan funded through insurance or the book reserve established for any DENTSPLY Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such DENTSPLY Foreign Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such DENTSPLY Foreign Benefit Plan, and neither the execution of this Agreement nor the consummation of the Merger or other Transactions will cause such assets or insurance obligations to be less than such benefit obligations; and (iii) to the Knowledge of DENTSPLY, each DENTSPLY Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

4.12       Employee and Labor Matters.

(a)          Neither DENTSPLY nor any of its Subsidiaries is a party to or bound by any material collective bargaining agreement, material agreement with any works council, or material labor contract, no labor union, labor organization, works council, or group of employees of DENTSPLY or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority with respect to any individuals employed by or otherwise performing services for DENTSPLY or any of its Subsidiaries (the “DENTSPLY Business Personnel”), and there is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or, to the Knowledge of DENTSPLY, threatened in writing against DENTSPLY or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity with respect to any present or former DENTSPLY Business Personnel which is reasonably likely to materially interfere with the business activities of DENTSPLY and its Subsidiaries, taken as a whole. There is no labor strike, dispute, lockout, slowdown or stoppage pending or, to the Knowledge of DENTSPLY, threatened against or affecting DENTSPLY or any Subsidiary would, individually or in the aggregate, reasonably be expected to have a DENTSPLY Material Adverse Effect.

(b)         Neither DENTSPLY nor any of its Subsidiaries are required to provide notice to any work council or similar representative body prior to the execution of this Agreement or consummation of the Transactions, except where failure to provide such notice

44

would not, individually or in the aggregate, reasonably be expected to (i) result in material liability to DENTSPLY and its Subsidiaries, taken as a whole, or (ii) materially delay or prevent the consummation of the Transactions.

(c)          DENTSPLY and its Subsidiaries are and for the past five years have been in compliance with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, child labor, collective bargaining, immigration and work authorizations, employment discrimination, retaliation, civil rights, veterans’ rights, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations, proper classification of employees as exempt and non-exempt and as employees and independent contractors, unemployment insurance and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for noncompliance as individually or in the aggregate, has not had and would not reasonably be expected to have, a DENTSPLY Material Adverse Effect.

(d)          To the Knowledge of DENTSPLY, no DENTSPLY Business Personnel is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to DENTSPLY or any of its Subsidiaries or to a former employer of any such employee relating (i) to the right of any such individual to be employed by or provide services for DENTSPLY or its Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information, in each case except as, individually or in the aggregate, has not had and would not reasonably be expected to have a DENTSPLY Material Adverse Effect.

(e)          DENTSPLY and its Subsidiaries are not delinquent in payments to any current or former DENTSPLY Business Personnel for any services or amounts required to be reimbursed or otherwise paid except as has not had and would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect.

4.13       Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a DENTSPLY Material Adverse Effect:

(a)          DENTSPLY and each of its Subsidiaries (i) have been within the last five (5) years, and are, in compliance with all, and are not subject to any liability with respect to noncompliance with any, applicable Environmental Laws, (ii) have and hold, or have applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (iii) are in compliance with their respective Environmental Permits.

(b)          There are no Environmental Claims pending, nor to the Knowledge of DENTSPLY, threatened against DENTSPLY or any of its Subsidiaries, and none of DENTSPLY or any of its Subsidiaries has received any notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Materials with respect to any location.

45

(c)          There have been no Releases of Hazardous Materials at any properties that are owned, operated, leased or used by DENTSPLY or any of its Subsidiaries, or to the Knowledge of DENTSPLY, at properties that were formerly owned, operated, leased or used by DENTSPLY or any of its Subsidiaries, that are reasonably likely to cause DENTSPLY or any of its Subsidiaries to incur liability pursuant to applicable Environmental Law.

(d)          None of DENTSPLY or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative Order relating to compliance with Environmental Laws or Environmental Permits, the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials, and no Proceeding is pending, or to the Knowledge of DENTSPLY is threatened, with respect thereto, or (ii) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third-party for any liability under any Environmental Law or otherwise relating to any Hazardous Materials

4.14       Real Property.

(a)          DENTSPLY or its Subsidiaries, as the case may be, holds good, valid, legal and marketable fee title to the DENTSPLY Owned Real Property, free and clear of all Liens, except for Permitted Liens.

(b)          DENTSPLY or its Subsidiaries, as the case may be, has a valid and subsisting leasehold or subleasehold interest in the DENTSPLY Leased Real Property free and clear of all Liens, except for Permitted Liens.

(c)          The DENTSPLY Owned Real Property and the DENTSPLY Leased Real Property are referred to collectively herein as the “DENTSPLY Real Property.” The DENTSPLY Real Property constitutes all real property necessary for the conduct of the business of DENTSPLY and its Subsidiaries, taken as a whole, as currently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect, neither DENTSPLY nor any of its Subsidiaries has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and to DENTSPLY’s Knowledge there are no such Proceedings threatened, affecting any portion of the DENTSPLY Real Property and neither DENTSPLY nor any of its Subsidiaries has received written notice of the existence of any Order or of any pending Proceeding relating to the ownership, lease, use, occupancy or operation by any Person of the DENTSPLY Real Property. Neither DENTSPLY nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person a material right to use or occupy any of the material DENTSPLY Real Property or any material portion thereof. Neither DENTSPLY nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the material DENTSPLY Real Property or any material portion thereof. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect, each DENTSPLY Real Property and all buildings and improvements located on the DENTSPLY Real Property are in a state of good operating condition, subject to reasonable wear and tear.

46

4.15        Tax Matters.

(a)          Except as would not, individually or in the aggregate, reasonably be expected to have a DENTSPLY Material Adverse Effect:

(i)  all Tax Returns that are required to be filed by or with respect to DENTSPLY or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(ii) DENTSPLY and its Subsidiaries have paid all Taxes due and owing by any of them (whether or not shown on any Tax Return), have established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the DENTSPLY SEC Documents for all Taxes payable by DENTSPLY and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and have not received written notice of any deficiencies for any Tax of DENTSPLY or any of its Subsidiaries from any taxing authority for which there are not adequate reserves on the financial statements included in the DENTSPLY SEC Documents;

(iii)        DENTSPLY and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party; such withheld amounts were either timely paid to the appropriate taxing authority or set aside in accounts for such purpose and were reported to the appropriate taxing authority and to each such employee, independent contractor, creditor, stockholder or other third party, as required under Law;

(iv)        neither DENTSPLY nor any of its Subsidiaries is the subject of any currently ongoing Tax audit or other proceeding with respect to Taxes nor has any audit or other proceeding with respect to Taxes been proposed against any of them in writing, and any deficiencies asserted or assessments made as a result of any audit or other proceeding with respect to Taxes have been paid in full, are being contested in good faith, or adequate accruals or reserves for such deficiencies or assessments have been established;

(v)         no claim has ever been made in writing by a taxing authority of a jurisdiction where the DENTSPLY or one of its Subsidiaries has not filed Tax Returns that DENTSPLY or such Subsidiary is or may be subject to taxation by that jurisdiction;

(vi)        neither DENTSPLY nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(vii)       neither DENTSPLY nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the

47

meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) or otherwise as part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Merger, in the two years prior to the date of this Agreement;

(viii)      none of DENTSPLY or any of its Subsidiaries is a party to any written Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than an agreement with DENTSPLY or its Subsidiaries or any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes) or has any liability for Taxes of any Person (other than DENTSPLY or any of its Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor;

(ix)         there are no Liens for Taxes upon any property or assets of DENTSPLY or any of its Subsidiaries, except for Taxes not yet due and payable;

(x)          neither DENTSPLY nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law);

(xi)         DENTSPLY has made available to Sirona or its legal or accounting representative copies of all U.S. federal and state income Tax Returns for DENTSPLY and each of its Subsidiaries filed for all periods including and after the period ended December 31, 2011;

(xii)        DENTSPLY is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code;

(xiii)       neither DENTSPLY nor any of its Subsidiaries (i) has filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business, (ii) has entered into any agreement or other arrangement waiving or extending the statute of limitations or the period of assessment or collection of any Taxes, (iii) has granted any power of attorney that is in force with respect to any matters relating to any Taxes, (iv) has applied for a ruling from a taxing authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a taxing authority that is pending, (v) has, since December 31, 2011, been issued any private letter rulings, technical advice memoranda or similar agreement or rulings by any taxing authority, or (vi) will be required to include any item of income or gain in, or be required to exclude any item of deduction of loss from, any period ending after the Closing Date as a result of any (A) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law),

48

(B) installment sale or open transaction made on or prior to the Closing Date, (C) election under section 108(i) of the Code or (D) prepaid amount received prior to the Closing Date; and

(xiv)      neither DENTSPLY nor any of its Subsidiaries has agreed to, requested, or is required to include any adjustment under Section 481 of the Code (or any corresponding provision of applicable state, local or non-U.S. Tax Law) by reason of a change in accounting method or otherwise.

(b)          Neither DENTSPLY nor any of its Subsidiaries has knowledge of any facts, agreements, plans or other circumstances or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(c)          It is agreed and understood that no representation or warranty is made by DENTSPLY in respect of Tax matters in any Section of this Agreement other than Section 4.5, Section 4.6, Section 4.7, Section 4.11 and this Section 4.15.

4.16        Material Contracts.

(a)          All Contracts required to be filed as exhibits to the DENTSPLY SEC Documents have been so filed in a timely manner. Section 4.16(a) of the DENTSPLY Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts to which DENTSPLY or any of its Subsidiaries is a party or by which DENTSPLY or any of its Subsidiaries or any of their assets or businesses are bound (and any amendments, supplements and modifications thereto):

(i)          any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii)         any Contract that materially limits the ability of DENTSPLY or any of its affiliates (including, following the consummation of the Transactions, the Surviving Corporation and its affiliates) to compete or provide services in any line of business or with any Person or in any geographic area or market segment or to engage in any type of business (including any license, collaboration, agency or distribution agreements);

(iii)        any Contract required to be disclosed pursuant to Item 404 of Regulation S-K of the Exchange Act;

(iv)        any Contract or series of related Contracts relating to indebtedness for borrowed money (A) in excess of $10 million or (B) that becomes due and payable as a result of the Transactions;

(v)         any license, sublicense, option, development or collaboration agreement or other Contract relating to DENTSPLY Material Intellectual Property reasonably expected to result in payments in excess of $10

49

million in any twelve (12) month period after the Closing Date (excluding license agreements for “shrink-wrap,” “click-wrap” or other commercially available off-the-shelf software that is not the subject of a negotiated agreement, and excluding agreements the primary purpose of which is to purchase tangible goods or procure services unrelated to Intellectual Property and in the ordinary course of business);

(vi)        any Contract reasonably expected to result in payments in excess of $10 million in any twelve (12) month period after the Closing Date that provides for any material “most favored nation” provision or equivalent preferential pricing terms or similar obligations to which DENTSPLY or any of its Subsidiaries is subject;

(vii)       any distribution Contract with any of DENTSPLY’s top three distributors (measured by dollar volume of spending by the distributor during the twelve (12) months ended June 30, 2015);

(viii)      any purchase, sale or supply contract that contains volume requirements or commitments, exclusive or preferred purchasing arrangements or promotional requirements reasonably expected to result in payments in excess of $10 million in any twelve (12) month period after the Closing Date;

(ix)         any lease, sublease, occupancy agreement or other Contract with respect to the DENTSPLY Leased Real Property reasonably expected to result in payments in excess of $10 million in any twelve (12) month period after the Closing Date;

(x)          any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of DENTSPLY or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses (in any case in excess of $10 million);

(xi)         any acquisition or divestiture agreement (A) entered into since June 30, 2012 with a purchase price in excess of $20 million or (B) that contains “earn-out” provisions or other contingent payment obligations that could reasonably be expected to exceed $10 million (including indemnification obligations) that have not been satisfied in full;

(xii)        any agreement that by its terms limits the payment of dividends or other distributions by DENTSPLY or any of its Subsidiaries;

(xiii)       any Contract for any joint venture, partnership or similar arrangement, or any Contract involving a sharing of revenues, profits, losses, costs, or liabilities by DENTSPLY or any of its Subsidiaries with any other Person involving a potential combined commitment or payment by DENTSPLY and any of its Subsidiaries in excess of $10 million annually;

50

(xiv)      any “single source” supply contract pursuant to which goods or materials that are material to DENTSPLY or any of its Subsidiaries are supplied to DENTSPLY or such Subsidiary from an exclusive source reasonably expected to result in payments in excess of $10 million in any twelve (12) month period after the Closing Date;

(xv)       any Contract with a Governmental Entity reasonably expected to result in payments in excess of $10 million in any twelve (12) month period after the Closing Date; or

(xvi)      any other agreement which would prohibit or delay beyond the Outside Date the consummation of Merger or any other Transaction contemplated by this Agreement.

(b)          DENTSPLY has heretofore made available to Sirona true, correct and complete copies of the Contracts set forth in Section 4.16(a).

(c)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect, (i) all Contracts set forth or required to be set forth in Section 4.16(a) of the DENTSPLY Disclosure Schedule or filed or required to be filed as exhibits to the DENTSPLY SEC Documents (the “DENTSPLY Material Contracts”) are valid, binding and in full force and effect and are enforceable by DENTSPLY or its applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought, (ii) DENTSPLY, or its applicable Subsidiary, has performed all obligations required to be performed by it under the DENTSPLY Material Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of DENTSPLY, no other party to any DENTSPLY Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, (iii) since January 1, 2015, neither DENTSPLY nor any of its Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any DENTSPLY Material Contract, and (iv) neither DENTSPLY nor any of its Subsidiaries has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any DENTSPLY Material Contract.

4.17        Intellectual Property.

(a)          With respect to all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations and applications, and (iv) internet domain name registrations, in each case that are owned by DENTSPLY or any of its Subsidiaries (collectively, the “DENTSPLY Registered Intellectual Property”), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect, (A) either DENTSPLY or one of its Subsidiaries is the sole owner and possesses all right, title and interest in and to the item, free and clear of all Liens (other than Permitted Liens), and (B) no Proceeding is pending or, to Knowledge of DENTSPLY, threatened, that challenges the legality, validity,

51

enforceability, registration, use or ownership of the item (except for office actions by the applicable Governmental Entities in the normal course of prosecution efforts in connection with applications for the registration or issuance of Intellectual Property). Each item of material DENTSPLY Registered Intellectual Property that is registered, filed, issued, or applied for has been duly registered in, filed in or issued by the official governmental registers and/or issuers (or officially recognized registers or issuers) for such Intellectual Property and each such registration, filing, issuance and/or application, to the Knowledge of DENTSPLY, (x) has not been abandoned or cancelled, (y) has been maintained effective by all requisite filings, renewals and payments, and (z) remains in full force and effect.

(b)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect, each of DENTSPLY and its Subsidiaries owns and possesses all right, title and interest in and to (or has the right pursuant to a valid and enforceable license or otherwise possesses legally enforceable rights to use) all Intellectual Property that is necessary for or used or held for use in the conduct of the business of DENTSPLY and its Subsidiaries in substantially the same manner as presently conducted and currently proposed to be conducted. Neither the execution and delivery of this Agreement by DENTSPLY, nor the performance of this Agreement by DENTSPLY, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of DENTSPLY or any of its Subsidiaries in any Intellectual Property except as has not had and would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect.

(c)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect, to the Knowledge of DENTSPLY, neither DENTSPLY nor any of its Subsidiaries nor the conduct of their businesses is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person. Neither DENTSPLY nor any of its Subsidiaries has received any written charge, complaint, claim, demand, or notice since June 30, 2012 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation (including any claim that DENTSPLY or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any Person) which alleged infringement, misappropriation, dilution, or violation, if true, would reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect. To the Knowledge of DENTSPLY, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by DENTSPLY or any of its Subsidiaries except as has not had and would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect. Neither DENTSPLY nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or notice since June 30, 2012 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation which alleged infringement, misappropriation, dilution, or violation, if true, would reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect.

(d)          DENTSPLY and its Subsidiaries have taken commercially reasonable steps to maintain, police and protect the Intellectual Property that is material to their business (“DENTSPLY Material Intellectual Property”). Except as has not had and would not

52

reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect, all DENTSPLY Material Intellectual Property that derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use has been maintained in confidence in accordance with protection procedures that are in accordance with procedures customarily used in the industry to protect rights of like importance and, to the Knowledge of DENTSPLY, adequate for protection. To the Knowledge of DENTSPLY, there has been no unauthorized disclosure of any DENTSPLY Material Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect, to the Knowledge of DENTSPLY, all former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of DENTSPLY and its Subsidiaries, and each of their predecessors, who have contributed to or participated in the conception and development of Intellectual Property for such entities have entered into valid and binding proprietary rights agreements with DENTSPLY or one of its Subsidiaries or predecessors, vesting ownership of such Intellectual Property in DENTSPLY or one of its Subsidiaries. No such Person has asserted, and to the Knowledge of DENTSPLY, no such Person has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any DENTSPLY Material Intellectual Property.

(e)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect, the IT Assets of DENTSPLY and its Subsidiaries operate in all material respects in accordance with their documentation and functional specifications and as required by DENTSPLY and its Subsidiaries to operate the business of DENTSPLY and its Subsidiaries as presently conducted and have not, since June 30, 2012, materially malfunctioned or failed. DENTSPLY and its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality and security of such IT Assets and information stored or contained therein against any unauthorized use, access, interruption or corruption. DENTSPLY and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance procedures with respect to their IT Assets.

(f)          To the Knowledge of DENTSPLY, no software included in the DENTSPLY Material Intellectual Property, which is distributed to any third party by or on behalf of DENTSPLY or its Subsidiaries (other than software identified as belonging to a third party and subject to a third party paid or public license), or for which DENTSPLY or its Subsidiaries may have plans to distribute to any third party, incorporates or is comprised of or distributed with any publicly available software, or is otherwise subject to the provisions of any “open source” or third party license agreement that (i) requires the distribution of source code in connection with the distribution of such software in object code form; (ii) materially limits DENTSPLY’s or any of its Subsidiaries’ freedom to seek full compensation in connection with marketing, licensing, and distributing such applications; or (iii) allows a customer or requires that a customer have the right to decompile, disassemble or otherwise reverse engineer the software by its terms and not by operation of law.

53

4.18        Healthcare Compliance Matters.

(a)          (i) DENTSPLY and each of its Subsidiaries are in compliance and since June 30, 2012 have been in compliance with all Health Care Laws applicable to DENTSPLY or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on DENTSPLY or its Subsidiaries), and (ii) neither DENTSPLY nor any of its Subsidiaries has received any written communication since June 30, 2012 from a Governmental Entity that remains uncured or unresolved and that alleges that DENTSPLY or any of its Subsidiaries is not in compliance with any Health Care Law, except in the case of clauses (i) and (ii) where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, a DENTSPLY Material Adverse Effect. Neither DENTSPLY nor, to the Knowledge of DENTSPLY, any of its Subsidiaries is a party to or has any ongoing reporting obligations pursuant to or under any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Entity. Additionally, none of DENTSPLY, its Subsidiaries or any of its respective employees, officers or directors has been excluded, suspended or debarred from participation in any U.S. state or federal health care program or, to the Knowledge of DENTSPLY, has been convicted of any crime or is subject to a governmental inquiry, investigation, Proceeding, or other similar action, or has engaged in any conduct, that could reasonably be expected to result in debarment, suspension, or exclusion.

(b)          DENTSPLY and each of its Subsidiaries have, maintain and are operating in material compliance with all FDA Permits, and all such FDA Permits are valid, subsisting, and in full force and effect, except where the failure to have, maintain or operate in material compliance with the FDA Permits has not had, and would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect. DENTSPLY and each of its Subsidiaries have fulfilled and performed all of their material obligations with respect to the FDA Permits, and no event has occurred which allows, or with notice or lapse of time or both, would allow revocation or termination thereof or results in any other material impairment of the rights of the holder of any FDA Permit, except where the failure to so fulfill or perform, or the occurrence of such event, would not result in a DENTSPLY Material Adverse Effect. DENTSPLY and each of its Subsidiaries have operated and currently are in compliance in all material respects with applicable Laws administered or enforced by the FDA and comparable Governmental Entities, except where the failure to so comply would not result in a DENTSPLY Material Adverse Effect. DENTSPLY and each of its Subsidiaries have not received, since June 30, 2012, written notice of any pending or threatened Proceeding (other than FDA audits) from the FDA, any Governmental Entity, any qui-tam relator or applicable foreign Governmental Entity alleging that any operation or activity of DENTSPLY or any of its Subsidiaries is in material violation of any applicable Health Care Law which violation would reasonably be expected to have a material and adverse impact on DENTSPLY and its Subsidiaries, taken as a whole.

(c)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect, all applications, notifications, submissions, information, claims, reports and statistics, and other data and

54

conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a FDA Permit from the FDA or other Governmental Entity relating to DENTSPLY and each of its Subsidiaries, their business and products, when submitted to the FDA or other Governmental Entity were true, complete and correct as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Entity.

(d)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect, since June 30, 2012, DENTSPLY and each of its Subsidiaries have not had any product or manufacturing site (whether owned by DENTSPLY or its Subsidiary(s), or a contract manufacturer for their products) subject to a Governmental Entity (including FDA) shutdown or import or export prohibition, nor received any FDA Form 483 or other Governmental Entity notice of inspectional observations, “warning letters,” “untitled letters” or requests or requirements to make changes to the products, or similar correspondence or notice from the FDA or other Governmental Entity alleging or asserting noncompliance with any applicable Law, Permit or such requests or requirements of a Governmental Entity.

(e)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect, (i) since June 30, 2012, there have been no (A) Safety Notices with respect to the products of DENTSPLY and its Subsidiaries or (B) to the Knowledge of DENTSPLY, complaints with respect to such products that are currently unresolved and (ii) to the Knowledge of DENTSPLY, there are no facts that would be reasonably likely to result in (A) a Safety Notice with respect to such products, (B) a change in labeling of any such products, or (C) a termination or suspension of marketing or testing of any such products.

(f)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect, (i) the clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by DENTSPLY or its Subsidiaries or in which DENTSPLY or its Subsidiaries, or any of their products or product candidates have participated were, and if still pending are, being conducted in accordance with standard medical and scientific research procedures and all applicable Laws, including, but not limited to, the Federal Food, Drug and Cosmetic Act and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 812 and (ii) no investigational device exemption filed by or on behalf of DENTSPLY or its Subsidiaries with the FDA has been terminated or suspended by the FDA, and neither the FDA nor any applicable foreign Governmental Entity has commenced, or, to the Knowledge of DENTSPLY, threatened to commence, any action to place a clinical hold order on, or otherwise terminate, delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of DENTSPLY and its Subsidiaries.

(g)          Neither DENTSPLY nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of DENTSPLY, threatened investigation in respect of DENTSPLY, its Subsidiaries or their products, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed.

55

Reg. 46191 (September 10, 1991) and any amendments thereto. Since June 30, 2012, neither DENTSPLY nor, to the Knowledge of DENTSPLY, any of their officers, employees or agents (within the meaning of the applicable Law) has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar Law. As of the date hereof, no Proceedings that would reasonably be expected to result in such a debarment or exclusion are pending or, to the Knowledge of DENTSPLY, threatened against DENTSPLY, its Subsidiaries, or any of their officers, employees or agents.

4.19        Broker’s Fees. Except for the financial advisors’ fees set forth in Section 4.19 of the DENTSPLY Disclosure Schedule, neither DENTSPLY nor any of its Subsidiaries nor any of their respective officers or directors on behalf of DENTSPLY or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

4.20        Opinion of Financial Advisor. Moelis & Company LLC, DENTSPLY’s financial advisor, has delivered to the DENTSPLY Board its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio is fair from a financial point of view to DENTSPLY.

4.21        Ownership of Sirona Common Stock. Neither DENTSPLY nor any of its affiliates or associates is, nor at any time during the last three (3) years has DENTSPLY or any of its affiliates or associates been, an “interested stockholder” of Sirona as defined in Section 203 of the DGCL. DENTSPLY and its Subsidiaries, affiliates and associates do not beneficially own any shares of Sirona Common Stock or other securities of Sirona or any options, warrants or other rights to acquire Sirona Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, Sirona.

4.22        Insurance. All insurance policies (including policies providing casualty, liability and workers compensation coverage, but excluding any DENTSPLY Benefit Plan) to which DENTSPLY or any of its Subsidiaries is currently a party are in full force and effect, and, to the Knowledge of DENTSPLY, have been issued by licensed insurers, all premiums with respect thereto covering all periods up to and including the Closing Date have been paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would have not had and would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect, each of DENTSPLY and its Subsidiaries is, and since December 31, 2013 has been, insured with respect to its assets and properties and the conduct of its business in such amounts and against such risks as are in its reasonable judgment sufficient for compliance with Law and as are adequate to protect its assets and properties and the conduct of its business.

4.23        Merger Sub. Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. The authorized capital

56

stock of Merger Sub consists of one thousand (1,000) shares of common stock, par value $0.01 per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly or indirectly by DENTSPLY free and clear of any Liens.

4.24        No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Article 4, neither DENTSPLY nor any of its affiliates nor any Person acting on any of their behalf makes any other express or any implied representations or warranties with respect to (a) DENTSPLY or any of its Subsidiaries, any of their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to DENTSPLY or any of its Subsidiaries or (b) the accuracy or completeness of any documentation, forecasts or other information provided by DENTSPLY, any affiliate of DENTSPLY or any Person acting on any of their behalf to Sirona, any affiliate of Sirona or any Person acting on any of their behalf.

ARTICLE 5

Covenants

5.1          Conduct of Business by Sirona Pending the Effective Time. Sirona agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.1 of the Sirona Disclosure Schedule or as otherwise expressly contemplated by any other provision of this Agreement, unless DENTSPLY shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), Sirona will, and will cause each of its Subsidiaries to, (i) conduct its operations only in the ordinary course of business consistent with past practice, (ii) use its commercially reasonable efforts to keep available the services of the current officers, employees and consultants of Sirona and each of its Subsidiaries and to preserve the goodwill and current relationships of Sirona and each of its Subsidiaries with customers, suppliers and other Persons with which Sirona or any of its Subsidiaries has business relations, and (iii) use its commercially reasonable efforts to preserve intact its business organization and comply with all applicable Law. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1 of the Sirona Disclosure Schedule or as otherwise expressly contemplated by any other provision of this Agreement, Sirona shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions without the prior written consent of DENTSPLY (such consent not to be unreasonably withheld, conditioned or delayed):

(a)          amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

(b)          issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, Sirona or any of its Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of Sirona or any of its Subsidiaries, other than (i) the issuance of Sirona Common Stock

57

upon the exercise of Sirona Stock Options, Sirona RSUs or Sirona Performance Units outstanding as of the date hereof in accordance with their terms or (ii) the issuance of any Sirona Stock Options, Sirona RSUs or Sirona Performance Units pursuant to the terms of any employment agreement outstanding as of the date hereof in accordance with its terms;

(c)          sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets of Sirona or any of its Subsidiaries with value in excess of $10 million, except pursuant to existing Contracts or the sale or purchase of goods in the ordinary course of business consistent with past practice;

(d)          (i) sell, assign, pledge, grant or acquire, agree to grant to or acquire from any Person, or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse, disclose or agree to disclose or otherwise dispose of any material Sirona Registered Intellectual Property or any Sirona Material Intellectual Property, except pursuant to the terms of existing Contracts or the licensing of any such Intellectual Property in the ordinary course of business consistent with past practice or (ii) compromise, settle or agree to settle, or consent to judgment in, any one or more actions or institute any action concerning any Sirona Material Intellectual Property except in the ordinary course of business consistent with past practice;

(e)          declare, set aside, make or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than dividends paid by a wholly-owned Subsidiary of Sirona to Sirona or another wholly-owned Subsidiary of Sirona) or enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests;

(f)          reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests;

(g)          merge or consolidate Sirona or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Sirona or any of its Subsidiaries, other than internal reorganizations in the ordinary course of business that would not have a material and adverse impact on Sirona and its Subsidiaries or the Transaction;

(h)          acquire (including by merger, consolidation, or acquisition of shares or assets) any interest in any Person or any assets thereof in each case with value in excess of $10 million, other than in the ordinary course of business consistent with past practice or pursuant to the Contracts set forth on Section 5.1(h) of the Sirona Disclosure Schedule;

(i)          repurchase, repay, refinance or incur any indebtedness for borrowed money, except as required by the terms of any such indebtedness as of the date hereof, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a wholly-owned Subsidiary of Sirona) for borrowed money, except for

58

borrowings under Sirona’s existing credit facilities or issuances of commercial paper for working capital and general corporate purposes in the ordinary course of business consistent with past practice;

(j)          make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly-owned Subsidiary of Sirona) in excess of $10 million in the aggregate;

(k)          terminate, cancel, renew, or request or agree to any material change in or waiver under any Sirona Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be a Sirona Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(l)          make or authorize any capital expenditure in excess of Sirona’s capital expenditure budget as disclosed to DENTSPLY prior to the date hereof, other than capital expenditures that are not, in the aggregate, in excess of $10 million;

(m)          except in the ordinary course of business consistent with past practice or to the extent required by (i) applicable Law, (ii) the existing terms of any Sirona Benefit Plan disclosed in Section 3.11(a) of the Sirona Disclosure Schedule or (iii) contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of this Agreement disclosed in Section 3.11(a) of the Sirona Disclosure Schedule: (A) increase the compensation or benefits payable or to become payable to directors, officers or employees of Sirona or its Subsidiaries; (B) grant any rights to severance or termination pay or bonus payments to, or enter into any employment or severance agreement with, any director, officer or employee of Sirona or its Subsidiaries, or establish, adopt, enter into or amend any collective bargaining agreement or other Contract with any labor union or labor organization, Sirona Benefit Plan or similar plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of Sirona or its Subsidiaries, except to the extent required by the terms of a collective bargaining agreement in existence on the date of this Agreement or in the ordinary course of business consistent with past practice; (C) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Sirona Benefit Plan; or (D) terminate the employment of any officer of Sirona other than for cause;

(n)          forgive any loans to directors, officers or employees of Sirona or its Subsidiaries;

(o)          waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $10 million, except in the ordinary course of business consistent with past practice and in accordance with their terms;

(p)          make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

59

(q)          waive, release, assign, settle or compromise any claims or rights with value in excess of $10 million held by Sirona or any of its Subsidiaries;

(r)          compromise, settle or agree to settle any Proceeding or investigation (including any Proceeding or investigation relating to this Agreement or the Transactions) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $10 million individually or $50 million in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Sirona or any of its Subsidiaries;

(s)          except as required by applicable Law, make, change or revoke any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, surrender any right to claim a material Tax refund, or undertake any transaction with any non-U.S. Subsidiary of Sirona that would reasonably be expected to have any significant U.S. federal income tax consequences to Sirona or its Subsidiaries (clause (p), clause (t) and this clause (s) being the sole provisions of this Section 5.1 governing Tax matters);

(t)          take any action that would, or fail to take any action, the failure of which would, reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(u)          write up, write down or write off the book value of any assets, in the aggregate, in excess of $10 million, except for depreciation and amortization in accordance with GAAP consistently applied;

(v)         convene any annual or special meeting (or any adjournment thereof) of the shareholders of Sirona, other than the Sirona Shareholders Meeting and the 2016 annual meeting of shareholders (only if such 2016 annual meeting is not otherwise combined with the Sirona Shareholders Meeting);

(w)          fail to use reasonable efforts to maintain existing material insurance policies or comparable replacement policies to the extent available for a reasonable cost; or

(x)          authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

5.2          Conduct of Business by DENTSPLY Pending the Effective Time. DENTSPLY agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.2 of the DENTSPLY Disclosure Schedule or as otherwise expressly contemplated by any other provision of this Agreement, unless Sirona shall otherwise consent in

60

writing (such consent not to be unreasonably withheld, conditioned or delayed), DENTSPLY will, and will cause each of its Subsidiaries to, (i) conduct its operations only in the ordinary course of business consistent with past practice, (ii) use its commercially reasonable efforts to keep available the services of the current officers, employees and consultants of DENTSPLY and each of its Subsidiaries and to preserve the goodwill and current relationships of DENTSPLY and each of its Subsidiaries with customers, suppliers and other Persons with which DENTSPLY or any of its Subsidiaries has business relations, (iii) use its commercially reasonable efforts to preserve intact its business organization and comply with all applicable Laws. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.2 of the DENTSPLY Disclosure Schedule or as otherwise expressly contemplated by any other provision of this Agreement, DENTSPLY shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions without the prior written consent of Sirona (such consent not to be unreasonably withheld, conditioned or delayed):

(a)          amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

(b)          issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, DENTSPLY or any of its Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of DENTSPLY or any of its Subsidiaries, other than (i) the issuance of DENTSPLY Common Stock upon the exercise of DENTSPLY Stock Options or DENTSPLY RSUs outstanding as of the date hereof in accordance with their terms, (ii) the issuance of any DENTSPLY Stock Options or DENTSPLY RSUs pursuant to the terms of any employment agreement outstanding as of the date hereof in accordance with its terms or (iii) in connection with the assumption and conversion of Sirona Stock Options and Sirona RSUs in accordance with the terms of this Agreement;

(c)          sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets of DENTSPLY or any of its Subsidiaries with value in excess of $10 million, except pursuant to existing Contracts or the sale or purchase of goods in the ordinary course of business consistent with past practice;

(d)          (i) sell, assign, pledge, grant or acquire, agree to grant to or acquire from any Person, or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse, disclose or agree to disclose or otherwise dispose of any material DENTSPLY Registered Intellectual Property or any DENTSPLY Material Intellectual Property, except pursuant to the terms of existing Contracts or the licensing of any such Intellectual Property in the ordinary course of business consistent with past practice or (ii) compromise, settle or agree to settle, or consent to judgment in, any one or more actions or institute any action concerning any

61

DENTSPLY Material Intellectual Property except in the ordinary course of business consistent with past practice;

(e)          declare, set aside, make or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than (i) quarterly cash dividends in an amount not to exceed $0.0725 per share declared and paid by DENTSPLY in the ordinary course of business consistent with current practice and (ii) dividends paid by a wholly-owned Subsidiary of DENTSPLY to DENTSPLY or another wholly-owned Subsidiary of DENTSPLY) or enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests;

(f)          reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests;

(g)          merge or consolidate DENTSPLY or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of DENTSPLY or any of its Subsidiaries, other than internal reorganizations in the ordinary course of business that would not have a material and adverse impact on DENTSPLY and its Subsidiaries or the Transaction;

(h)          acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any assets thereof in each case with value in excess of $10 million, other than in the ordinary course of business consistent with past practice or pursuant to the Contracts set forth on Section 5.2(h) of the DENTSPLY Disclosure Schedule;

(i)          repurchase, repay, refinance or incur any indebtedness for borrowed money, except as required by the terms of any indebtedness as of the date hereof, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a wholly-owned Subsidiary of DENTSPLY) for borrowed money, except for borrowings under DENTSPLY’s existing credit facilities or issuances of commercial paper for working capital and general corporate purposes in the ordinary course of business consistent with past practice;

(j)          make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly-owned Subsidiary of DENTSPLY) in excess of $10 million in the aggregate;

(k)          terminate, cancel, renew, or request or agree to any material change in or waiver under any DENTSPLY Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be a DENTSPLY Material Contract, in each case other than in the ordinary course of business consistent with past practice;

62

(l)          make or authorize any capital expenditure in excess of DENTSPLY’s capital expenditure budget as disclosed to Sirona prior to the date hereof, other than capital expenditures that are not, in the aggregate, in excess of $10 million;

(m)          except in the ordinary course of business consistent with past practice or to the extent required by (i) applicable Law, (ii) the existing terms of any DENTSPLY Benefit Plan disclosed in Section 4.11(a) of the DENTSPLY Disclosure Schedule or (iii) contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of this Agreement disclosed in Section 4.11(a) of the DENTSPLY Disclosure Schedule: (A) increase the compensation or benefits payable or to become payable to directors, officers or employees of DENTSPLY or its Subsidiaries; (B) grant any rights to severance or termination pay or bonus payments to, or enter into any employment or severance agreement with, any director, officer or employee of DENTSPLY or its Subsidiaries, or establish, adopt, enter into or amend any collective bargaining agreement or other Contract with any labor union or labor organization, DENTSPLY Benefit Plan or similar plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of DENTSPLY or its Subsidiaries, except to the extent required by the terms of a collective bargaining agreement in existence on the date of this Agreement or in the ordinary course of business consistent with practice; (C) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any DENTSPLY Benefit Plan; or (D) terminate the employment of any officer of DENTSPLY other than for cause;

(n)          forgive any loans to directors, officers or employees of DENTSPLY or its Subsidiaries;

(o)          waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $10 million, except in the ordinary course of business consistent with past practice and in accordance with their terms;

(p)          make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(q)          waive, release, assign, settle or compromise any claims or rights with value in excess of $10 million held by DENTSPLY or any of its Subsidiaries;

(r)          compromise, settle or agree to settle any Proceeding or investigation (including any Proceeding or investigation relating to this Agreement or the Transactions) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $10 million individually or $50 million in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, DENTSPLY or any of its Subsidiaries;

(s)          except as required by applicable Law, make, change or revoke any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise

63

any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, or surrender any right to claim a material Tax refund, or undertake any transaction with any non-U.S. Subsidiary of DENTSPLY that would reasonably be expected to have any significant U.S. federal income tax consequences to DENTSPLY or its Subsidiaries (clause (p), clause (t) and this clause (s) being the sole provisions of this Section 5.2 governing Tax matters);

(t)          take any action that would, or fail to take any action, the failure of which would, reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(u)          write up, write down or write off the book value of any assets, in the aggregate, in excess of $10 million, except for depreciation and amortization in accordance with GAAP consistently applied;

(v)         convene any annual or special meeting (or any adjournment thereof) of the shareholders of DENTSPLY, other than the DENTSPLY Shareholders Meeting and the 2016 annual meeting of shareholders (only if such 2016 annual meeting is not otherwise combined with the DENTSPLY Shareholders Meeting);

(w)          fail to use reasonable efforts to maintain existing material insurance policies or comparable replacement policies to the extent available for a reasonable cost; or

(x)          authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

5.3          Preparation of the Form S-4 and the Joint Proxy Statement; Shareholders Meetings.

(a)          As promptly as practicable after the execution of this Agreement, (i) DENTSPLY and Sirona shall jointly prepare and cause to be filed with the SEC, the Joint Proxy Statement to be sent to the shareholders of DENTSPLY and the shareholders of Sirona, as applicable, relating to the DENTSPLY Shareholders Meeting and the Sirona Shareholders Meeting and (ii) DENTSPLY and Sirona shall prepare and DENTSPLY shall file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the shares of DENTSPLY Common Stock to be issued in the Merger. Each of DENTSPLY and Sirona shall use its reasonable best efforts to have the Form S-4 declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and, prior to the effective date of the Form S-4, each of DENTSPLY and Sirona shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in connection with the issuance of Sirona Common Stock. Each of DENTSPLY and Sirona shall furnish all information as may be reasonably requested by the other party in connection with any

64

such action and the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, each of DENTSPLY and Sirona shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to its respective shareholders. No filing of, or amendment or supplement to, the Form S-4 will be made by DENTSPLY, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by DENTSPLY or Sirona, in each case without providing the other party with a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to DENTSPLY or Sirona, or any of their respective affiliates, directors or officers, should be discovered by DENTSPLY or Sirona which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the shareholders of DENTSPLY and the shareholders of Sirona. Each party shall notify the other party promptly of the time when the Form S-4 has become effective, and of the issuance of any stop order or suspension of the qualification of the shares of DENTSPLY Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. In addition, each party agrees to provide the other party and their respective counsel with copies of any written comments, and shall inform the other party of any oral comments, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Form S-4 or the Joint Proxy Statement promptly after receipt of such comments, and any written or oral responses thereto. Each party and their respective counsel shall be given a reasonable opportunity to review any such written responses and each party shall give due consideration to the additions, deletions or changes suggested thereto by the other party and their respective counsel.

(b)          Sirona Shareholders Meeting.

(i)          Sirona shall, promptly following the date on which the Form S-4 has been filed with the SEC and the parties otherwise mutually determine to be appropriate, establish a record date for, and, as soon as practicable following the effectiveness of the Form S-4, duly call and give notice of and convene and hold a meeting of its shareholders (the “Sirona Shareholders Meeting”) for the purpose of seeking the Sirona Shareholder Approval; provided, however, that Sirona may postpone or adjourn the Sirona Shareholders Meeting (A) with the prior written consent of DENTSPLY; (B) if a quorum has not been established; (C) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Sirona Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Sirona’s shareholders prior to the Sirona Shareholders Meeting; (D) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Sirona Shareholder Approval would not otherwise be obtained; or (E) if required by Law; provided, however, that in the case of clauses (B), (C), (D) and (E), the Sirona Shareholders Meeting shall not be postponed or adjourned for more than

65

ten (10) Business Days in the aggregate from the originally scheduled date of the Sirona Shareholders Meeting without the prior written consent of DENTSPLY. Sirona shall, upon the reasonable request of DENTSPLY, advise DENTSPLY at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Sirona Shareholders Meeting as to the aggregate tally of proxies received by Sirona with respect to the Sirona Shareholder Approval.

(ii)  Sirona shall, through the Sirona Board, make the Sirona Recommendation and include such Sirona Recommendation in the Joint Proxy Statement (subject to Section 5.4) and use its reasonable best efforts to (A) solicit from its shareholders proxies in favor of the adoption of this Agreement and the Transactions, including the Merger and (B) take all other action necessary or advisable to secure the Sirona Shareholder Approval. Except as expressly permitted in Section 5.4(b) and Section 5.4(d), neither the Sirona Board nor any committee thereof shall (x) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to DENTSPLY, the approval, determination of advisability, or recommendation by the Sirona Board of, this Agreement, the Merger and the other Transactions, (y) make, or permit any director or executive officer to make, any public statement in connection with the Sirona Shareholders Meeting by or on behalf of the Sirona Board or such committee that would reasonably be expected to have the same effect or (z) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Competing Proposal (the actions specified in the foregoing clauses (x), (y) and (z) being referred to as a “Sirona Adverse Recommendation Change”).

(iii)      Notwithstanding any Sirona Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect. Without limiting the generality of the foregoing, unless this Agreement is terminated in accordance with its terms, this Agreement and the Merger shall be submitted to the shareholders of Sirona for approval at the Sirona Shareholders Meeting whether or not (x) the Sirona Board shall have effected a Sirona Adverse Recommendation Change or (y) any Competing Proposal shall have been publicly proposed or announced or otherwise submitted to Sirona or any of its Representatives.

(c)          DENTSPLY Shareholders Meeting.

(i)  DENTSPLY shall, as soon as practicable following the date on which the Form S-4 has been filed with the SEC and the parties otherwise mutually determine to be appropriate, establish a record date for, and, as soon as practicable following the effectiveness of the Form S-4, duly call and give notice of and convene and hold a meeting of its shareholders (the “DENTSPLY Shareholders Meeting”) for the purpose of seeking the DENTSPLY Shareholder Approval; provided, however, that DENTSPLY may postpone or adjourn the DENTSPLY Shareholders Meeting (A) with the prior written consent of Sirona;

66

(B) if a quorum has not been established; (C) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the DENTSPLY Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by DENTSPLY’s shareholders prior to the DENTSPLY Shareholders Meeting; (D) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite DENTSPLY Shareholder Approval would not otherwise be obtained; or (E) if required by Law; provided, however, that in the case of clauses (B), (C), (D) and (E), the DENTSPLY Shareholders Meeting shall not be postponed or adjourned for more than ten (10) Business Days in the aggregate from the originally scheduled date of the DENTSPLY Shareholders Meeting without the prior written consent of Sirona. DENTSPLY shall, upon the reasonable request of Sirona, advise Sirona at least on a daily basis on each of the last seven (7) Business Days prior to the date of the DENTSPLY Shareholders Meeting as to the aggregate tally of proxies received by DENTSPLY with respect to the DENTSPLY Shareholder Approval.

(ii) DENTSPLY shall, through the DENTSPLY Board, make the DENTSPLY Recommendation and include such DENTSPLY Recommendation in the Joint Proxy Statement (subject to Section 5.4) and use its reasonable best efforts to (A) solicit from its shareholders proxies in favor of the approval of the DENTSPLY Share Issuance and the Amended and Restated Charter and (B) take all other action necessary or advisable to secure the DENTSPLY Shareholder Approval. Except as expressly permitted in Section 5.4(b) and Section 5.4(d), neither the DENTSPLY Board nor any committee thereof shall (x) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Sirona, the approval, determination of advisability, or recommendation by the DENTSPLY Board of, the DENTSPLY Share Issuance and the Amended and Restated DENTSPLY Charter, (y) make, or permit any director or executive officer to make, any public statement in connection with the DENTSPLY Shareholders Meeting by or on behalf of the DENTSPLY Board or such committee that would reasonably be expected to have the same effect or (z) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Competing Proposal (the actions specified in the foregoing clauses (x), (y) and (z) being referred to as a “DENTSPLY Adverse Recommendation Change”).

(iii) Notwithstanding any DENTSPLY Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect. Without limiting the generality of the foregoing, unless this Agreement is terminated in accordance with its terms, the DENTSPLY Share Issuance and the Amended and Restated DENTSPLY Charter shall be submitted to the shareholders of DENTSPLY for approval at the DENTSPLY Shareholders Meeting whether or not (x) the DENTSPLY Board shall have effected a DENTSPLY Adverse Recommendation Change or (y) any Competing Proposal

67

shall have been publicly proposed or announced or otherwise submitted to DENTSPLY or any of its Representatives.

(d)          Sirona and DENTSPLY will use their respective reasonable best efforts to hold the Sirona Shareholders Meeting and the DENTSPLY Shareholders Meeting on the same date.

5.4          No Solicitation of Transactions.

(a)          Each of Sirona and DENTSPLY shall immediately cease, and shall cause its respective Subsidiaries and Representatives to immediately cease, any discussions or negotiations with any Person that may be ongoing with respect to a Competing Proposal, or any proposal that could reasonably be expected to lead to a Competing Proposal, and shall request to have returned promptly to Sirona or DENTSPLY, as applicable, any confidential information that has been provided in any such discussions or negotiations. From the date hereof until the earlier of the Effective Time or the date of termination of this Agreement in accordance with Article 7, each of Sirona and DENTSPLY shall not, and shall cause its respective Subsidiaries and Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or induce (including by way of furnishing information which has not been previously publicly disseminated), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes, or could reasonably be expected to lead to, any Competing Proposal, or (ii) engage in any discussions or negotiations regarding any Competing Proposal; provided, however, that (x) such party may ascertain facts from the Person making an unsolicited Competing Proposal for the sole purpose of the Sirona Board or the DENTSPLY Board, as applicable, informing itself about the terms of such Competing Proposal and the Person that made it and (y) if, prior to obtaining the Sirona Shareholder Approval (in the case of Sirona) or the DENTSPLY Shareholder Approval (in the case of DENTSPLY) and following the receipt of a bona fide written Competing Proposal made after the date hereof that the Sirona Board or DENTSPLY Board, as applicable, determines in good faith (after receiving advice of its financial advisor and of its outside legal counsel) is or could reasonably be expected to lead to a Superior Proposal and that was not, directly or indirectly, solicited, initiated or knowingly encouraged in violation of this Section 5.4, the Sirona Board or the DENTSPLY Board, as applicable, determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such Competing Proposal, as applicable, would be inconsistent with its fiduciary duties to Sirona’s shareholders or DENTSPLY’s shareholders, as applicable, under applicable Law, Sirona or DENTSPLY may, in response to such Competing Proposal, as applicable, and subject to compliance with Section 5.4(c), (A) furnish information with respect to Sirona or DENTSPLY, as applicable, to the Person making such Competing Proposal pursuant to an Acceptable Confidentiality Agreement, and (B) engage in discussions or negotiations with such Person regarding such Competing Proposal. Except as expressly permitted by this Section 5.4, each of DENTSPLY and Sirona shall not, and shall cause their respective Subsidiaries and Representatives not to, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 7, directly or indirectly (1) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar

68

definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal; (2) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a Competing Proposal; or (3) terminate, amend, release, modify or knowingly fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the applicable party in respect of or in contemplation of a Competing Proposal (other than to the extent the DENTSPLY Board or the Sirona Board, as applicable, determines in good faith after consultation with its outside legal counsel, that failure to take any of such actions under clause (3) would be inconsistent with its fiduciary duties under applicable Law), or (4) propose to do any of the foregoing. For the avoidance of doubt, nothing in this Section 5.4(a) shall relieve any party from its obligations under Section 5.6.

(b)          Notwithstanding any other provision of this Agreement, including Section 5.3 but subject to compliance with this Section 5.4, prior to receipt of the Sirona Shareholder Approval, the Sirona Board may, or, prior to receipt of the DENTSPLY Shareholder Approval, the DENTSPLY Board may, in response to any bona fide written Competing Proposal that was not, directly or indirectly, solicited, initiated or knowingly encouraged in violation of this Section 5.4, effect a Sirona Adverse Recommendation Change or a DENTSPLY Adverse Recommendation Change, as applicable, if and only if (i) the Sirona Board or the DENTSPLY Board, as applicable, concludes in good faith, after consultation with Sirona’s or DENTSPLY’s outside financial advisors and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal and (ii) the DENTSPLY Board or the Sirona Board, as applicable, provides the other party five (5) Business Days prior written notice of its intention to take such action (a “Competing Proposal Notice”), which notice shall include the information with respect to such Competing Proposal that is specified in Section 5.4(c), as well as a copy of such Competing Proposal (it being agreed that neither the delivery of such notice by a party nor any public announcement thereof that such party determines it is required to make under applicable Law shall constitute a Sirona Adverse Recommendation Change or a DENTSPLY Adverse Recommendation Change, as applicable, unless and until such party shall have failed at or prior to the end of the period referred to in clause (iii) below (and, upon the occurrence of such failure, such notice and such public announcement shall constitute a Sirona Adverse Recommendation Change or a DENTSPLY Adverse Recommendation Change, as applicable) to publicly announce that it (A) is recommending the Transactions and (B) has determined that such other Competing Proposal (taking into account (x) any modifications or adjustments made to the Transactions agreed to by the other party in writing and (y) any modifications or adjustments made to such other Competing Proposal) is not a Superior Proposal and has publicly rejected such Competing Proposal); (iii) during the five (5) Business Days following such written notice (the “Negotiation Period”), if requested by the other party, the Board of Directors effecting the recommendation change and its Representatives have negotiated in good faith with the other party regarding any revisions to the terms of the Transactions proposed by the other party in response to such Competing Proposal; and (iv) at the end of the five (5) Business Day period described in the foregoing clause (iii), the Sirona Board or DENTSPLY Board, as applicable, concludes in good faith, after consultation with Sirona’s or DENTSPLY’s outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement to which the other party has agreed in writing to make to the terms of the Transactions), that the Competing Proposal continues to be a Superior Proposal and, after

69

consultation with Sirona’s or DENTSPLY’s outside legal counsel, that the failure to make a Sirona Adverse Recommendation Change or DENTSPLY Adverse Recommendation Change, as applicable, would be inconsistent with the exercise by the Sirona Board or DENTSPLY Board of its fiduciary duties to the shareholders of Sirona or shareholders of DENTSPLY under applicable Law. Any material amendment or modification to any Competing Proposal shall require a new Competing Proposal Notice and the Negotiation Period shall be extended by an additional three (3) Business Days from the date of receipt of such new Competing Proposal Notice.

(c)          In addition to the obligations of DENTSPLY and Sirona set forth in Section 5.4(a) and Section 5.4(b), DENTSPLY or Sirona shall promptly, and in any event no later than 24 hours, after it receives (i) any Competing Proposal or indication by any Person that is considering making a Competing Proposal, (ii) any request for non-public information relating to DENTSPLY or Sirona or their respective Subsidiaries other than requests for information in the ordinary course of business consistent with past practice and unrelated to a Competing Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal, notify the other party orally and in writing of any of the foregoing occurrences, the identity of the person making such request, inquiry or Competing Proposal and a copy of such request, inquiry or Competing Proposal (or where no such copy is available, a reasonably detailed description of such request, inquiry or Competing Proposal), including any modifications thereto. Each party shall keep the other party reasonably informed (orally and in writing) on a current basis (and in any event at the other party’s request and otherwise no later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any request, inquiry or Competing Proposal (including the terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations, including furnishing copies of any written inquiries, material correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting the foregoing, each party shall promptly (and in any event within 24 hours) notify the other party orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Competing Proposal pursuant to Section 5.4. Each of DENTSPLY and Sirona agrees that, subject to applicable restrictions under applicable Law, it shall, prior to or concurrent with the time it is provided to any third parties, provide to the other party any non-public information concerning DENTSPLY or Sirona and their respective Subsidiaries that DENTSPLY or Sirona provided to any third party in connection with any Competing Proposal which was not previously provided to the other party.

(d)          Notwithstanding anything in this Section 5.4 to the contrary, at any time prior to obtaining the DENTSPLY Shareholder Approval or the Sirona Shareholder Approval, the DENTSPLY Board or the Sirona Board may make a DENTSPLY Adverse Recommendation Change or a Sirona Adverse Recommendation Change, as applicable, if (i) such board determines that an Intervening Event has occurred and is continuing and (ii) such board determines in good faith (after consultation with outside counsel) that the failure to make a DENTSPLY Adverse Recommendation Change or a Sirona Adverse Recommendation Change, as applicable, in response to such Intervening Event would be inconsistent with its fiduciary duties to the applicable party’s shareholders under applicable Law; provided that (x) the DENTSPLY Board or the Sirona Board has given the other party at least five (5) Business Days

70

prior written notice of its intention to take such action and specifying in reasonable detail the circumstances related to such determination and (y) prior to effecting a DENTSPLY Adverse Recommendation Change or a Sirona Adverse Recommendation Change, the applicable party has negotiated, and has caused its Representatives to negotiate, in good faith with the other party during such notice period to the extent such other party wishes to negotiate, to enable such party to revise the terms of this Agreement, such that the failure to make a DENTSPLY Adverse Recommendation Change or a Sirona Adverse Recommendation Change, as applicable, would not be inconsistent with its fiduciary duties to shareholders under applicable Law.

(e)          Nothing contained in this Agreement shall prohibit the DENTSPLY Board or the Sirona Board from (i) taking and disclosing to their shareholders, as applicable, a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, (ii) making any disclosure to their shareholders, as applicable, if the Sirona Board or DENTSPLY Board determines in good faith, after consultation with its outside counsel, that the failure to make such disclosure would be inconsistent with its duties to shareholders under, or would violate, applicable Law; or (iii) making accurate disclosure to their shareholders, as applicable, of factual information regarding the business, financial condition or results of operations of DENTSPLY or Sirona or the fact that a Competing Proposal has been made, the identity of the party making such proposal or the material terms of such proposal (and such disclosure shall not be deemed to be a DENTSPLY Adverse Recommendation Change or a Sirona Adverse Recommendation Change, as applicable), so long as (A) any such disclosure includes the DENTSPLY Recommendation or the Sirona Recommendation, as applicable, without any modification or qualification thereof and continues the prior recommendation of the DENTSPLY Board or Sirona Board, as the case may be, and (B) does not contain either an express DENTSPLY Adverse Recommendation Change (without giving effect to clause (y) of the definition thereof) or an express Sirona Adverse Recommendation Change (without giving effect to clause (y) of the definition thereof), as applicable, or any other statements by or on behalf of the Board of Directors of such party which would reasonably be expected to have the same effect as a DENTSPLY Adverse Recommendation Change or a Sirona Adverse Recommendation Change, as applicable.

(f)          Any failure of DENTSPLY’s or Sirona’s respective Subsidiaries or its and their respective Representatives to fully comply with this Section 5.4 (as if such Subsidiaries or Representatives were directly subject to this Section 5.4) shall be deemed a breach of this Section 5.4 by DENTSPLY or Sirona, as applicable.

(g)          For purposes of this Agreement:

(i) “Competing Proposal” shall mean, other than the Transactions, any proposal or offer from a third party relating to (A) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving DENTSPLY or Sirona, or any of their respective Subsidiaries; (B) the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any Person of twenty percent (20%) or more of the consolidated assets of DENTSPLY or Sirona, and their respective Subsidiaries, as determined

71

on a book-value or fair-market-value basis; (C) the purchase or acquisition, in any manner, directly or indirectly, by any Person of twenty percent (20%) or more of the issued and outstanding shares of the DENTSPLY Common Stock or the Sirona Common Stock or any other Equity Interests in DENTSPLY or Sirona, (D) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of the shares of DENTSPLY Common Stock or Sirona Common Stock or any other Equity Interests of DENTSPLY, Sirona or any of their respective Subsidiaries or (E) any combination of the foregoing.

(ii) “Intervening Event” means any material event, development or change in circumstances that first occurs, arises or becomes known to DENTSPLY or Sirona or its respective board after the date of this Agreement, to the extent that such event, development or change in circumstances was not reasonably foreseeable as of the date of this Agreement (or if known or reasonably foreseeable, the probability of magnitude of consequences of which were not known or reasonably foreseeable); provided, however, that in no event shall the following events, developments or changes in circumstances constitute an Intervening Event: (1) the receipt, existence or terms of a Competing Proposal or any matter relating thereto or consequence thereof; (2) any change in the price, or change in trading volume, of DENTSPLY Common Stock or Sirona Common Stock (provided, however, that the exception to this clause (2) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred); (3) meeting or exceeding internal or analysts’ expectations, projections or results of operations (provided, however, that the exception to this clause (3) shall not apply to the underlying causes giving rise to or contributing to such circumstances or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred); and (4) any action taken by either party pursuant to and in compliance with the affirmative covenants set forth in Section 5.6, and the consequences of any such action.

(iii) “Superior Proposal” means a bona fide written Competing Proposal (except the references therein to “20%” shall be replaced by “80%”) made by a third party which was not solicited by DENTSPLY or Sirona or any of their respective Representatives and which, in the good faith judgment of the DENTSPLY Board or the Sirona Board, as applicable, and after consultation with its outside financial and legal advisors, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, including the financing terms thereof, and the third party making such Competing Proposal (A) if accepted, is reasonably likely to be consummated, (B) if consummated, would result in a transaction that is more favorable to DENTSPLY’s shareholders or Sirona’s shareholders, as applicable, from a financial point of view, than the Merger and the other Transactions contemplated hereby (after giving effect to all adjustments or modifications to the terms thereof which may be agreed in writing

72

to be made by the other party (including pursuant to Section 5.4(b))) and (C) if a cash transaction (in whole or in part), financing for which is then fully committed or reasonably determined to be available.

5.5          Access to Information; Confidentiality.

(a)          Upon reasonable notice, each of DENTSPLY and Sirona shall (and shall cause their respective Subsidiaries and Representatives to) afford to the other party and its Representatives reasonable access during normal business hours, during the period prior to the Effective Time, to all its properties, books, Contracts and records and its officers, employees and Representatives and, during such period, each of DENTSPLY and Sirona shall (and shall cause its Subsidiaries and Representatives to) furnish promptly to the other party (i) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the requirements of applicable securities Laws (other than reports or documents which such party is not permitted to disclose under applicable Law) and (ii) consistent with its obligations under applicable Law, all other information concerning its business, properties and personnel as the other party may reasonably request; provided, however, none of DENTSPLY or Sirona or any of their respective Subsidiaries or Representatives shall be required to provide access to or disclose information where such information or access would, in the reasonable judgment of such party, (x) breach any agreement with any third party, (y) constitute a waiver of the attorney-client or other privilege held by such party or (z) otherwise violate any applicable Law. In the event any of the restrictions in clauses (x) through (z) of the foregoing sentence shall apply, the parties shall advise the other party of the subject matter of any such information that cannot be disclosed and shall use their reasonable best efforts to make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws. Any such information provided pursuant to this Section 5.5 shall be held in confidence to the extent required by, and in accordance with, the provisions of that certain Confidentiality Agreement, dated June 10, 2015 (the “Confidentiality Agreement”), between DENTSPLY and Sirona, which Confidentiality Agreement shall remain in full force and effect.

(b)          No investigation by any of the parties or their respective Representatives or information provided, made available or delivered pursuant to this Agreement shall affect the representations, warranties, covenants or agreements of any other party set forth herein.

5.6          Appropriate Action.

(a)          Sirona, Merger Sub and DENTSPLY shall use their reasonable best efforts to take or cause to be taken all appropriate action, and to do, or cause to be done, all things necessary to consummate and make effective the transactions contemplated under this Agreement, including using their reasonable best efforts to obtain, or cause to be obtained, all waivers, permits, consents, approvals, authorizations, qualifications and orders of all Governmental Entities and parties to Contracts with Sirona, DENTSPLY or any of their respective Subsidiaries that may be or become necessary for the performance of obligations pursuant to this Agreement and the consummation of the transactions contemplated hereby. The parties shall cooperate and assist one another in good faith (i) in connection with all actions to be

73

taken pursuant to this Section 5.6(a), including the preparation and making of the filings referred to herein and, if requested, amending or furnishing additional information thereunder, and (ii) in seeking, as promptly as reasonably practicable, to obtain all such waivers, permits, consents, approvals, authorizations, qualifications and orders. Upon the terms and subject to the conditions set forth in this Agreement, each party agrees to make any filings required to be made pursuant to the HSR Act, the EU Merger Regulation or other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar applicable Laws with respect to the Transactions as promptly as reasonably practicable and to supply as promptly as reasonably practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested by such Governmental Entities pursuant to the HSR Act, the EU Merger Regulation or such other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar Laws. All such antitrust filings to be made shall be made in substantial compliance with the requirements of the HSR Act, the EU Merger Regulation and such other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar Laws, as applicable.

(b)          In furtherance, and without limiting the generality, of the foregoing, the parties shall use their reasonable best efforts to (i) cooperate with and assist each other in good faith to (A) determine, as promptly as reasonably practicable, which filings are required to be made pursuant to the HSR Act, the EU Merger Regulation or other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar Laws with respect to the Transactions, (B) provide or cause to be provided as promptly as reasonably practicable to the other party all necessary information and assistance as any Governmental Entity may from time to time require of such party in connection with obtaining the relevant waivers, permits, consents, approvals, authorizations, qualifications, Orders or expiration of waiting periods in relation to such filings or in connection with any other review or investigation of the Transactions by a Governmental Entity pursuant to the HSR Act, the EU Merger Regulation or other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar Laws and (C) provide or cause to be provided as promptly as reasonably practicable all assistance and cooperation to allow the other party to prepare and submit any such filings or submissions required to be submitted under the HSR Act, the EU Merger Regulation or other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar Laws, including providing to the other party any information that the other party may from time to time require for the purpose of any filing with, notification to, application with, or request for further information made by, any Governmental Entity in respect of any such filing and (ii) (A) cooperate with and assist each other in good faith to devise and implement a joint strategy for making such filings, including the timing thereof, and for obtaining any related antitrust, competition, fair trade or similar clearances, (B) consult in advance with the other party and in good faith take the other party's views into account regarding the overall strategic direction of obtaining such antitrust, competition, fair trade or similar clearances and (C) consult with the other party prior to taking any material substantive position in any written submissions or, to the extent practicable, in any discussions with Governmental Entities with respect to such antitrust, competition, fair trade or similar clearances, including any position as to a Divestiture. To the extent permitted by applicable Law, each party shall permit the other party to review and discuss in advance, and shall consider in good faith the views of the other party in connection with, any analyses, presentations, memoranda, briefs, written arguments, opinions, written

74

proposals or other materials to be submitted to the Governmental Entities. To the extent permitted by applicable Law, each party shall keep the other apprised of the material content and status of any material communications with, and material communications from, any Governmental Entity with respect to the Transactions, including promptly notifying the other party of any material communication it receives from any Governmental Entity relating to any review or investigation of the Transactions under the HSR Act, the EU Merger Regulation or other applicable foreign, federal, state or supranational antitrust, competition, fair trade or similar Laws. To the extent permitted by applicable Law, the parties shall, and shall use their reasonable best efforts to cause their respective affiliates to use their reasonable best efforts to, provide each other with copies of all material correspondence, filings or communications between them or any of their respective Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the Transactions; provided, however, that materials may be redacted (1) to remove references concerning the valuation of DENTSPLY and its Subsidiaries or Sirona and its Subsidiaries, as applicable; (2) as necessary to comply with any Contract or Laws; and (3) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(c)          Subject to the penultimate sentence of this Section 5.6(c), Sirona and DENTSPLY shall, and shall cause each of their respective Subsidiaries to, take any and all steps necessary to obtain approval of the consummation of the Transactions by any antitrust or competition Governmental Entity, including taking all steps necessary to avoid or eliminate each and every legal impediment under any applicable state, federal, foreign or supranational antitrust, competition, fair trade or similar Law that may be asserted by any antitrust or competition Governmental Entity so as to enable the parties hereto to close the Transactions as promptly as reasonably practicable, and in any event prior to the Outside Date, including proposing, negotiating, accepting, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture or disposition of their Subsidiaries, assets, properties or businesses, the entrance into, or the amendment, modification or termination of, any Contracts or other arrangements, and other remedies in order to obtain such approvals and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Law in any suit or other action, arbitration, or litigation, which could otherwise have the effect of delaying beyond the Outside Date or preventing the consummation of any of the Transactions. In addition, Sirona and DENTSPLY shall, and shall cause each of their respective Subsidiaries to, defend through litigation on the merits so as to enable the parties to close the Transactions as promptly as reasonably practicable (and in any event prior to the Outside Date) any claim asserted in court or an administrative or other tribunal by any antitrust or competition Governmental Entity under applicable antitrust, competition, fair trade or similar Law in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) or other Law that could prevent or delay beyond the Outside Date the Closing from occurring; provided, however, that, for the avoidance of doubt, such litigation shall in no way limit the obligations of the parties to comply with their obligations under the terms of this Section 5.6. Sirona and DENTSPLY shall jointly direct and control any such litigation with counsel of their own choosing. Notwithstanding the foregoing or any other provision of this Agreement, neither Sirona nor DENTSPLY nor any of their respective Subsidiaries and affiliates shall be required to agree to any sale, transfer, license, separate holding, divestiture or other disposition of, or to any prohibition of or any limitation on the

75

acquisition, ownership, operation, effective control or exercise of full rights of ownership, or other modification of rights in respect of, any material assets or businesses, or otherwise modify any material business practice or contractual relationship (each, a “Divestiture”). In the event of any conflict between subsections (a), (b) or (c) of this Section 5.6, the provisions of this Section 5.6(c) shall, with respect to the matters addressed in this Section 5.6(c), supersede the provisions of subsection (a) and (b) of this Section 5.6.

(d)          Each party shall, and shall cause its respective Subsidiaries to, respond as promptly as reasonably practicable to any inquiries or requests for information and documentary material received from any Governmental Entity in connection with any antitrust or competition matters related to this Agreement and the transactions contemplated hereby.

5.7          Certain Notices. Each party shall give prompt notice to the other parties if any of the following occur after the date of this Agreement: (a) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such Person is or may be required in connection with the Transactions; (b) receipt of any notice or other communication from any Governmental Entity or the NASDAQ (or any other securities market) in connection with the Transactions; or (c) such party becoming aware of the occurrence of an event that could prevent or delay beyond the Outside Date the consummation of the Transactions or that would reasonably be expected to result in any of the conditions to the Merger set forth in Article 6 not being satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice. Sirona and DENTSPLY shall promptly provide, to the extent not publicly available, the other party with copies of all filings made by such party with any Governmental Entity in connection with the Transactions.

5.8          Public Announcements. Each party agrees that no public release or announcement concerning the Transactions shall be issued by any party without the prior written consent of DENTSPLY and Sirona (which consent shall not be unreasonably withheld, conditioned or delayed), except to the extent such release or announcement may be required by applicable Law or the rules or regulations of any applicable securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance. DENTSPLY and Sirona agree that the press release announcing the execution and delivery of this Agreement shall be a joint release in the form heretofore agreed by the parties. In addition, subject to the right of the DENTSPLY Board to make a DENTSPLY Adverse Recommendation Change or the Sirona Board to make a Sirona Adverse Recommendation Change, in each case in accordance with and subject to the terms and conditions of Section 5.4, DENTSPLY and Sirona agree to cause their respective directors and officers to refrain from taking any position in any public statement that is (a) contrary to the positions previously taken by Sirona and DENTSPLY with respect to this Agreement and the Transactions, including the Merger, or (b) reasonably likely to have a material adverse impact on the ability of the parties hereto to consummate the Transactions.

76

5.9          Indemnification.

(a)          From and after the Effective Time, DENTSPLY shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless, and shall advance expenses as incurred, to the fullest extent permitted under (i) applicable Law, (ii) DENTSPLY’s and Sirona’s organizational documents in effect as of the date of this Agreement and (iii) any Contract of DENTSPLY, Sirona or any of their respective Subsidiaries in effect as of the date of this Agreement, each present and former director and officer of DENTSPLY, Sirona and any of their respective Subsidiaries (in each case, when acting in such capacity) (each, an “Indemnitee” and, collectively, the “Indemnitees”) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including in connection with this Agreement or the Transactions.

(b)          DENTSPLY agrees that all rights to exculpation, indemnification or advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring prior to the Effective Time (including in connection with this Agreement or the Transactions) now existing in favor of an Indemnitee as provided in its certificate of incorporation, bylaws or other organizational documents shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six (6) years from the Effective Time, DENTSPLY shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the organizational documents of DENTSPLY, Sirona or any of their respective Subsidiaries in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors or officers of DENTSPLY, Sirona or any of their respective Subsidiaries; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such Proceeding.

(c)          For six (6) years from and after the Effective Time, DENTSPLY shall maintain for the benefit of the Indemnitees, a D&O insurance policy that provides coverage for events occurring prior to the Closing Date (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policy of Sirona, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that DENTSPLY shall not be required to pay an annual premium for the D&O Insurance in excess of 250% of the last annual premium paid by Sirona prior to the date of this Agreement (it being understood and agreed that, in the event that the requisite coverage is not available for an annual premium less than or equal to 250% of such last annual premium, DENTSPLY shall nevertheless be obligated to provide such coverage as may be obtained for 250% of such last annual premium). The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” policies have been obtained prior to the Effective Time, which policies provide such directors and officers with coverage for

77

an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the Transactions.

(d)          In the event that either DENTSPLY or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each case, DENTSPLY shall, and shall cause the Surviving Corporation to, cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 5.9.

(e)          The provisions of this Section 5.9 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under DENTSPLY’s, Sirona’s or any of their respective Subsidiaries’ organizational documents in effect as of the date of this Agreement or in any Contract of DENTSPLY, Sirona or any of their respective Subsidiaries in effect as of the date of this Agreement. The obligations of DENTSPLY and the Surviving Corporation under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.9 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9).

(f)          Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to DENTSPLY, Sirona or any of their respective Subsidiaries for any of their respective directors or officers, it being understood and agreed that the indemnification provided for in this Section 5.9 is not prior to or in substitution for any such claims under such policies.

5.10        Financing Matters. Between the date hereof and the Closing Date, each of Sirona and DENTSPLY shall, and shall cause its Subsidiaries to, use reasonable best efforts (a) to obtain all necessary waivers, consents, amendments or approvals with respect to their respective Contracts relating to indebtedness for borrowed money, to the extent that the consummation of the transactions contemplated by this Agreement would result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to any notification or consent requirement or any right of termination, cancellation or acceleration of any obligation, or to loss of a material benefit under, such Contracts relating to indebtedness for borrowed money, (b) to refinance, renew or replace the indebtedness under such Contracts on terms mutually agreeable to Sirona and DENTSPLY, provided that the transactions contemplated by this Agreement would not result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to any notification or consent requirement or any right of termination, cancellation or acceleration of any obligation, or to loss of a material benefit under, any Contract under which such indebtedness is refinanced, renewed or replaced or (c) to the extent that the waivers, consents, amendments or approvals contemplated by clause (a) are not obtained and

78

such indebtedness is not refinanced, renewed or replaced as contemplated by clause (b), to ensure that sufficient cash is available for the prompt payment in full of any indebtedness under any such Contract and termination of any such Contract, in each case at or prior to the Closing Date. In addition, between the date hereof and the Closing Date, each of Sirona and DENTSPLY shall, and shall cause its Subsidiaries to, use reasonable best efforts to cooperate to develop an optimal global financing structure for DENTSPLY and its Subsidiaries from and after the Closing, and to reasonably cooperate in connection with the arrangement of such financing.

5.11        Stock Exchange Listing. DENTSPLY and Sirona shall use their reasonable best efforts to cause the shares of DENTSPLY Common Stock to be issued in connection with the Merger (including shares of DENTSPLY Common Stock to be reserved upon exercise of DENTSPLY Stock Options or vesting of DENTSPLY RSUs) to be listed on the NASDAQ (or such other stock exchange as may be mutually agreed upon by DENTSPLY and Sirona), subject to official notice of issuance, prior to the Effective Time.

5.12        Section 16 Matters. Prior to the Effective Time, DENTSPLY and Sirona shall take all such steps as may be required to cause any dispositions of Sirona Common Stock (including derivative securities with respect to Sirona Common Stock) or acquisitions of DENTSPLY Common Stock (including derivative securities with respect to DENTSPLY Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to DENTSPLY or Sirona, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.13        Shareholder Litigation. Each of DENTSPLY and Sirona shall provide the other party the opportunity to participate in the defense of any litigation brought by shareholders of DENTSPLY or shareholders of Sirona or in the name of DENTSPLY or Sirona against DENTSPLY or Sirona, as applicable, and/or their respective directors relating to the Transactions contemplated by this Agreement, including the Merger; provided, however, that no party shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any litigation arising or resulting from the Transactions contemplated by this Agreement, or consent to the same, without the prior written consent of the other party (not be unreasonably withheld, conditioned or delayed).

5.14        Tax Matters.

(a)          Notwithstanding anything herein to the contrary, none of Sirona, DENTSPLY or Merger Sub shall take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Both prior to and following the Effective Time, Sirona and DENTSPLY shall use their reasonable best efforts, and shall cause their respective Subsidiaries to use their reasonable best efforts, to take or cause to be taken any action necessary for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), including (i) reasonably refraining from any action that such party knows, or is reasonably expected to know, is reasonably likely to prevent the Intended Tax Treatment and (ii) using its reasonable best efforts to obtain the opinions referred to in Sections 7.02(d) and 7.03(d), and any tax opinions required to be filed with the SEC in connection with the filing of the Form S-4, including by executing customary letters of

79

representation. This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) and 1.368-3(a). Each of DENTSPLY and Sirona shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and shall not take any position inconsistent with such treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)          As soon as reasonably practicable after the date of this Agreement, DENTSPLY shall deliver to Sirona a copy of the proposed form of the DENTSPLY Tax Opinion together with all letters or certificates that form the basis therefor (collectively, the “DENTSPLY Tax Opinion Materials”). Sirona shall be entitled to a reasonable amount of time to provide DENTSPLY with written comments on the DENTSPLY Tax Opinion Materials. DENTSPLY shall furnish Sirona with a copy of the final DENTSPLY Tax Opinion Materials.

(c)          As soon as reasonably practicable after the date of this Agreement, Sirona shall deliver to DENTSPLY a copy of the proposed form of the Sirona Tax Opinion together with all letters or certificates that form the basis therefor (collectively, the “Sirona Tax Opinion Materials”). DENTSPLY shall be entitled to a reasonable amount of time to provide Sirona with written comments on the Sirona Tax Opinion Materials. Sirona shall furnish DENTSPLY with a copy of the final Sirona Tax Opinion Materials.

(d)          If following the date of this Agreement and prior to five (5) Business Days before the reasonably anticipated Closing Date DENTSPLY and Sirona determine that the conditions set forth in Section 6.2(d) and Section 6.3(d) cannot be satisfied and have not been waived, the parties hereto may mutually determine to alter the structure of the business combination between DENTSPLY and Sirona contemplated by this Agreement, by consummating a second-step merger of the Surviving Corporation with and into a Delaware limited liability company wholly-owned by DENTSPLY that is disregarded as an entity separate from its owner for U.S. federal income tax purposes in accordance with Delaware Law immediately following the Merger (such second-step merger, the “Second Merger”); provided, however, that (i) such wholly-owned disregarded limited liability company shall become a party to, and shall become bound by, the terms of this Agreement and (ii) any action taken pursuant to this Section 5.14(d) shall not (unless consented to in writing by Sirona and DENTSPLY prior to the Closing) (x) alter or change the Merger Consideration or any other terms set forth in Article 1 or Article 2 or (y) otherwise cause any closing condition set forth in Article 6 not to be capable of being satisfied (unless duly waived by the party entitled to the benefits thereof). If the Second Merger occurs, references to the Merger in the fifth Recital, Section 1.8, Section 3.15(b), Section 4.15(b), Section 5.1(t), Section 5.2(t), Section 5.14, Section 6.2(d) and Section 6.3(d) shall be deemed to be references to the Merger and the Second Merger, taken together as one integrated transaction for U.S. federal income tax purposes.

5.15        Employee Matters.

(a)          At and following the Effective Time, DENTSPLY will and will cause its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to honor all obligations under the Sirona Benefit Plans, DENTSPLY Benefit Plans and applicable collective bargaining agreements, agreements with a works council and labor contracts in accordance with

80

their terms as in effect immediately before the Effective Time; provided, that nothing in this Section 5.15(a) is intended to prevent DENTSPLY from causing them to be enforced in accordance with their terms, including any reserved right to amend, modify, suspend, revoke or terminate them.

(b)          At the Effective Time, it shall be the intent of Sirona and DENTSPLY that, subject to obligations under applicable Law and applicable collective bargaining agreements, agreements with a works council and labor contracts, (i) any reductions in the employee work force of DENTSPLY and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) shall be made on a fair and equitable basis in light of the circumstances and the objectives to be achieved, giving consideration to previous work history, job experience and qualifications, without regard to whether employment prior to the Effective Time was with Sirona and its Subsidiaries or DENTSPLY and its Subsidiaries, and any employee whose employment is terminated or job is eliminated by DENTSPLY or its Subsidiaries (including the Surviving Corporation and its Subsidiaries) after the Effective Time shall be entitled to participate on a fair and equitable basis in the job opportunity and employment placement programs offered by DENTSPLY and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) for which the employee is eligible and (ii) employees shall be entitled to participate in all job training, career development and educational programs of DENTSPLY and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) for which they are eligible, and shall be entitled to fair and equitable consideration in connection with any job opportunities with DENTSPLY and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), in each case without regard to whether employment prior to the Effective Time was with Sirona and its Subsidiaries or DENTSPLY and its Subsidiaries.

(c)          Subject to their obligations under applicable Law and applicable collective bargaining agreements, agreements with a works council and labor contracts, DENTSPLY will and will cause its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to give credit under each of their respective employee benefit plans, programs and arrangements to employees for all service prior to the Effective Time with Sirona or DENTSPLY or their respective Subsidiaries, as applicable, or any predecessor employer (to the extent that such credit was given by Sirona or DENTSPLY or any of their respective Subsidiaries, as applicable) for all purposes for which such service was taken into account or recognized by Sirona or DENTSPLY or their respective Subsidiaries, as applicable, but not to the extent crediting such service would result in duplication of benefits.

(d)          Without limiting the generality of Section 8.9, this Section 5.15 shall be binding upon and inure solely to the benefit of the parties to this Agreement, and nothing in this Section 5.15, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.15. Nothing in this Agreement, express or implied, is or shall be construed to establish, amend or modify any Sirona Benefit Plan, DENTSPLY Benefit Plan or other employee or director compensation or benefit plan. The parties to this Agreement acknowledge and agree that the terms set forth in this Section 5.15 shall not create any right in any employee of Sirona, DENTSPLY, the Surviving Corporation or their respective Subsidiaries or any other Person to any continued employment

81

with Sirona, DENTSPLY, the Surviving Corporation or their respective Subsidiaries or any right to compensation or benefits of any nature or kind whatsoever.

5.16        Cooperation. Each of DENTSPLY and Sirona will, and will cause each of its respective Subsidiaries and Representatives to, use its reasonable best efforts, subject to applicable Laws, to cooperate with the other party in connection with planning the integration of the business operations of DENTSPLY and Sirona and their respective Subsidiaries.

ARTICLE 6

Conditions to Consummation of the Merger

6.1          Conditions to Obligations of Each Party Under This Agreement. The obligations of DENTSPLY, Sirona, and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a)          Shareholder Approvals. Sirona shall have obtained the Sirona Shareholder Approval, and DENTSPLY shall have obtained the DENTSPLY Shareholder Approval.

(b)          NASDAQ Listing. The shares of DENTSPLY Common Stock issuable to the shareholders of Sirona pursuant to this Agreement shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

(c)          Statutes and Injunctions. No Law or Order shall have been promulgated, entered, enforced, enacted or issued or shall be deemed to be applicable to the Merger by any Governmental Entity (whether temporary, preliminary or permanent) which prohibits, restrains or makes illegal the consummation of the Merger and shall continue in effect.

(d)          Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order.

(e)          HSR Act; EU Merger Regulation; Other Competition Authority Approvals. (i) Any applicable waiting period, together with any extensions thereof, under the HSR Act shall have expired or been terminated; (ii) the approval of the European Commission of the Transactions shall have been obtained pursuant to the EU Merger Regulation (or the approval by those national competition authorities in the European Union that have jurisdiction as a result of a referral of the Transactions under the EU Merger Regulation); (iii) the other antitrust, competition, investment, trade regulation or similar approvals set forth in Section 6.1(e) of the DENTSPLY Disclosure Schedule and Section 6.1(e) of the Sirona Disclosure Schedule shall have been obtained and shall be in effect and, if applicable, the waiting period, together with any extensions thereof, or mandated filings thereunder shall have expired, been terminated or been made, as applicable and (iv) any other antitrust, competition, investment, trade regulation or similar approvals that are required under Law to have been obtained prior to Closing shall have been obtained.

82

6.2          Conditions to Obligations of DENTSPLY and Merger Sub Under This Agreement. The obligations of DENTSPLY and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a)          The representations and warranties of Sirona set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any materiality or Sirona Material Adverse Effect qualifiers therein), as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Sirona Material Adverse Effect; provided, that (i) the representations and warranties set forth in Section 3.1 (Corporation Organization), Section 3.2 (Sirona Capitalization), Section 3.3 (Authority; Execution and Delivery; Enforceability), Section 3.19 (Broker’s Fees) and Section 3.20 (Opinion of Financial Advisor) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (ii) the representation and warranty set forth in clause (b) of the first sentence of Section 3.6 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and of such date. DENTSPLY shall have received a certificate validly executed and signed on behalf of Sirona by an executive officer of Sirona certifying that this condition has been satisfied.

(b)          Sirona shall have performed or complied with all of the material covenants and agreements required by this Agreement to be performed or complied with by it in all material respects and DENTSPLY shall have received a certificate validly executed and signed on behalf of Sirona by an executive officer of Sirona certifying that this condition has been satisfied.

(c)          No change, event, development, condition, occurrence or effect shall have occurred, arisen or become known since the date of this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a Sirona Material Adverse Effect.

(d)          DENTSPLY shall have (i) received a written tax opinion from Skadden, Arps, Slate, Meagher & Flom, LLP, counsel to DENTSPLY, dated as of the Closing Date, in form and substance reasonably satisfactory to DENTSPLY and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “DENTSPLY Tax Opinion”) and (ii) a copy of the Sirona Tax Opinion. Such counsel shall be entitled to rely upon customary representation letters from each of Sirona and DENTSPLY (or any other relevant parties), in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

83

6.3          Conditions to Obligations of Sirona Under This Agreement. The obligation of Sirona to consummate the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a)          The representations and warranties of DENTSPLY and Merger Sub set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any materiality or DENTSPLY Material Adverse Effect qualifiers therein), as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had, and would not reasonably be expected to have, a DENTSPLY Material Adverse Effect; provided, that (i) the representations and warranties set forth in in Section 4.1 (Corporate Organization), Section 4.2 (DENTSPLY Capitalization), Section 4.3 (Authority; Execution and Delivery; Enforceability), Section 4.19 (Broker’s Fees), Section 4.20 (Opinion of Financial Advisor) and Section 4.23 (Merger Sub) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (ii) the representation and warranty set forth in clause (b) of the first sentence of Section 4.6 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and of such date. Sirona shall have received a certificate validly executed and signed on behalf of DENTSPLY by an executive officer of DENTSPLY certifying that this condition has been satisfied.

(b)          DENTSPLY and Merger Sub shall have performed or complied with, as applicable, all of the material covenants and agreements required by this Agreement to be performed or complied with by it in all material respects and Sirona shall have received a certificate validly executed and signed on behalf of DENTSPLY by an executive officer of DENTSPLY certifying that this condition has been satisfied.

(c)          No change, event, development, condition, occurrence or effect shall have occurred, arisen or become known since the date of this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a DENTSPLY Material Adverse Effect.

(d)          Sirona shall have received (i) a written tax opinion from Latham & Watkins LLP, counsel to Sirona, dated as of the Closing Date, in form and substance reasonably satisfactory to Sirona and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Sirona Tax Opinion”) and (ii) a copy of the DENTSPLY Tax Opinion. Such counsel shall be entitled to rely upon customary representation letters from each of Sirona and DENTSPLY (or any other relevant parties), in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion.

84

ARTICLE 7

Termination, Amendment and Waiver

7.1          Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after the DENTSPLY Shareholder Approval or the Sirona Shareholder Approval:

(a)          By mutual written consent of DENTSPLY and Sirona;

(b)          By either DENTSPLY or Sirona:

(i) if any Law or final and non-appealable Order shall have been promulgated, entered, enforced, enacted or issued or shall be deemed to be applicable to the Merger by any Governmental Entity of competent jurisdiction which permanently prohibits, restrains or makes illegal the consummation of the Merger; provided, that the right to terminate the Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement is the primary cause of, or resulted in, the enactment or issuance of any such Law or Order;

(ii) if the Transactions shall not have been consummated by the six (6) month anniversary of the date of this Agreement whether such date is before or after the date of the DENTSPLY Shareholder Approval and the Sirona Shareholder Approval; provided, that in the event that, as of the six (6) month anniversary of the date of this Agreement, all conditions to Closing set forth in Article 6 have been satisfied or waived (other than such conditions that by their terms are satisfied at the Closing) other than the conditions set forth in Section 6.1(e) or Section 6.1(c) (solely with respect to the matters addressed in Section 6.1(e)), the termination date may be extended from time to time by either DENTSPLY or Sirona for up to an aggregate extension of nine (9) months (such date, including any such permitted extensions thereof, the “Outside Date”) and provided, further, that the right to terminate the Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any party whose failure to perform any of its obligations under this Agreement is the primary cause of, or resulted in, the failure of the Transactions to be consummated by such time;

(iii) if the DENTSPLY Shareholder Approval shall not have been obtained upon a vote taken thereon at the DENTSPLY Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(iii) shall not be available to DENTSPLY if DENTSPLY’s failure to perform any of its obligations under this Agreement is the primary cause of, or resulted in, the failure to obtain the DENTSPLY Shareholder Approval; or

(iv) if the Sirona Shareholder Approval shall not have been obtained upon a vote taken thereon at the Sirona Shareholders Meeting duly

85

convened therefor or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(iv) shall not be available to Sirona if Sirona’s failure to perform any of its obligations under this Agreement is the primary cause of, or resulted in, the failure to obtain the Sirona Shareholder Approval;

(c)          By Sirona:

(i)  if DENTSPLY shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by DENTSPLY prior to the Outside Date or otherwise is not cured by the earlier of (x) twenty (20) Business Days following written notice to DENTSPLY by Sirona of such breach or (y) the Business Day prior to the Outside Date and (B) would result in a failure of any condition set forth in Section 6.3(a) or Section 6.3(b);

(ii) if DENTSPLY shall have breached in any material respect any of its obligations under Section 5.4; or

(iii) if the DENTSPLY Board has effected a DENTSPLY Adverse Recommendation Change; or

(d)          By DENTSPLY:

(i)  if Sirona shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by Sirona prior to the Outside Date or otherwise is not cured by the earlier of (x) twenty (20) Business Days following written notice to Sirona by DENTSPLY of such breach or (y) the Business Day prior to the Outside Date and (B) would result in a failure of any condition set forth in Section 6.2(a) or Section 6.2(b);

(ii) if Sirona shall have breached in any material respect any of its obligations under Section 5.4; or

(iii) if the Sirona Board has effected a Sirona Adverse Recommendation Change.

7.2          Effect of Termination. In the event of the valid termination of this Agreement by either DENTSPLY or Sirona as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating party to the other party specifying the provision hereof pursuant to which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of DENTSPLY, Sirona or Merger Sub, other than this Section 7.2, Section 7.3 and Article 8, which provisions shall survive such termination; provided, that nothing herein shall relieve any party for any liability for Willful Breach or fraud. No termination of this Agreement shall affect the

86

obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive the termination of this Agreement in accordance with their terms.

7.3         Termination Fee; Expenses.

(a)          Except as otherwise provided in this Section 7.3 and except for (i) the expenses in connection with printing and mailing the Joint Proxy Statement and the Form S-4 required in connection with the actions specified in Section 5.3, (ii) all SEC filing fees relating to the Transactions and (iii) the fees in connection with the approvals required under Section 6.1(e) related to the Transactions (each of which fees and expenses shall be borne, in each case, equally by DENTSPLY and Sirona), all fees and expenses incurred by the parties shall be borne solely by the party that has incurred such fees and expenses.

(b)          DENTSPLY shall pay to Sirona $280 million (the “DENTSPLY Termination Fee”) if this Agreement is terminated as follows:

(i)  if this Agreement is terminated pursuant to Section 7.1(c)(ii), or Section 7.1(c)(iii), then DENTSPLY shall pay the entire DENTSPLY Termination Fee (to the extent not previously paid) on the second Business Day following such termination; and

(ii) (x)   if this Agreement is terminated (A) pursuant to Section 7.1(b)(iii), (B) pursuant to Section 7.1(c)(i) or (C) pursuant to Section 7.1(b)(ii) without a vote of the shareholders of DENTSPLY contemplated by this Agreement at the DENTSPLY Shareholders Meeting having occurred, and in any such case a Competing Proposal shall have been publicly announced or otherwise communicated to the DENTSPLY Board at any time after the date of this Agreement and prior to the date of the taking of the vote of the shareholders of DENTSPLY contemplated by this Agreement at the DENTSPLY Shareholders Meeting, in the case of clause (A), or the date of termination, in the case of clauses (B) and (C), and (y) if within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or DENTSPLY enters into a definitive agreement in respect of a Competing Proposal, then DENTSPLY shall pay the DENTSPLY Termination Fee (less any Expenses previously paid to Sirona pursuant to Section 7.3(c)) on the second Business Day following the earlier of the date DENTSPLY enters into a definitive agreement in respect of or consummates such transaction; provided, that, solely for purposes of this Section 7.3(b)(ii), the term “Competing Proposal” shall have the meaning ascribed thereto in Section 5.4(g)(i), except that all references to 20% shall be changed to 50%.

Any DENTSPLY Termination Fee due under this Section 7.3(b) shall be paid by wire transfer of immediately available funds.

(c)          DENTSPLY shall pay to Sirona its Expenses in an amount not to exceed $15 million, if this Agreement is terminated (i) pursuant to Section 7.1(b)(iii) (except if, prior to such termination, the Sirona Shareholder Approval was not obtained upon a vote taken

87

thereon at the Sirona Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof) or (ii) pursuant to Section 7.1(c)(i). Any Expenses of Sirona due under this Section 7.3(c) shall be paid by wire transfer of immediately available funds no later than two Business Days after DENTSPLY’s receipt from Sirona of an itemized statement identifying such Expenses.

(d)          Sirona shall pay to DENTSPLY $205 million (the “Sirona Termination Fee”) if this Agreement is terminated as follows:

(i)  if this Agreement is terminated pursuant to Section 7.1(d)(ii) or Section 7.1(d)(iii), then Sirona shall pay the entire Sirona Termination Fee (to the extent not previously paid) on the second Business Day following such termination; and

(ii) (x) if this Agreement is terminated (A) pursuant to Section 7.1(b)(iv), (B) pursuant to Section 7.1(d)(i) or (C) pursuant to Section 7.1(b)(ii) without a vote of the shareholders of Sirona contemplated by this Agreement at the Sirona Shareholders Meeting having occurred, and in any such case a Competing Proposal shall have been publicly announced or otherwise communicated to the Sirona Board at any time after the date of this Agreement and prior to the date of the taking of the vote of the shareholders of Sirona contemplated by this Agreement at the Sirona Shareholders Meeting, in the case of clause (A), or the date of termination, in the case of clauses (B) or (C), and (y) if within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or DENTSPLY enters into a definitive agreement in respect of a Competing Proposal, then Sirona shall pay the Sirona Termination Fee (less any Expenses previously paid to DENTSPLY pursuant to Section 7.3(e)) on the second Business Day following the earlier of the date Sirona enters into a definitive agreement in respect of or consummates such transaction; provided, that, solely for purposes of this Section 7.3(d)(ii), the term “Competing Proposal” shall have the meaning ascribed thereto in Section 5.4(g)(i), except that all references to 20% shall be changed to 50%.

Any Sirona Termination Fee due under this Section 7.3(d) shall be paid by wire transfer of immediately available funds.

(e)          Sirona shall pay to DENTSPLY its Expenses in an amount not to exceed $15 million if this Agreement is terminated (i) pursuant to Section 7.1(b)(iv) (except if, prior to such termination, the DENTSPLY Shareholder Approval was not obtained upon a vote taken thereon at the DENTSPLY Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof) or (ii) pursuant to Section 7.1(d)(i). Any Expenses of DENTSPLY due under this Section 7.3(e) shall be paid by wire transfer of immediately available funds no later than two Business Days after Sirona’s receipt from DENTSPLY of an itemized statement identifying such Expenses.

(f)          The parties each agree that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, the

88

parties would not enter into this Agreement. Accordingly, if a party fails to pay any amounts due under this Section 7.3 and, in order to obtain such payment, Sirona or DENTSPLY, as the case may be, commences a suit that results in a judgment against such party for such amounts, such party shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate equal to the prime rate published in the Wall Street Journal for the relevant period, together with the costs and expenses of the other party (including reasonable legal fees and expenses) in connection with such suit. Notwithstanding anything to the contrary in this Agreement, in the event that the DENTSPLY Termination Fee or the Sirona Termination Fee is payable and actually paid to DENTSPLY or Sirona in accordance with this Section 7.3, payment of such DENTSPLY Termination Fee or Sirona Termination Fee, as applicable, shall be the sole and exclusive remedy of the non-terminating party and its affiliates against any other party or such other party’s shareholders, directors, officers, affiliates and other Representatives, for any loss or damage based upon, arising out of or relating to this Agreement or the negotiation, execution or performance hereof or the Transactions contemplated hereby, except in the case of Willful Breach or fraud. Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the DENTSPLY Termination Fee or the Sirona Termination Fee, expanding the circumstances in which the DENTSPLY Termination Fee or the Sirona Termination Fee, as applicable, is to be paid or restricting or modifying the other rights of any party hereunder, in the event of the valid termination of this Agreement under circumstances in which the DENTSPLY Termination Fee or the Sirona Termination Fee is payable pursuant to this Section 7.3, it is agreed that each of the DENTSPLY Termination Fee and the Sirona Termination Fee is liquidated damages, and not a penalty, and the payment thereof in such circumstances is supported by due and sufficient consideration; provided, that no payment of a DENTSPLY Termination Fee or a Sirona Termination Fee shall be considered in lieu of, or a replacement or substitution for, damages incurred in the event of any Willful Breach or fraud.

7.4         Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the DENTSPLY Shareholder Approval or the Sirona Shareholder Approval has been obtained; provided, that after the DENTSPLY Shareholder Approval or the Sirona Shareholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the shareholders of DENTSPLY or shareholders of Sirona without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

7.5         Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions of the other parties contained herein; provided, that after the DENTSPLY Shareholder Approval or the Sirona Shareholder Approval

89

has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of DENTSPLY or shareholders of Sirona, as applicable, without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE 8
General Provisions

8.1         Non-Survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

8.2         Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (b) on the fifth Business Day after dispatch by registered or certified mail, (c) on the next Business Day if transmitted by national overnight courier or (d) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case as follows:

If to Sirona, addressed to it at:

Sirona Dental Systems, Inc.

30-30 47th Avenue, Suite 500

Long Island City, New York 11101

Tel: (718) 482-2011

Fax: (718) 482-2323

Attention: Secretary and General Counsel

Email: jonathan.friedman@sirona.com

90

with a copy to (for information purposes only):

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, Illinois 60611

Tel: (312) 876-7700

Fax: (312) 993-9767

Attention: Mark D. Gerstein

   Bradley C. Faris

Email: mark.gerstein@lw.com

            bradley.faris@lw.com

If to DENTSPLY or Merger Sub, addressed to it at:

DENTSPLY International Inc.

221 W. Philadelphia St., Suite 60W

York, Pennsylvania 17401

Tel: (717) 845-7511

Fax: (717) 849-4753

Attention: General Counsel

Email: CorporateSecretary@dentsply.com

with a copy to (for information purposes only):

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, DC 20005

Tel: (202) 371-7000

Fax: (202) 393-5760

Attention: Michael P. Rogan

   Pankaj K. Sinha

Email: michael.rogan@skadden.com

            pankaj.sinha@skadden.com

8.3           Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and standstill provisions that are no less favorable in the aggregate to DENTSPLY or Sirona, as applicable, than those contained in the Confidentiality Agreement; provided that such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with any party to this Agreement or otherwise conflicting with the obligations of any party under this Agreement.

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

91

“Anti-corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial) which apply to Sirona, DENTSPLY or their respective Subsidiaries, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official or other Person to obtain a business advantage, including the FCPA, the U.K. Bribery Act of 2010 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“associate” has the meaning set forth in Section 203 of the DGCL.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means any date except Saturday or Sunday on which commercial banks are not required or authorized to close in New York, New York, United States.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any agreements, arrangements, commitments, understandings, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, instruments, obligations, commitments, understandings, policies, purchase and sales orders, quotations and other commitments to which a Person is a party or to which any of the assets of such Person or its Subsidiaries are subject, whether oral or written, express or implied, including all amendments or modifications thereto.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or shares or as trustee or executor, by Contract or otherwise.

“DENTSPLY Disclosure Schedule” means the disclosure schedule delivered by DENTSPLY to Sirona prior to the execution of this Agreement.

“DENTSPLY Leased Real Property” means all real property leased, subleased, or otherwise occupied pursuant to an occupancy agreement by DENTSPLY or any of its Subsidiaries.

“DENTSPLY Material Adverse Effect” means any change, event, development, condition, occurrence or effect that is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of DENTSPLY and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a DENTSPLY Material Adverse Effect: (i) any changes resulting from general market, economic,

92

financial, capital markets or political or regulatory conditions, (ii) any changes or proposed changes of Law or GAAP (or, in each case, any authoritative interpretations thereof), (iii) any changes resulting from any act of terrorism, war, national or international calamity, or any worsening thereof, (iv) any changes generally affecting the industries in which DENTSPLY and its Subsidiaries conduct their businesses, (v) any changes resulting from the execution of this Agreement or the announcement or the pendency of the Merger, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) customer, supplier, distributor or similar business relationships or partnerships resulting from the Transactions (provided, that this clause (v) does not apply in the context of the representations and warranties set forth in Section 4.4), (vi) changes in DENTSPLY’s stock price or the trading volume of DENTSPLY’s stock or any change in the credit rating of DENTSPLY (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), (vii) any changes or effects resulting from any action required to be taken by the terms of this Agreement, (viii) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), or (ix) any Proceeding arising from or relating to the Merger or the other Transactions; provided, that in the case of clauses (i), (ii), (iii) and (iv), if and only to the extent such changes do not have a disproportionate impact on DENTSPLY and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which DENTSPLY and its Subsidiaries conduct their businesses.

“DENTSPLY Owned Real Property” means all real property owned or purported to be owned (as reflected in the most recent DENTSPLY SEC Financial Statements) by DENTSPLY or any of its Subsidiaries.

“DENTSPLY Share Issuance” means the issuance of shares of DENTSPLY Common Stock in the Merger pursuant to Section 2.1.

“DENTSPLY Stock Plans” means, together, (i) the DENTSPLY 1998 Stock Option Plan, (ii) the DENTSPLY 2002 Amended and Restated Equity Incentive Plan and (iii) the DENTSPLY 2010 Amended and Restated Equity Incentive Plan.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Disclosure Schedules” means the DENTSPLY Disclosure Schedule and the Sirona Disclosure Schedule.

“Environmental Claim” means any Proceeding, investigation, order, demand, allegation, accusation or notice (written or oral) by any Person or entity alleging actual or potential liability (including actual or potential liability for investigatory costs, cleanup costs, response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to any Environmental Laws, Environmental Permits or the presence, or Release into the environment, of, or exposure to, any

93

Hazardous Materials at any location, but shall not include any claims relating to products liability.

“Environmental Laws” means any and all applicable, federal, state, provincial, local or foreign Laws, statutes, ordinances, regulations, treaties, policies, guidance, rules, judgments, orders, writs, court decisions or rule of common law, stipulations, injunctions, consent decrees, permits, restrictions and licenses, regulating or relating to Hazardous Materials, pollution, protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or other natural resources), and/or the protection of health and safety of persons from exposures to Hazardous Materials in the environment.

“Environmental Permits” means any permit, certificate, approval, identification number, license or other authorization required under, or issued pursuant to, an Environmental Law.

“Equity Interest” means any share, capital stock, partnership, member, membership or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person (whether or not incorporated) that, together with DENTSPLY or Sirona, as applicable, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code.

"EU Merger Regulation" means the requirements of Council Regulation 139/2004 of the European Union, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers of such Person and its affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions, any litigation with respect thereto, the preparation, printing, filing and mailing of the Joint Proxy Statement or Form S-4, the filing of any required notices under the HSR Act or foreign antitrust, competition, investment, trade regulation or similar Laws, or in connection with other regulatory approvals, and all other matters related to the Merger or the other Transactions.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Official” means (i) any official, officer, employee, representative or any person acting in an official capacity for or on behalf of any Governmental Entity; (ii) any

94

political party or party official or candidate for political office; (iii) any public international organization or any department or agency thereof; or (iv) any Person or other entity owned in whole or in part, or controlled by any Person described in the foregoing clauses (i), (ii) or (iii) of this definition.

“Governmental Entity” means any national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, and any arbitrator or arbitral body or panel of competent jurisdiction.

“group” has the meaning ascribed to in the Exchange Act, except where the context otherwise requires.

“Hazardous Materials” means any pollutants, chemicals, contaminants or wastes and any other toxic, infectious, carcinogenic, reactive, corrosive, ignitable, flammable or otherwise hazardous substance, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“Health Care Laws” means: (i) the Federal Food, Drug, and Cosmetic Act and the regulations promulgated thereunder; (ii) the Controlled Substances Act (21 U.S.C. § 801 et seq.); (iii) the Public Health Service Act (42 U.S.C. § 201 et seq.); (iv) all applicable federal, state, local and all applicable foreign health care related fraud and abuse, false claims, and anti-kickback laws, including, without limitation, the U.S. Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark law (42 U.S.C. § 1395nn), the U.S. Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h) and similar gift and disclosure Laws, the U.S. Civil False Claims Act (31 U.S.C. § 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), all criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. §§ 286 and 287, and the health care fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. § 1320d et seq.), the exclusion laws (42 U.S.C. § 1320a-7), the civil monetary penalties law (42 U.S.C. § 1320a-7a), HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.), Laws pertaining to privacy, data protection and information security, and the regulations promulgated pursuant to such statutes; (v) state Laws relating to the manufacture, sale and distribution of dental and medical products; (vi) Medicare (Title XVIII of the Social Security Act) and (vii) Medicaid (Title XIX of the Social Security Act).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property” means all domestic and foreign intellectual property rights, including all (a) inventions (whether or not patentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all provisionals, reissues, continuations, continuations-in-part, divisions, revisions, extensions, and reexaminations thereof, (b) trademarks, service marks, trade names, trade dress, logos, corporate names, brand names and other source indicators, together with all translations,

95

adaptations, derivations, and combinations thereof, and all applications, registrations, and renewals in connection therewith, (c) domain names, uniform resource locators and other names and locators associated with the Internet, and all registrations in connection therewith, (d) works of authorship (whether or not published), and all copyrights, designs and mask works, and all registrations, applications and renewals in connection therewith, (e) software and all website content (including text, graphics, images, audio, video and data) and (f) trade secrets, confidential business information, and other proprietary information (including ideas, know-how, formulas, compositions, processes and techniques, research and development information, data, designs, drawings, specifications, research records, records of inventions, test information, financial, marketing and business data, pricing and cost information, business and marketing plans and proposals and customer and supplier lists and information).

“IRS” means the United States Internal Revenue Service.

“IT Assets” means computers, software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment.

“Joint Proxy Statement” means a proxy statement or similar disclosure document or circular relating to the DENTSPLY Shareholders Meeting and the Sirona Shareholders Meeting.

“Knowledge” and “known” means the actual knowledge of the officers of Sirona set forth in Section 8.3(a) of the Sirona Disclosure Schedule or of the officers of DENTSPLY set forth in Section 8.3(a) of the DENTSPLY Disclosure Schedule, as the case may be.

“Law” means any federal, state, provincial, municipal, local or foreign law, statute, code, ordinance, rule, regulation, circular, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, defect in title, covenant, condition, restriction, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“NASDAQ” means the NASDAQ Global Select Market.

“Order” means any order, writ, injunction, decree, circular, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered, entered into or enforced by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Other Covered Party” means any political party or party official, or any candidate for political office.

96

“Permitted Liens” means (i) Liens for current Taxes, or governmental assessments, charges or claims of payment not yet past due or the amount or validity of which is being contested in good faith by appropriate Proceedings and for which adequate reserves in accordance with GAAP have been established in the latest financial statements of DENTSPLY included in the DENTSPLY SEC Documents or Sirona included in the Sirona SEC Documents, as the case may be, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business consistent with past practice for sums not yet due and payable, (iii) any such matters of record, Liens and other imperfections of title that do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate and (iv) restrictions on transfers under applicable securities Laws.

“Person” means an individual, corporation, limited company, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Proceeding” means any suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry or, to the Knowledge of the Person in question, investigation (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environmental, including any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, accountants, legal counsel, financial advisors, consultants, financing sources and other advisors and representatives.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Sirona Disclosure Schedule” means the disclosure schedule delivered by Sirona to DENTSPLY prior to the execution of this Agreement.

“Sirona Leased Real Property” means all real property leased, subleased, or otherwise occupied pursuant to an occupancy agreement by Sirona or any of its Subsidiaries.

“Sirona Material Adverse Effect” means any change, event, development, condition, occurrence or effect that is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of Sirona and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Sirona Material

97

Adverse Effect: (i) any changes resulting from general market, economic, financial, capital markets or political or regulatory conditions, (ii) any changes or proposed changes of Law or GAAP (or, in each case, authoritative interpretations thereof), (iii) any changes resulting from any act of terrorism, war, national or international calamity, or any worsening thereof, (iv) any changes generally affecting the industries in which Sirona and its Subsidiaries conduct their businesses, (v) any changes resulting from the execution of this Agreement or the announcement or the pendency of the Merger, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) customer, supplier, distributor or similar business relationships or partnerships resulting from the Transactions (provided, that this clause (v) does not apply in the context of the representations and warranties set forth in Section 3.4), (vi) changes in Sirona’s stock price or the trading volume of Sirona’s stock or any change in the credit rating of Sirona (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), (vii) any changes or effects resulting from any action required to be taken by the terms of this Agreement, (viii) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), or (ix) any Proceeding arising from or relating to the Merger or the other Transactions; provided, that in the case of clauses (i), (ii), (iii) and (iv), if and only to the extent such changes do not have a disproportionate impact on Sirona and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which Sirona and its Subsidiaries conduct their businesses.

“Sirona Owned Real Property” means all real property owned or purported to be owned (as reflected in the most recent Sirona SEC Financial Statements) by Sirona or any of its Subsidiaries.

“Sirona Stock Plans” means, together, (i) the Sirona 2015 Long-Term Incentive Plan, (ii) the Sirona 2006 Equity Incentive Plan, (iii) the Schick Technologies 1997 Stock Option Plan for Non-Employee Directors and (iv) the Schick Technologies 1996 Stock Option Plan.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing, declaration or similar filing supplied or required to be supplied to any Governmental Entity with respect to Taxes, including any election, notification, appendix schedule or attachment thereto, and including any amendments thereof.

“Taxes” means any and all domestic or foreign, federal, state, local or other taxes, of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with

98

respect to income, franchise, windfall or other profits, gross receipts, occupation, severance, alternative minimum, disability, estimated, property, escheat or unclaimed property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, and taxes in the nature of excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, and other taxes, fees, levies, duties, tariffs, imposts, assessments, obligations and charges of the same or a similar nature to any of the foregoing.

“Willful Breach” means a material breach of this Agreement that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such action would be a material breach of this Agreement.

8.4         Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble

“Amended and Restated DENTSPLY Charter”	Section 1.4(b)

“Certificate of Merger”	Section 1.3(a)

“Closing”	Section 1.2

“Closing Date”	Section 1.2

“Common Shares Trust”	Section 2.4(b)

“Competing Proposal”	Section 5.4(g)(i)

“Competing Proposal Notice”	Section 5.4(b)

“Confidentiality Agreement”	Section 5.5(a)

“DENTSPLY”	Preamble

“DENTSPLY Adverse Recommendation Change”	Section 5.3(c)(ii)

“DENTSPLY Benefit Plan”	Section 4.11(a)

“DENTSPLY Board”	Section 4.3(b)

“DENTSPLY Business Personnel”	Section 4.12(a)

“DENTSPLY Bylaws”	Section 4.1

“DENTSPLY Charter”	Section 4.1

99

“DENTSPLY Common Stock”	Section 2.1(b)

“DENTSPLY Foreign Benefit Plan”	Section 4.11(j)

“DENTSPLY Material Contracts”	Section 4.16(c)

“DENTSPLY Material Intellectual Property”	Section 4.17(d)

“DENTSPLY Preferred Stock”	Section 4.2(a)

“DENTSPLY Real Property”	Section 4.14(c)

“DENTSPLY Recommendation”	Section 4.3(b)

“DENTSPLY Registered Intellectual Property”	Section 4.17(a)

“DENTSPLY RSU”	Section 2.6(b)

“DENTSPLY SEC Documents”	Section 4.5(a)

“DENTSPLY SEC Financial Statements”	Section 4.5(c)

“DENTSPLY Shareholder Approval”	Section 4.3(c)

“DENTSPLY Shareholders Meeting”	Section 5.3(c)(i)

“DENTSPLY Stock Option”	Section 2.6(a)

“DENTSPLY Tax Opinion”	Section 6.2(d)

“DENTSPLY Tax Opinion Materials”	Section 5.14(b)

“DENTSPLY Termination Fee”	Section 7.3(b)

“Divestiture”	Section 5.6(c)

“D&O Insurance”	Section 5.9(c)

“Effective Time”	Section 1.3(b)

“Excess Shares”	Section 2.4(a)

“Exchange Agent”	Section 2.5(a)

100

“Exchange Fund”	Section 2.5(a)

“Exchange Ratio”	Section 2.1(b)

“FCPA”	Section 3.9(b)

“FDA”	Section 3.18(b)

“FDA Permits”	Section 3.18(b)

“Form S-4”	Section 3.7

“Fractional Shares Cash Amount”	Section 2.4(b)

“Indemnitee”	Section 5.9(a)

“Intended Tax Treatment”	Section 5.14(a)

“Intervening Event”	Section 5.4(g)(ii)

“Merger”	Section 1.1(a)

“Merger Consideration”	Section 2.1(b)

“Merger Sub”	Preamble

“Multiemployer Plan”	Section 3.11(e)

“Negotiation Period”	Section 5.4(b)

“OFAC”	Section 3.9(e)

“Outside Date”	Section 7.1(b)(ii)

“Permits”	Section 3.10

“Safety Notices”	Section 3.18(e)

“Sarbanes-Oxley Act”	Section 3.5(d)

“Second Merger”	Section 5.14(d)

“Sirona”	Preamble

“Sirona Adverse Recommendation Change”	Section 5.3(b)(ii)

“Sirona Benefit Plan”	Section 3.11(a)

101

“Sirona Board”	Section 3.3(b)

“Sirona Book-Entry Shares”	Section 2.1(c)

“Sirona Business Personnel”	Section 3.12(a)

“Sirona Bylaws”	Section 3.1

“Sirona Certificate”	Section 2.1(c)

“Sirona Charter”	Section 3.1

“Sirona Common Stock”	Section 2.1

“Sirona Foreign Benefit Plan”	Section 3.11(j)

“Sirona Material Contract”	Section 3.16(c)

“Sirona Material Intellectual Property”	Section 3.17(d)

“Sirona Performance Units”	Section 3.2(a)

“Sirona Preferred Stock”	Section 3.2(a)

“Sirona Real Property”	Section 3.14(c)

“Sirona Recommendation”	Section 3.3(b)

“Sirona Registered Intellectual Property”	Section 3.17(a)

“Sirona RSU”	Section 2.6(b)

“Sirona SEC Documents”	Section 3.5(a)

“Sirona SEC Financial Statements”	Section 3.5(c)

“Sirona Shareholder Approval”	Section 3.3(c)

“Sirona Shareholders Meeting”	Section 5.3(b)(i)

“Sirona Stock Option”	Section 2.6(a)

“Sirona Tax Opinion”	Section 6.3(d)

“Sirona Tax Opinion Materials”	Section 5.14(c)

102

“Sirona Termination Fee”	Section 7.3(d)

“Superior Proposal”	Section 5.4(g)(iii)

“Surviving Corporation”	Section 1.1(a)

“Transactions”	Section 1.1(a)

8.5         Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.6         Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

8.7         Entire Agreement. This Agreement (together with the Exhibits, the DENTSPLY Disclosure Schedules, the Sirona Disclosure Schedules and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein or therein, are not intended to confer upon any other Person any rights or remedies hereunder or thereunder.

8.8         Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

8.9         Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.9, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.10       Mutual Drafting; Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For

103

purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. In this Agreement, when determining whether an item is “material” to DENTSPLY or its Subsidiary or Sirona or its Subsidiary, the term “material” shall be interpreted to mean, as applicable, “material to the business of DENTSPLY and its Subsidiaries, taken as a whole” or “material to the business of Sirona and its Subsidiaries, taken as a whole.”

8.11       Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)          This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)          Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in the Court of Chancery of the State of Delaware or, to the extent permitted by Law, in such federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court. Each of the parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)          EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A

104

TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.11(c).

8.12       Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

8.13       Delivery by Facsimile or Email. This Agreement, and any amendments hereto, waivers hereof or consents or notifications hereunder, to the extent signed and delivered by facsimile or by email with scan attachment, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party, each other party shall re-execute original forms thereof and deliver them to all other parties. No party shall raise the use of facsimile or email to deliver a signature or the fact that any signature or Contract was transmitted or communicated by facsimile or email with scan attachment as a defense to the formation of a legally binding contract, and each such party forever waives any such defense.

8.14       Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent actual or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state or foreign jurisdiction having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity. The parties waive, in connection with any action for specific performance or injunctive relief, the defense of adequacy of remedies at Law and any requirement under Law to post a bond or other security as a prerequisite to obtaining equitable relief.

8.15       Disclosure Schedules. The parties acknowledge and agree that (a) the inclusion of any items or information in the Disclosure Schedules that are not required by this Agreement to be so included is solely for the convenience of parties, (b) the disclosure by the parties of any matter in the Disclosure Schedules shall not be deemed to constitute an acknowledgement by any party that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or significant, (c) if any section of the Disclosure Schedules lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedules or the statements

105

contained in any Section of this Agreement reasonably apparent, the matter shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedules, (d) except as provided in clause (c) above, headings have been inserted in the Disclosure Schedules for convenience of reference only, (e) the Disclosure Schedules are qualified in their entirety by reference to specific provisions of this Agreement and (f) the Disclosure Schedules and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of the parties except as and to the extent provided in this Agreement.

[Remainder of page left intentionally blank]

106

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

DENTSPLY INTERNATIONAL INC.

By:	/s/ Bret W. Wise

Name:	Bret W. Wise
Title:	Chairman and Chief Executive Officer

SIRONA DENTAL SYSTEMS, INC.

By:	/s/ Jeffrey T. Slovin

Name:	Jeffrey T. Slovin
Title:	President and Chief Executive Officer

DAWKINS MERGER SUB INC.

By:	/s/ Bret W. Wise

Name:	Bret W. Wise
Title:	President

[Signature Page to Merger Agreement]

Exhibit A

FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SIRONA DENTAL SYSTEMS, INC.

FIRST: The name of the Corporation is Sirona Dental Systems, Inc. (the “Corporation”).

SECOND: The address of the registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the “GCL”).

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000) shares of Common Stock, each having a par value of one cent ($0.01) per share.

FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(1)         The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors of the Corporation (the “Board of Directors”).

(2)         The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

(3)         The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

(4)         A director shall not be personally liable to the Corporation or the stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the duty of loyalty of such director to the Corporation or such holders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL and (iv) for any transaction from which such director derives an improper personal benefit. If the GCL is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the GCL, as so amended. No repeal or modification of this Article FIFTH shall adversely affect any right of or protection afforded to a director prior to such repeal or modification.

(5)         In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

SIXTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

SEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

Exhibit B

FORM OF SECOND AMENDED AND RESTATED CERTIFICATE OF
INCORPORATION OF

DENTSPLY INTERNATIONAL INC.

The present name of the corporation is DENTSPLY International Inc. (the “Corporation”). The name under which the Corporation was originally incorporated is Gendex Corporation. The date of filing of the Corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware was February 15, 1983. The Corporation’s Amended and Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware and it amended and restated the provisions of the Certificate of Incorporation of the Corporation. The date of filing of the Corporation’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware was July 11, 2013.

This Second Amended and Restated Certificate of Incorporation of the Corporation, which restates and integrates and also further amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation, was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

The Amended and Restated Certificate of Incorporation is hereby amended, integrated and restated to read in its entirety as follows:

1.	The name of the corporation is DENTSPLY SIRONA Inc.

2.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.

3.	The nature and business or purposes to be conducted or promoted is: To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the state of Delaware.

4A.	Number of Shares and Classes. The aggregate number of shares of stock which the Corporation shall have authority to issue is Four Hundred Million Two Hundred Fifty Thousand (400,250,000) shares, which shall be divided into two classes as follows:

(1)	Four Hundred Million (400,000,000) shares of Common Stock, par value One

Cent ($.01) per share; and

(2)	Two Hundred Fifty Thousand (250,000) shares of Preferred Stock, par value One Dollar ($1.00) per share.

4B.	Preferred Stock. The Corporation’s board of directors is hereby expressly authorized to provide by resolution or resolutions from time to time for the issue of the Preferred Stock in one or more series, the shares of each of which series may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualification, limitations or restrictions thereof, as shall be permitted under the General Corporation Law of the State of Delaware and as shall be stated in the resolution or resolutions providing for the issue of such stock adopted by the board of directors pursuant to the authority expressly vested in the board of directors hereby.

4C.	Common Stock.

(1)	Voting. Except as otherwise required by the General Corporation Law of the State of Delaware, this Second Amended and Restated Certificate of Incorporation or any series of Preferred Stock designated by the board of directors, all of the voting power of the Corporation shall be vested in the holders of the Common Stock and each holder of the Common Stock shall have one (1) vote for each share of such Common Stock held by him of record on all matters voted upon by the Stockholders.

(2)	Dividends. Subject to the terms of any series of Preferred Stock, the board of directors of the Corporation may declare a dividend on the Common Stock out of the remaining unreserved and unrestricted surplus of the Corporation, and the holders of the Common Stock shall share ratably in such dividend in proportion to the number of shares of such Common Stock held by each.

(3)	Liquidation. Except as otherwise required by any series of Preferred Stock designated by the board of directors, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after distribution in full of the preferential amounts to be distributed to the holders of any series of Preferred Stock, the remaining assets of the Corporation shall be distributed ratably among the holders of the Common Stock in proportion to the number of shares of such Common Stock held by each.

5.	The business and affairs of the Corporation shall be managed by or under the direction of a board of directors consisting of such number of directors as is determined from time to time by resolution adopted by affirmative vote of a majority of the entire board of directors or such higher vote as may be required by the Corporation’s by-laws; provided, however, that in no event shall the number of directors be less than three (3) nor more than thirteen (13). Any additional director elected to fill a vacancy resulting from an increase in the number of directors shall hold office until the next annual meeting of stockholders, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, incapacitation or removal from office. Except as otherwise required by law, any newly created directorship shall be filled only by the affirmative vote of a majority of the board of directors then in office or such higher vote as may be required by the Corporation’s by-laws, provided that a quorum is present, and any vacancy occurring in the board of directors shall be filled by a majority of the directors then in office or such higher vote as may be required by the Corporation’s by-laws, even if less than a quorum, or by a sole remaining director.

6.	The Corporation is to have perpetual existence.

7.	Notwithstanding any other provision of this Second Amended and Restated Certificate of Incorporation or the Corporation’s by-laws (and notwithstanding the fact that some lesser percentage may be specified by law, this Second Amended and Restated Certificate of Incorporation or the Corporation’s by-laws), the Corporation’s by-laws may be amended, altered or repealed, and new by-laws enacted, only by the affirmative vote of not less than two-thirds (2/3) in voting power of the outstanding shares of capital stock of the Corporation entitled to vote at a meeting of stockholders duly called for such purpose, or by a vote of not less than a majority of the entire board of directors then in office; provided that, during the period beginning at the Effective Time (as defined in the Agreement and Plan of Merger, dated as of September 15, 2015, among the Corporation, Sirona Dental Systems, Inc., and Dawkins Merger Sub Inc.) and ending on the third (3rd) anniversary of the Effective Time, the provisions of Article VII of the Corporation’s by-laws may be modified, amended or repealed by the board of directors, and any by-law provision or other resolution inconsistent with Article VII of the Corporation’s by-laws may be adopted by the board of directors, only by an affirmative vote of the greater of (i) at least seventy percent (70%) of the entire board of directors and (ii) eight (8) directors.

8.	Elections of directors need not be by written ballot unless the by-laws of the Corporation shall so provide.

9.	A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law of the State of Delaware is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended. No repeal or modification of this Section 9 shall adversely affect any right of or protection afforded to a director prior to such repeal or modification.

10.	The stockholders of the Corporation shall have no authority to call a special meeting of the stockholders.

11.	No action required to be taken or which may be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, and the power of the stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied.

IN WITNESS WHEREOF, the undersigned has executed this Second Amended and Restated Certificate of Incorporation on this [_______] day of [________], 201[__].

DENTSPLY SIRONA Inc.

By:
Name:
Title:

Exhibit C

[_________], 201[•]

DENTSPLY SIRONA INC.

FORM OF SECOND AMENDED AND RESTATED BY-LAWS

BY-LAWS INDEX

i

ii

iii

SECOND AMENDED AND RESTATED BY-LAWS

OF

DENTSPLY SIRONA INC.

(formerly DENTSPLY International Inc.)

ARTICLE I

STOCKHOLDERS’ MEETINGS

Section 1.          Annual Meetings.  The annual meeting of the stockholders, for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting, shall be held on such date and at such time as shall be designated from time to time by the Board of Directors.

Section 2.          Special Meetings.  Except as otherwise required by law and subject to the rights of the holders of any class or series of capital stock having a preference over the common stock as to dividends or upon liquidation, special meetings of stockholders of the corporation may be called only upon the request of the Chairman of the Board or the Chief Executive Officer and approved by a resolution adopted by the Board of Directors.

Section 3.          Place of Meeting.  The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting, or for any special meeting called pursuant to Article I, Section 2, above. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the State of Delaware, as the place for the holding of such meeting. If no designation is made, or if a special meeting shall be otherwise called, the place of meeting shall be the principal office of the corporation.

Section 4.          Notice of Meeting.  Written notice stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting either personally or by mail, by or at the discretion of the Chief Executive Officer or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock record books of the corporation, with postage thereon prepaid.

Section 5.          Fixing of Record Date.

(a)     For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors of the corporation may fix, in advance, a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty (60) nor less than ten (10) days prior to the date of any proposed meeting of stockholders. In no event shall the stock transfer books be closed. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this Section, such determination shall be applied to any adjournment thereof.

(b)     For the purpose of determining stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or in order to make a determination of stockholders for any other lawful purpose, the Board of Directors of the corporation may fix a date as the record date for any such determination of stockholders, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. In no event shall the stock transfer books be closed.

Section 6.          Quorum.  A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. Provided that a meeting has been duly convened in accordance herewith, any meeting of the stockholders may be adjourned from time to time without further notice. At any adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. Any meeting (a) at which all of the outstanding shares are present in person or represented by proxy and at which none of such shares attend for the purpose of objecting, at the beginning of the meeting, to the transaction of any business thereat because the meeting was not lawfully called or convened, or (b) at which all of the outstanding stock has waived notice, or (c) for which notice shall have been duly given as provided herein, shall be deemed a properly constituted meeting of the stockholders.

Section 7.          Proxies.  At all meetings of stockholders, a stockholder entitled to vote may vote by proxy appointed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the Secretary of the corporation before or at the time of the meeting. An instrument appointing a proxy shall, unless the contrary is stated thereon, be valid only at the meeting for which it has been given or any adjournment thereof.

Section 8.          Voting of Shares.  At each meeting of stockholders, every stockholder entitled to vote thereat shall be entitled to vote in person or by a duly authorized proxy, which proxy may be appointed by an instrument in writing executed by such stockholder or his duly authorized attorney or through electronic means, if applicable, such as the internet. Subject to the provisions of applicable law and the corporation’s Certificate of Incorporation, each holder of common stock shall be entitled to one (1) vote for each share of stock standing

2

registered in his name at the close of business on the day fixed by the Board of Directors as the record date for the determination of the stockholders entitled to notice of and vote at such meeting. Shares standing in the name of another corporation may be voted by any officer of such corporation or any proxy appointed by any officer of such corporation in the absence of express notice of such corporation given in writing to the Secretary of this corporation in connection with the particular meeting, that such officer has no authority to vote such shares.

Section 9.          List of Stockholders.  A complete list of the stockholders entitled to vote at the ensuing meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder, shall be prepared by the Secretary, or other officer of the corporation having charge of said stock ledger. Such list shall be open to the examination of any stockholder during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where said meeting is to be held, and the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and shall be subject to the inspection of any stockholder who may be present.

Section 10.       Waiver of Notice by Stockholders.  Whenever any notice whatever is required to be given to any stockholder of the corporation under the provisions of these By-Laws or under the provisions of the Certificate of Incorporation or under the provisions of any statute, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the stockholder entitled to such notice, shall be deemed equivalent to the giving of such notice.

Section 11.       Advance Notice of Stockholder-Proposed Business at Annual Meetings.  No business may be transacted at an annual meeting of stockholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof), or (c) otherwise properly brought before the annual meeting by any stockholder of the corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 11 and on the record date for the determination of stockholders entitled to notice of and to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section 11.

In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the corporation.

3

To be timely, a stockholder’s notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

To be in proper written form, a stockholder’s notice to the Secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of such stockholder and any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder or the Stockholder Associated Person therefrom, (ii) the name and record address of such stockholder, (iii) as to the stockholder giving the notice and any Stockholder Associated Person, (A) the class, series and number of all shares of stock of the corporation which are owned by such stockholder and by such Stockholder Associated Person, if any, (B) the nominee holder for, and number of, shares owned beneficially but not of record by such stockholder and by any such Stockholder Associated Person, and (C) any derivative positions held or beneficially held by the stockholder and by any such Stockholder Associated Person and whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such stockholder or any such Stockholder Associated Person with respect to any share of stock of the corporation; (iv) as to the stockholder giving the notice and any Stockholder Associated Person covered by clause (iii) of this paragraph, the name and address of such stockholder, as they appear on the corporation’s stock ledger, and current name and address, if different, and of such Stockholder Associated Person; (v) a description of all proxy, contract, arrangement, understanding, or relationship between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder; and (vi) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

Notwithstanding anything in these By-Laws to the contrary, no business shall be conducted at the annual meeting except business brought before the annual meeting in

4

accordance with the procedures set forth in this Section 11; provided, however, that, once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 11 shall be deemed to preclude discussion by any stockholder of any such business. If the chairman of an annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

For purposes of this Section 11 and of Section 12 of this Article I, “Stockholder Associated Person” of any stockholder shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (ii) any beneficial owner of shares of stock of the corporation owned of record or beneficially by such stockholder and (iii) any person controlling, controlled by or under common control with such Stockholder Associated Person.

Section 12.         Procedure for Nomination of Directors.  Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the corporation, except as may be otherwise provided in the Certificate of Incorporation with respect to the right of holders of preferred stock of the corporation to nominate and elect a specified number of directors in certain circumstances. Nominations of persons for election to the Board of Directors may be made at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors, (a) subject to Article VII of these By-laws, by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (b) by any stockholder of the corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 12 and on the record date for the determination of stockholders entitled to notice of and to vote at such meeting and (ii) who complies with the notice procedures set forth in this Section 12.

In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the corporation.

To be timely, a stockholder’s notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the corporation (a) in the case of an annual meeting, not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in

5

the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

To be in proper written form, a stockholder’s notice to the Secretary must set forth (a) as to each person whom the stockholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the corporation which are owned beneficially or of record by the person and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder; and (b) as to the stockholder giving the notice and any Stockholder Associated Person, (i) the name and record address of such stockholder, (ii) the class, series and number of all shares of stock of the corporation which are owned by such stockholder and by such Stockholder Associated Person, if any, (iii) the nominee holder for, and number of, shares owned beneficially but not of record by such stockholder and by any such Stockholder Associated Person, (iv) any derivative positions held or beneficially held by the stockholder and by any such Stockholder Associated Person and whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such stockholder or any such Stockholder Associated Person with respect to any share of stock of the corporation, (v) a description of all arrangements or understandings between such stockholder or any such Stockholder Associated Person and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (vi) as to the stockholder giving the notice, a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (vii) any other information relating to the stockholder giving the notice that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth in this Section 12. If the Chairman of the

6

meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

Section 13.        Election of Directors.  Except as provided in Section 8 of Article II of these By-laws, a nominee for director shall be elected to the Board of Directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Article I, Section 12 of these By-laws and (ii) such nomination has not been withdrawn by such stockholder on or prior to the fourteenth day before the date the Corporation first mails to the stockholders its notice of such meeting.  If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee, but only to withhold their vote.

ARTICLE II

BOARD OF DIRECTORS

Section 1.          General Powers.  The business and affairs of the corporation shall be managed by its Board of Directors. Except as otherwise provided in and subject to Article VII of these By-laws, the Board of Directors may adopt, amend or repeal by-laws adopted by the Board or by the stockholders.

Section 2.          Number of Directors, Tenure and Qualifications.  Except as otherwise provided in and subject to Article VII of these By-laws or fixed pursuant to the Certificate of Incorporation, the number of members of the Board of Directors shall be not less than three (3) nor more than thirteen (13), as determined from time to time by the Board of Directors. The directors need not be stockholders of the corporation. Any additional director elected to fill a vacancy resulting from an increase in the number of directors shall hold office until the next annual meeting of stockholders, but in no case will a decrease in the number of directors shorten the term of any incumbent director. Each director shall hold office until the next annual meeting of stockholders and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, incapacitation or removal from office, in the manner provided in these By-laws, including Article VII, and except as otherwise required by law. In the event such election is not held at the annual meeting of stockholders, it shall be held at any adjournment thereof or a special meeting.

7

Section 3.          Regular Meetings.  Regular meetings of the Board of Directors shall be held without any other notice than this By-Law immediately after, and at the same place as, the annual meeting of stockholders, and each adjourned session thereof. The Board of Directors may designate the time and place, either within or without the State of Delaware, for the holding of additional regular meetings without other notice than such designation.

Section 4.          Special Meetings.  Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board, the Chief Executive Officer or by members of the Board of Directors constituting no less than three-fourths (3/4) of the total number of directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix any place either within or without the State of Delaware, as the place for holding any special meeting of the Board of Directors called by them.

Section 5.          Notice.  Notice of any special meeting shall be given at least five (5) days previously thereto by written notice delivered or mailed to each director at his last known address, or at least forty-eight (48) hours previously thereto by personal delivery or by facsimile to a telephone number provided to the corporation. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice is given by facsimile, such notice shall be deemed to be delivered when transmitted with receipt confirmed. Whenever any notice whatever is required to be given to any director of the corporation under the provisions of these By-Laws or under the provisions of the Certificate of Incorporation or under the provisions of any statute, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the director entitled to such notice, shall be deemed equivalent to the giving of such notice. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting except where a director attends a meeting and objects thereat to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 6.          Quorum.  During the Specified Period (as defined in Article VII of these By-Laws), two-thirds (2/3rds) of the total number of directors which the corporation would have if there were no vacancies on the Board of Directors of the corporation shall constitute a quorum for the transaction of business at any meeting of the Board of Directors. In the event a quorum is not present at a duly called meeting of the Board of Directors, a majority of the directors present at such duly called meeting may adjourn the meeting and, upon delivery of a notice in accordance with Article II, Section 5 to the director(s), reschedule such meeting for an alternative date, and, at such rescheduled meeting, a majority of the total number of directors shall constitute a quorum.

8

Section 7.          Manner of Acting.  The act of the majority of the directors then in office shall be the act of the Board of Directors, unless the act of a greater number is required by these By-Laws, including Article VII.

Section 8.          Vacancies.  Except as otherwise required by law or Article VII of these By-laws, any vacancy on the Board of Directors that results from an increase in the number of directors shall be filled only by a majority of the Board of Directors then in office, provided that a quorum is present, and any other vacancy occurring on the Board of Directors shall be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor. The resignation of a director shall be effective upon receipt by the corporation, unless some subsequent time is fixed in the resignation, and then from that time. Acceptance of such resignation by the corporation shall not be required.

Section 9.          Compensation.  The Board of Directors, by affirmative vote of a majority of the directors, and irrespective of any personal interest of any of its members, may establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise, or may delegate such authority to an appropriate committee.

Section 10.        Presumption of Assent.  A director of the corporation who is present at a meeting of the Board of Directors or a committee thereof at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof. Such right to dissent shall not apply to a director who voted in favor of such action.

Section 11.        Committees.  Except as otherwise provided in and subject to Article VII of these By-laws, the Board of Directors by resolution may designate one (1) or more committees, each committee to consist of one (1) or more directors elected by the Board of Directors, which to the extent provided in such resolution, as initially adopted, and as thereafter supplemented or amended by further resolution adopted by a like vote, shall have and may exercise, when the Board of Directors is not in session, the powers of the Board of Directors in the management of the business and affairs of the corporation, except action with respect to amendment of the Certificate of Incorporation or By-Laws, adoption of an agreement of merger or consolidation (other than the adoption of a Certificate of Ownership and Merger in accordance with Section 253 of the General Corporation Law of the State of Delaware, as such law may be amended or supplemented), recommendation to the stockholders of the sale, lease or exchange of all or substantially all of the corporation’s property or assets, recommendation to the stockholders of the dissolution or the revocation of a dissolution of the corporation, election of

9

officers or the filling of vacancies on the Board of Directors or on committees created pursuant to this Section or declaration of dividends. Except as otherwise provided in and subject to Article VII of these By-laws, the Board of Directors may elect one (1) or more of its members as alternate members of any such committee who may take the place of any absent or disqualified member or members at any meeting of such committee, upon request by the Chairman of the Board or the Chief Executive Officer or upon request by the chairman of such meeting. Each such committee may fix its own rules governing the conduct of its activities and shall make such reports to the Board of Directors of its activities as the Board of Directors may request.

Section 12.        Action of the Board by Written Consent.  Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting of the Board of Directors or any committee thereof if prior to such action a written consent thereto is signed by all members of the Board or of the committee, as the case may be, and such written consent is filed with the minutes of the proceedings of the Board or the committee.

Section 13.        Conferences.  Members of the Board of Directors or any committee designated by the Board may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 13 shall constitute presence in person at such meeting.

ARTICLE III

OFFICERS

Section 1.          Number.  The officers of the corporation shall consist of an Chairman of the Board and a Chief Executive Officer. The Board of Directors may appoint as officers such number of Senior Vice Presidents and Vice Presidents, a Secretary, a Treasurer, one (1) or more Assistant Treasurers, one (1) or more Assistant Secretaries, and such other officers as are created by the Board from time to time. The same person may hold two (2) or more of such offices.

Section 2.          Election and Term of Office.  Except as otherwise provided in and subject to Article VII of these By-laws, the Chairman of the Board shall be elected by the directors from among their own number; other officers need not be directors. In addition to the powers conferred upon them by these By-Laws, except as otherwise provided in and subject to Article VII of these By-Laws, all officers elected or appointed by the Board of Directors shall

10

have such authority and shall perform such duties as from time to time may be prescribed by the Board of Directors by resolution.

Section 3.          Removal.  Except as otherwise provided in and subject to Article VII of these By-laws, any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors, whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment shall not of itself create contract rights.

Section 4.          Executive Chairman of the Board.  The Executive Chairman of the Board shall have the duties as set forth in the Corporate Governance Guidelines/Policies of the corporation.

Section 5.          Lead Independent Directors.  The Lead Independent Director shall have the duties as set forth in the Corporate Governance Guidelines/Policies of the corporation and such other duties as from time to time may be assigned to him by the Board of Directors.

Section 6.          Chief Executive Officer.  The Chief Executive Officer shall be the principal executive officer of the corporation and shall have the general charge of and control over the business, affairs, and personnel of the corporation, subject to the authority of the Board of Directors. The Chief Executive Officer may, together with the Secretary, sign all certificates for shares of the capital stock of the corporation. Except as may be specified by the Board of Directors, the Chief Executive Officer shall have the power to enter into contracts and make commitments on behalf of the corporation and shall have the right to execute deeds, mortgages, bonds, contracts and other instruments necessary or proper to be executed in connection with the corporation’s regular business and may authorize any other officer of the corporation, to sign, execute and acknowledge such documents and instruments in his place and stead.

Section 7.          Senior Vice President and Vice Presidents.  Each Senior Vice President or Vice President shall perform such duties and have such authority as from time to time may be assigned to him by the Board of Directors (so long as such duties are, and such authority is, subordinate to the Chief Executive Officer) or the Chief Executive Officer.

Section 8.          Secretary and Assistant Secretaries.  The Secretary shall have custody of the seal of the corporation and of all books, records and papers of the corporation, except such as shall be in the charge of the Treasurer or some other person authorized to have custody and be in possession thereof by resolution of the Board of Directors. The Secretary shall record the proceedings of the meetings of the stockholders and of the Board of Directors in

11

books kept by him for that purpose and may, at the direction of the Board of Directors, give any notice required by statute or by these By-Laws of all such meetings. The Secretary shall, together with the Chief Executive Officer, sign certificates for shares of the capital stock of the corporation. Any Assistant Secretaries elected by the Board of Directors, in order of their seniority, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary as aforesaid. The Secretary or any Assistant Secretary may, together with the Chief Executive Officer or any other authorized officer, execute on behalf of the corporation any contract which has been approved by the Board of Directors, and shall perform such other duties as the Board of Directors or the Chief Executive Officer shall prescribe.

Section 9.          Treasurer and Assistant Treasurer.  The Treasurer shall keep accounts of all moneys of the corporation received and disbursed, and shall deposit all monies and valuables of the corporation in its name and to its credit in such banks and depositories as the Board of Directors shall designate. Any Assistant Treasurers elected by the Board of Directors, in order of their seniority, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer, and shall perform such other duties as the Board of Directors or the Chief Executive Officer shall prescribe.

Section 10.        Salaries.  The salaries of the officers shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

Section 11.        Representation in Other Companies.  Unless otherwise ordered by the Board of Directors, the Chief Executive Officer or a Vice President designated by the Chief Executive Officer or the Board of Directors shall have full power and authority on behalf of the corporation to attend and to act and to vote at any meetings of security holders of corporations in which the corporation may hold securities, and at such meetings shall possess and may exercise any and all rights and powers incident to the ownership of such securities, and which as the owner thereof the corporation might have possessed and exercised, if present. The Board of Directors by resolution from time to time may confer like powers upon any other person or persons.

ARTICLE IV

STOCK AND TRANSFER OF STOCK

Section 1.          Shares of Stock.  The shares of capital stock of the corporation shall be represented by a certificate, unless and until the Board of Directors of the corporation adopts a resolution permitting shares to be uncertificated. Notwithstanding the adoption of any such resolution providing for uncertificated shares, every holder of capital stock of the

12

corporation theretofore represented by certificates and, upon request, every holder of uncertificated shares, shall be entitled to have a certificate for shares of capital stock of the corporation signed by the Chief Executive Officer and by the Secretary. To the extent that shares are represented by certificates, the certificates shall be in such form as shall be determined by the Board of Directors and shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. With respect to certificated shares of stock, all certificates surrendered to the corporation for transfer shall be canceled and no new certificate or uncertificated shares shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed or mutilated certificate, a new certificate or uncertificated shares may be issued therefor upon such terms and indemnity to the corporation as the Board of Directors may prescribe.

Section 2.          Transfer of Shares.  Stock of the corporation shall be transferable in the manner prescribed by applicable law and in these By-Laws. Transfers of stock shall be made on the books of the corporation, and in the case of certificated shares of stock, only by the person named in the certificate or by such person’s attorney lawfully constituted in writing and upon the surrender of the certificate therefor, properly endorsed for transfer and payment of all necessary transfer taxes; or, in the case of uncertificated shares of stock, upon receipt of proper transfer instructions from the registered holder of the shares or by such person’s attorney lawfully constituted in writing, and upon payment of all necessary transfer taxes and compliance with appropriate procedures for transferring shares in uncertificated form; provided, however, that such surrender and endorsement, compliance or payment of taxes shall not be required in any case in which the officers of the corporation shall determine to waive such requirement. Prior to due presentment for registration of transfer of a certificate representing shares of capital stock of the corporation or of proper transfer instructions with respect to uncertificated shares, the corporation may treat the registered owner of such shares as the person exclusively entitled to vote, to receive notifications and otherwise to exercise all the rights and powers of an owner. Where a certificate for shares is presented to the corporation with a request to register for transfer, the corporation shall not be liable to the owner or any other person suffering loss as a result of such registration of transfer if (a) there were on or with the certificate the necessary endorsements, and (b) the corporation had no duty to inquire into adverse claims or has discharged any such duty. The corporation may require reasonable assurance that said endorsements are genuine and effective and in compliance with such other regulations as may be prescribed under the authority of the Board of Directors.

13

ARTICLE V

INDEMNIFICATION OF DIRECTORS, OFFICERS,

EMPLOYEES AND AGENTS

Section 1.          Indemnification Generally.  The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or is alleged to have violated the Employee Retirement Income Security Act of 1974, as amended, against expenses (including attorneys’ fees), judgments, fines, penalties, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Section 2.          Indemnification in Actions By or In the Right Of the Corporation.  The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense and settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person

14

is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 3.          Success on the Merits; Indemnification Against Expenses.  To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 1 or Section 2 of this Article V, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Section 4.          Determination that Indemnification is Proper.  Any indemnification under Section 1 or Section 2 of this Article V, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances under the standard of conduct set forth in such Section 1 or Section 2 of this Article V, as the case may be. Such determination shall be made:

(a)     By the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding;

(b)     If such a quorum is not obtainable, or, even if obtainable if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

(c)     By the stockholders.

Section 5.          Insurance; Indemnification Agreements.  The corporation may, but shall not be required to, supplement the right of indemnification under this Article V by any lawful means, including, without limitation by reason of enumeration, (i) the purchase and maintenance of insurance on behalf of any one or more of such indemnitees, whether or not the corporation would be obligated to indemnify such person under this Article V or otherwise, and (ii) individual or group indemnification agreements with any one or more of such indemnities.

Section 6.          Advancement of Expenses.  Expenses (including attorneys’ fees) incurred by an indemnitee in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the indemnitee to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation as to such amounts.

15

Section 7.          Rights Not Exclusive.  The indemnification and advancement of expenses provided by this Article V shall be not deemed exclusive of any other right to which an indemnified person may be entitled under Section 145 of the General Corporation Law of the State of Delaware (or any successor provision) or otherwise under applicable law, or under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 8.          Severability.  To the extent that any court of competent jurisdiction shall determine that the indemnification provided under this Article V shall be invalid as applied to a particular claim, issue or matter, the provisions hereof shall be deemed amended to allow indemnification to the maximum extent permitted by law.

Section 9.          Modification.  This Article V shall be deemed to be a contract between the corporation and each previous, current or future director, officer, employee or agent. The provisions of this Article V shall be applicable to all actions, claims, suits or proceedings, commenced after the adoption hereof, whether arising from any action taken or failure to act before or after such adoption. No amendment, modification or repeal of this Article V shall diminish the rights provided hereby or diminish the right to indemnification with respect to any claim, issue or matter in any then pending or subsequent proceeding which is based in any material respect from any alleged action or failure to act prior to such amendment, modification or repeal.

ARTICLE VI

EXCLUSIVE FORUM

Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the Delaware General Corporation Law or the corporation’s Certificate of Incorporation or By-Laws (as either may be amended from time to time), or (iv) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

16

ARTICLE VII

CERTAIN GOVERNANCE MATTERS

Section 1.          Definitions.  The following definitions shall apply to this Article VII and otherwise as applicable in these By-laws:

(a)     “Effective Time” has the meaning specified in the Merger Agreement.

(b)     “Entire Board of Directors” shall mean a total of eleven (11) directors; provided, however, that if a vacancy has not been filled pursuant to Article VII, Section 2 below and the remaining directors determine, by action of a majority of the directors then in office, in the good faith exercise of their fiduciary duties, that immediate action is required to avoid material harm to the corporation, then the “Entire Board of Directors” shall mean the remaining directors (even if less than a quorum) or the sole remaining director.

(a)     “Entire Corporate Governance and Nominating Committee” shall mean a total of four (4) directors on the Corporate Governance and Nominating Committee.

(b)     “Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of September 15, 2015, by and among DENTSPLY International Inc., Sirona Dental Systems, Inc., and Dawkins Merger Sub Inc., as amended from time to time.

(c)     “Specified Period” shall mean the period beginning at the Effective Time and ending on the third (3rd) anniversary of the Effective Time.

Section 2.          Composition of the Board.

(a)     Following the Effective Time, the Board shall be comprised of eleven (11) members. The specific composition of the Board as of the Effective Time shall be as set forth in the Merger Agreement. Any re-nomination of a director or nomination of an individual to a seat held by an existing director shall be filled only by the approval of at least a majority of the Entire Board of Directors (even if less than a quorum, or by the sole remaining director) acting solely upon the recommendation of at least a majority of the Entire Corporate Governance and Nominating Committee. In the event of a deadlock among the members of the Corporate Governance and Nominating Committee concerning such re-nomination or nomination, as applicable, or failure of the Board to approve such recommendation of the Entire Corporate Governance and Nominating Committee, the incumbent director shall be re-nominated if willing to serve.

17

(b)     Vacancies resulting from the cessation of service by, including removal of, any director shall be filled only by the approval of at least a majority of the Entire Board of Directors (even if less than a quorum, or by the sole remaining director) acting solely upon the unanimous recommendation of the Corporate Governance and Nominating Committee.

Section 3.          Chairman, Chief Executive Officer, Lead Independent Director.  During the Specified Period, the Board may only replace, remove, alter the responsibilities and authorities (as set forth in the Corporate Governance Guidelines/Policies of the corporation or these By-laws), or grant conflicting responsibilities or authorities of the Chairman, the Chief Executive Officer, or the Lead Independent Director, as applicable, by the affirmative vote of the greater of (i) at least seventy percent (70%) of the Entire Board of Directors and (ii) eight (8) directors.

Section 4.          Required Committees.

(a)     From the Effective Date, the Board shall have the following three committees, in addition to any other committees as determined by the Board from time to time by the affirmative vote of the greater of (i) at least seventy percent (70%) of the Entire Board of Directors and (ii) eight (8) directors: Audit & Finance Committee, Corporate Governance and Nominating Committee, and Human Resources Committee (the “Required Committees”).

(b)     Vacancies in any Required Committee resulting from the cessation of service by, including removal of, any director or any subsequent director shall be filled only by the approval of at least a majority of the Entire Board of Directors (even if less than a quorum, or by a sole remaining director) acting solely upon the unanimous recommendation of the Corporate Governance and Nominating Committee.

(c)     The chairman of the Required Committees as of the Effective Time shall be as set forth in the Merger Agreement. Any change to or replacement of the chairman of any Required Committee shall be determined by the Board from time to time by the affirmative vote of the greater of (i) at least seventy percent (70%) of the Entire Board of Directors and (ii) eight (8) directors.

(d)     Each Required Committee shall have the responsibilities set forth in the charter of such Required Committee as of the Effective Time, except as modified from time to time by the affirmative vote of the greater of (i) at least seventy percent (70%) of the Entire Board of Directors and (ii) eight (8) directors.

Section 5.          Amendments.  During the Specified Period, the provisions of this Article VII and the Corporate Governance Guidelines/Policies of the corporation may be modified, amended or repealed by the Board of Directors, and any By-law provision or other

18

resolution inconsistent with this Article VII or the Corporate Governance Guidelines/Policies of the corporation may be adopted by the Board of Directors, only by an affirmative vote of the greater of (i) at least seventy percent (70%) of the Entire Board of Directors and (ii) eight (8) directors. In the event of any inconsistency between any other provision of these By-laws and any provision of this Article VII, the provisions of this Article VII shall control. Following the end of the Specified Period, this Article VII shall automatically and without further action become void and be of no further force and effect.

[Remainder of Page Intentionally Left Blank]

19

Exhibit D

FORM OF

DENTSPLY SIRONA INC.

CORPORATE GOVERNANCE GUIDELINES/POLICIES

TABLE OF CONTENTS

I.	Functions/Responsibilities of the Board of Directors		1

II.	Selection/Service of Board Members		2
	A.	Identification	2
	B.	Non-Discrimination	2
	C.	Independence	2
	D.	Criteria for the Nomination	2
	E.	Number of Board Seats	3
	F.	Size of Board	4

III.	Term		4
	A.	Normal Terms	4
	B.	Management Director Resignation	4
	C.	Term Limits	4
	D.	Retirement	4

IV.	Stock Ownership of Directors		4

V.	Board Meetings		4
	A.	Scheduling of Meetings	4
	B.	Agenda	5
	C.	Management Presentations	5
	D.	Executive Sessions	5

VI.	Attendance		5
	A.	Board Meetings	5
	B.	Annual Stockholders Meeting	5

VII.	Chairman of the Board		5

VIII.	Roles and Responsibilities: Executive Chairman and Chief Executive Officer		5

IX.	Lead Independent Director		6

X.	Board Committees		6
	A.	Generally	6
	B.	Charters	6
	C.	Advisors	7
	D.	Committee Assignments	7
	E.	Committee Meetings	7

i

XI.	Compensation		7

XII.	Self-Evaluation by the Board		7

XIII.	Director Education		8

XIV.	Expenses		8

XV.	Capital Expenditures & Acquisitions		8

XVI.	Communications		8
	A.	Communications With Management	8
	B.	Communications to Board	9
	C.	Communications with Third Parties	9
	D.	Director Nominations	9

ii

DENTSPLY SIRONA INC.
CORPORATE GOVERNANCE GUIDELINES/POLICIES

The following Corporate Governance Guidelines have been adopted by the Board of Directors of DENTSPLY SIRONA Inc. (the “Company”) to assist the Board in the exercise of its responsibilities. These Corporate Governance Guidelines reflect the Board’s commitment to monitor the effectiveness of policy and decision making both at the Board and management level. These Corporate Governance Guidelines shall be reviewed by the Board, through the Corporate Governance and Nominating Committee (or successor thereof) (the “Governance Committee”), on a periodic basis and are subject to modification from time to time by the Board in accordance with the By-Laws of the Company.

I.	Functions/Responsibilities of the Board of Directors

The Directors oversee and direct the management of the business and affairs of the Company in accordance with the Delaware General Corporation Law and as set forth in the Company’s By-Laws. Directors shall discharge the duties of their positions in good faith, in a manner reasonably believed to be in the best interests of the Company and with such care, skill and diligence, including reasonable inquiry as a person of ordinary prudence would use under similar circumstances. The responsibility of the Board of Directors is to supervise and direct the management of the Company. To that end, the role of the Board of Directors (references to the Board include the Committees of the Board, as applicable) shall include, but not be limited to:

(1)	The selection, appointment and regular evaluation of the performance, and approval of the compensation of, the Chief Executive Officer and, with the advice of the Chief Executive Officer, the principal senior executives;

(2)	The development of plans for succession with respect to the position of Executive Chairman and Chief Executive Officer, and monitoring succession planning for other key executives;

(3)	Oversight of the conduct of the Company’s business and evaluation of whether the business is being properly managed;

(4)	Review and, where appropriate, approval of the Company’s objectives, plans and actions, including its longer term strategic plans;

(5)	Review of the Company’s financial statements;

(6)	Assessment of major risk factors relating to the Company and its performance, and review of measures taken or intended to be taken to address and mitigate such risks; and

(7)	Evaluation of whether appropriate systems and processes are in place to support the effective management of the Company in accordance with applicable legal requirements and the Company’s Code of Business Conduct and Ethics.

1

II.	Selection/Service of Board Members

A.	Identification. The responsibility for the selection of new Directors resides with the Board and stockholders. The identification, screening and recommendation process has been delegated to the Governance Committee, which reviews candidates for election as Directors, recommends candidates to the Board to fill vacant Board seats and annually recommends a slate of Directors for approval by the Board and election by the stockholders of the Company.

B.	Non-Discrimination. Potential candidates for membership on the Board and Committees of the Board shall not be denied consideration by reason of race, gender, religion, color or ethnicity, nor shall any candidate be approached or selected solely because of any such reason.

C.	Independence. The Board shall be comprised of a majority of independent Directors, and no less than are required by NASDAQ or applicable law. Independence shall be defined as provided by the rules and regulations of NASDAQ and the Securities Exchange Commission (“SEC”) law. The Board, in consultation with the Company’s Secretary, shall undertake an annual review of the independence of all non-employee Directors. In advance of the meeting at which this review occurs, each non-employee Director shall provide to the Company for presentation to the Board, full information regarding the Director’s business and other relationships with the Company and its affiliates, and with senior management and their affiliates, to enable the Board to evaluate the Director’s independence.

Directors have an affirmative obligation to inform the Board of any material changes in their circumstances or relationships that may impact their designation by the Board as “independent.” This obligation includes all business relationships between Directors, their immediate families and organizations in which they perform a material function, and the Company and its affiliates or members of senior management and their affiliates, whether or not such business relationships are subject to the approval requirement set forth elsewhere in these Guidelines.

D.	Criteria for the Nomination:

1.	The Governance Committee shall consider for selection as Directors those persons:

a.	who possess strong personal and professional ethics, and high standards of integrity and values;

b.	who have the proven ability and experience to bring informed, thoughtful and well-considered opinions to corporate management and the Board;

c.	who have the competence, maturity and integrity to monitor and evaluate the Company’s management, performance and policies;

2

d.	who have the willingness, commitment and availability to devote the necessary time and effort required for service on the Board;

e.	who have the capacity to provide additional strength and diversity of view to the Board and its activities;

f.	who have the necessary measure of communication skills and self-confidence to ensure ease of participation in Board discussion;

g.	who hold or have held a senior position with a significant business enterprise or a position of senior leadership in an educational, medical, religious, or other non-profit institution or foundation of significance; and

h.	who meet the requirements of Article VII of the Company’s By-Laws.

2.	Persons who have attained the age of 75 shall not be eligible for election or reelection as a Director.

3.	Any Director who (i) retires from; or (ii) discontinues their active employment with the business or other enterprise with which they were primarily affiliated at the time of their most recent election to the Board; or (iii) incurs a significant change in responsibilities, title or activities since their most recent election to the Board, shall submit their resignation upon the occurrence of any of the aforesaid events. The Governance Committee will review the effects of this change upon the interests of the Company and recommend to the Board whether to accept such resignation. If such resignation is not accepted, it shall be deemed rejected.

4.	It is the responsibility of each Director to advise the Corporate Secretary of any actual or potential conflict of interest, as well as any affiliation with public or privately held enterprises, including for profit and non-profit entities, that may create a potential conflict of interest, embarrassment to the Company or inconsistency with the Company’s policies or values.

E.	Number of Board Seats.

1.	The Company does not have a policy specifying a maximum number of other company boards upon which a Director may sit. However, it is recognized that other activities of Board members, including service on multiple Boards, could affect the ability of a Director to effectively serve on the Company’s Board and therefore, no director shall accept a position on another Board which would result in the Director sitting on more than three (3) Boards, without prior review and approval of the Governance Committee.

2.	Directors are expected to advise the Chairman of the Board and the Chairman of the Governance Committee in advance of accepting any other company directorship or any assignment to the audit committee or compensation committee of the board of directors of any other company.

3

F.	Size of Board. The By-laws of the Company provide that the size of the Board of Directors shall consist of not more than thirteen (13) Directors. The Board shall determine the number of Directors as deemed appropriate by the Board, subject to the Company’s By-laws.

III.	Term

A.	Normal Terms. Directors shall hold office from the time of their election and qualification and shall serve until the next annual meeting of stockholders and until the election and qualification of their successor or until such Director’s earlier death, resignation, disqualification or removal. Any open Director position in the Board for any reason, including a vacancy resulting from an increase in the specific size of the Board, may be filled by action of the Board of Directors in accordance with the By-Laws of the Company.

B.	Management Director Resignation. A Director who also is an officer of the Company, who either resigns or retires their officer position, shall simultaneously submit their resignation as a Director, acceptance of which shall be at the discretion of the Board.

C.	Term Limits. The Board does not believe it should establish term limits. While term limits could help ensure that there are fresh ideas and viewpoints available to the Board, they hold the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and, therefore, provide an increasing contribution to the Board as a whole.

D.	Retirement. A Director who attains the age of 75 shall be required to retire from the Board at the next Annual Stockholders’ meeting.

IV.	Stock Ownership of Directors

It is the policy of the Board that all Directors hold an equity interest in the Company. Toward this end, the Board expects that all Directors own, or acquire within five years of first becoming a Director, shares of common stock of the Company (including share units held under the Company’s Board of Directors Deferred Compensation Plan, or any successor plan, and restricted stock units, but not including stock options) having a market value of at least five times the annual retainer paid to Board members. The Board recognizes that exceptions to this policy may be necessary or appropriate in individual cases, and may approve such exceptions from time to time as it deems appropriate.

V.	Board Meetings

A.	Scheduling of Meetings. The Chairman, in consultation with other members of the Board, shall determine the timing and length of the meetings of the Board. The Board expects that five to six meetings per year at appropriate intervals are generally desirable for the performance of the Board’s responsibilities. In addition to regularly scheduled meetings, additional Board meetings may be called upon appropriate notice at any time to address specific needs of the Company. A special meeting of the Board may be called at any time

4

by the Chief Executive Officer, the Chairman or by members of the Board of Directors constituting no less than three-fourths (3/4) of the total number of directors then in office. Participation in meetings may be by means of conference telephone with the prior authorization from the Chairman.

B.	Agenda. The Chairman and Chief Executive Officer, in conjunction with the Lead Independent Director, shall establish the agenda for each Board meeting. Each Director shall be entitled to suggest the inclusion of items on the agenda, request the presence of any member of the Company’s senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting. Subject to reasonable exception, Directors shall be advised of significant agenda items and shall be furnished with appropriate supporting materials, including minutes of Board and Committee meetings, in advance of meetings of the Board and Committees of the Board.

C.	Management Presentations. Management shall make presentations to the Board on the performance, operations, strategies and significant activities of the Company.

D.	Executive Sessions. The Board will generally meet in Executive Session at each meeting and in any event, in Executive Sessions of the independent Directors no less than twice a year. Executive Sessions of the independent Directors will be chaired by the Lead Independent Director.

VI.	Attendance

A.	Board Meetings. It is expected that Board Members will make every effort to attend every Board Meeting and meetings of their respective Committees.

B.	Annual Stockholders Meeting. It is expected that Board Members will attend the Annual Stockholders Meeting, except when exceptional circumstances prevent such attendance.

VII.	Chairman of the Board

A.	Subject to and in accordance with the By-laws of the Company, the Chairman of the Board shall be elected by and serve at the pleasure of the Board of Directors. The Board has no policy restricting the Chief Executive Officer from serving as the Chairman.

B.	The Chairman shall schedule board meetings and call meetings.

C.	The Executive Chairman shall be designated the Chairman of the Board until such time as the Board determines otherwise in accordance with Section 3 of Article VII of the By-Laws of the Company (if such provision is applicable at such time).

VIII.	Roles and Responsibilities: Executive Chairman and Chief Executive Officer

A.	The roles and responsibilities of the Executive Chairman and the Chief Executive Officer are set forth in the By-laws of the Company and on Exhibit A to these Corporate Governance Guidelines.

5

IX.	Lead Independent Director

An independent Director shall act in a lead capacity to perform certain functions (“Lead Independent Director”) as outlined below. Except as otherwise provided in and subject to the By-laws of the Company, for so long as the Chairman of the Board is also an officer or employee of the Company (i.e., an Executive Chairman), or for any other reason is not an independent director, then the independent directors of the Board of Directors shall annually elect one of the independent directors to serve as the Lead Independent Director and shall fill any vacancy in the position of Lead Independent Director, when applicable, at such time and in such manner as the independent directors of the Board of Directors shall determine, provided that the Lead Independent Director may only be selected from among the independent directors.

The Lead Independent Director’s responsibilities are to:

(a)	call for and preside at Executive Sessions of the independent Directors;

(b)	provide the Chairman with input into the agenda for Board meetings, and on other matters as deemed appropriate by the Board, or on behalf of the independent Directors, and recommend the agenda for Executive Sessions of independent Directors, to the extent deemed necessary; and

(c)	be available for consultation with other Directors, and apprise the Chairman and the Chief Executive Officer, as appropriate, of activities of the Board in Executive Sessions of the independent directors.

X.	Board Committees

A.	Generally. Standing and/or temporary committees may be appointed by the Board from time to time. The Board may vest committees with such power and authority as the Board determines appropriate, subject to such limitations as are set forth in the Delaware General Corporation Law and the Company’s Certificate of Incorporation and By-Laws. In general, Committees of the Board focus on issues that may require more in-depth time or attention than could be consistently provided by the full Board. There are currently three standing committees:

Audit & Finance Committee (“Audit Committee”)

Human Resources Committee (“HR Committee”)

Corporate Governance and Nominating Committee (“Governance Committee”)

B.	Charters. Each standing Committee shall have a written charter of responsibilities, duties and authorities, which shall periodically be reviewed by the Board. Each Committee shall report to the full Board with respect to its activities, findings and recommendations.

6

C.	Advisors. Each Committee shall have full power and authority to retain the services of such advisors and experts, including counsel, as the Committee deems necessary or appropriate with respect to specific matters within its purview.

D.	Committee Assignments. Subject to and in accordance with the By-laws of the Company, the Governance Committee, after consideration of the desires, experience and expertise of individual Directors, shall recommend to the Board the assignment of Directors to Committees, including the designation of Committee Chairs. In acting upon such recommendation and report, the full Board shall give consideration to the following objectives:

•	the target size of each Committee is three or more members, unless circumstances call for an exception;

•	a Committee Chair shall stay on the Committee for one year after stepping down as the Chair;

•	the Audit, Human Resources and Governance Committees shall be composed entirely of independent Directors.

E.	Committee Meetings. Each Committee Chair, in consultation with the Chairman of the Board, Committee members and management of the Company shall establish agendas and set meetings at the frequency and length appropriate and necessary to carry out the Committee’s responsibilities. Any Director who is not a member of a particular Committee may attend any Committee meeting with the concurrence of the Committee Chair or a majority of the members of the Committee.

XI.	Compensation

Directors who are not also officers of the company shall be appropriately compensated for their service on the Board. This compensation shall take into consideration the amount of time required to be devoted to Board activities, the fiduciary responsibility of such positions and the competitiveness of the compensation levels. Compensation is subject to change at the discretion of the Board. The current composition of compensation paid to Outside Directors shall be comprised of an annual Board retainer fee, annual Committee retainer fees, Committee Chair and Lead Independent Director fees, all paid quarterly; and an equity incentive component under the Company’s Equity Incentive Plan(s). The Company has adopted a deferred compensation plan which allows Directors to defer payment of their Board compensation. This plan and Director compensation may be changed from time to time by action of the Board.

XII.	Self-Evaluation by the Board

The Governance Committee will manage a self-assessment process of the Board’s performance as well as follow up on self-assessments performed by the Committees of the Board, the results of which will be discussed with the full Board, including reviewing and recommending to the Board changes identified by the Committees. The Governance

7

Committee will also utilize the results of this self-evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for election to the Board.

XIII.	Director Education

The Company shall assist the Board by providing appropriate orientation programs for new Directors, which shall be designed both to familiarize new Directors with the full scope of the Company’s businesses and to assist them in developing and maintaining skills necessary or appropriate for the performance of their responsibilities. The Board and the Company’s management shall similarly work together to develop and periodically implement appropriate continuing education programs for Board members.

XIV.	Expenses

Directors shall be reimbursed for ordinary, necessary and reasonable expenses incident to their service on the Board and to their attendance at meetings of the Board, Committees of the Board and the annual stockholders meeting. Requests for reimbursement for expenses over $75.00 must be accompanied by a receipt for such expenses. Directors shall be reimbursed for air travel expenses not exceeding the first-class commercial air travel rate. All such requests are to be forwarded to the Secretary of the Company for processing.

XV.	Capital Expenditures & Acquisitions

Management shall submit to the Board an Annual Capital Expenditure Budget for Board approval at the same time the Annual Operating Budget is submitted.

While the Capital Expenditure Budget will outline anticipated projects, the projects may change at the discretion of management as long as total annual capital expenditures do not exceed the total Annual Budget and subject to the individual expenditure approval levels established by the Board. If management anticipates that expenditures will exceed the amount budgeted, it must obtain Board approval for amounts that exceed the approved budget.

Management authority to approve funding for individual capital expenditures, sale of assets and acquisitions is as follows:

Up to $15 million	Chief Executive Officer, and other executives with the direction of the Chief Executive Officer

Greater than $15 million	Board of Directors

XVI.	Communications

A.	Communications With Management. As the role of the Board is oversight of management and not directing the operations of the Company, in general, Board members should

8

communicate principally with the Chief Executive Officer and other senior management of the Company. Board members should carefully consider any communications with Company employees to ensure it is an appropriate subject for communication.

B.	Communications to Board. All Board members, including their Committee assignments, are identified each year in the Company’s Proxy Statement. Communications which are intended for Board members can be sent to the Company’s Secretary at the Company’s Headquarters for delivery to individual Board members. Mail received will be delivered to the respective Board member to which the communication is addressed. Mail addressed to “Outside Directors” or “Non-Management Directors” will be forwarded or delivered to the Chairman of the Governance Committee. Mail addressed to the “Board of Directors” will be forwarded or delivered to the Chairman of the Board.

C.	Communications with Third Parties. To help shield directors from general questions from media representatives and others, it is the Company’s policy that directors should respond by indicating that, as a general matter, the Company’s spokesmen are the Chairman or the Chief Executive Officer or their designees and that comments on behalf of the Company would come from such a person. Directors should at all times maintain the confidentiality of sensitive or proprietary Company information.

D.	Director Nominations. The Directors welcome and are willing to consider recommendations from stockholders for Director nominations. Stockholders desiring to make candidate recommendations for the Board may do so by submitting nominations to the Company or the Company’s Governance Committee, in accordance with the Company’s Bylaws and addressed to the Corporate Secretary or to the Chairman of the Governance Committee at the following address: DENTSPLY SIRONA Inc., 221 West Philadelphia Street, York, Pennsylvania 17405-0872.

THESE GUIDELINES/POLICIES, INCLUDING ANY EXHIBITS ATTACHED HERETO, SHALL BE SUBJECT TO CHANGE AS REQUIRED BY LAW OR AS DEEMED APPROPRIATE BY THE BOARD OF DIRECTORS IN ACCORDANCE WITH THE BY-LAWS OF THE COMPANY.

9

Exhibit A to Corporate Governance Guidelines/Policies

Roles and Responsibilities: Executive Chairman and Chief Executive Officer

The role of the Executive Chairman will require a level of active engagement in the Company to remain informed and knowledgeable of the operations of the Company, including the integration efforts. This engagement cannot undermine the authority of the CEO, but must be developed in concert with the CEO to accomplish the goals of the Company. The CEO will have the general charge and control over the business, affairs and personnel of the Company, having authority and responsibility for the core operational, strategic and organizational aspects of the business.

Subject to the foregoing principles the Roles and Responsibilities of the Executive Chairman shall be as follows:

The Executive Chairman leads the Board of Directors of the Company. The CEO reports to the Board of Directors through and in consultation with the Executive Chairman. The Executive Chairman is an employee of the Company and will take an active role in matters beyond the Board of Directors, in partnership with the CEO. The two executives will develop a supportive and collaborative relationship that will be driven by shared chemistry and strong trust, and utilize the strengths and talents of both executives to advance the strategic priorities of the Company.

The Executive Chairman will support the CEO’s leadership of the company and work in partnership with the CEO: (i) in the development and monitoring of the strategic direction of the Company, (ii) in connection with M&A and capital allocation and financial structure matters and (iii) regarding the integration and synergy achievement of the combined Company, including the Company’s One Initiative efficiency program, while maintaining the best attributes of each Company.

The Executive Chairman will remain knowledgeable of and informed on operational matters, and will provide guidance and input on such matters, provided that the involvement does not undermine the authority of the CEO. The Executive Chairman will work closely with the CEO to merge the talent and cultures of the combined Companies. The Executive Chairman will work together with the CEO and provide counsel in the CEO’s selection of senior management, including the structure of the management team of the Company (segments, etc.). The Executive Chairman will provide mentoring to senior management, as requested by the CEO.

The Executive Chairman will participate in and collaborate with and support the CEO in matters concerning: (i) industry relationships, (ii) investor relations and (iii) communications with shareholders and the financial community, as agreed to by the CEO and Executive Chairman.

The Executive Chairman will (i) oversee meetings of the Board and lead the annual meeting of the Company’s shareholders, (ii) set the Board agenda with regard to all matters within the purview of the Board and develop the Board meeting schedule in concert with the CEO, (iii) attend Committee meetings in the Executive Chairman’s discretion, (iv) facilitate

A-1

discussions among Board members and foster a collaborative meeting environment, (v) ensure Board members receive accurate, timely and clear information, (vi) oversee a program for Board performance, (vii) lead executive sessions among outside directors, (viii) meet with the CEO one on one to discuss executive session and provide feedback and critique to the CEO and (ix) advise the Board on the CEO succession plan, if relevant.

A-2